SYMBOL TECHNOLOGIES, INC.

WWW.SYMBOL.COM





USING SYMBOL = PRODUCTIVITY





2001 ANNUAL REPORT

NYSE: SBL Symbol Technologies, Inc., is the global leader in mobile data transaction systems, providing innovative customer solutions based on wireless local area networking for data and voice, application-specific mobile computing and bar code data capture, which connect the physical world of people on the move, packages, paper and shipping pallets, to information systems and the Internet. Symbol's bar code scanners, mobile computers and wireless LANs are utilized worldwide in markets ranging from retailing to transportation and distribution logistics, manufacturing, parcel and postal delivery, government, security and healthcare. Symbol's systems and products are used to increase productivity, efficiency, and customer service from the factory floor to the retail store, to the enterprise and out to the home. Information about Symbol is available at www.symbol.com, or by telephone at +1.631.738.2400 or +1.800.722.6234.



JEROME SWARTZ
Chairman of the Board and Chief Executive Officer



RICHARD BRAVMAN
President and Chief Operating Officer

To Our Shareholders:

The year 2001 was an unusually difficult one for companies in the IT sector, and Symbol was no exception. Although we remained profitable, our financial results were disappointing. Yet as economic weakness has slowed IT spending, Symbol has taken steps to remain strong. We're reducing our costs even as we invest in our best opportunities and new customer relationships. And, at the start of 2002, we began to put in place a new generation of leadership to move the Company forward. As a result, Symbol is well positioned for renewed growth and higher profitability as the economy and IT-related spending begin to recover.


1.0
0.8
0.6
0.4
0.2
97 98* 99 00* 01*
DILUTED EARNINGS
PER SHARE
(Dollars)
210
168
126
84
42
97 98* 99 00* 01*
OPERATING INCOME
NET EARNINGS
(Dollars in millions)
* Excludes non-recurring charges

HIGHLIGHTS OF 2001 Despite the many challenges of 2001, during the year we:

- Completed the integration of Telxon well ahead of schedule.
- Introduced an array of new products, including wireless local area network (WLAN) enabled mobile computers for enterprise applications.
- Scored major customer wins in both traditional and non-traditional vertical markets.
- Established an Integrated Systems Division, bringing together Symbol's various products and services for custom system analysis and design, and integration into targeted vertical industry segments.
- Upgraded our manufacturing and distribution activities in Reynosa, Mexico and McAllen, Texas, respectively, including installation of state-of-the-art warehousing and distribution technology at McAllen.
- Reduced our cost base to further position the Company for the next era of growth and increased profitability.

FINANCIAL HIGHLIGHTS Revenue of $1.45 billion in 2001 was slightly higher than 2000 revenue. Net income before non-recurring charges was $61.5 million, or $0.27 diluted earnings per share, compared to $131.9 million, or $0.64 diluted earnings per share in 2000, reflecting the difficult operating environment during the year. Non-recurring charges were related to the streamlining of the Company's manufacturing facilities and an inventory writedown. When these charges are included, the net loss for 2001 was $53.9 million, or $0.24 per share. Cash flow from operations improved over the course of the year, finishing at a positive $27 million, and we ended the year with a significantly stronger balance sheet.

MANAGEMENT CHANGES With the retirement of Tomo Razmilovic as President and Chief Executive Officer in early 2002, the Board looked to reenergize the Company and restore the growth that has been Symbol's hallmark. Jerry Swartz has reassumed the role of CEO, while continuing as Chairman and Chief Scientist. Richard Bravman, a 23-year Symbol veteran who most recently served as Senior Vice President and General Manager of Symbol's Integrated Systems Division, and who helped build Symbol from a start-up to a global leader in wireless systems, was named President and Chief Operating Officer.

Moving forward, we will work with the Board to identify additional talent, both internally and externally, to further build our management team.



The CS 1504 affords consumers instant access to a targeted Web page.

The lightweight SRS-1 Ring Scanner enables hands-free mobile computing throughout the workplace.



INNOVATION AND FINANCIAL DISCIPLINE We will continue to build on Symbol's history of developing innovative technology and applications to deliver increased long-term shareholder value. Through our commitment to innovation, we will grow and expand our vertical markets and applications, and take advantage of promising new opportunities. Products introduced within the last three years generated more than 50 percent of Symbol's revenues in 2001. We pledge to stay focused in those investments while keeping a tight rein on costs. We're determined to take full advantage of Symbol's world-class technology assets and to bring that technology leadership to the bottom line, creating growing value for our shareholders.

BROAD, BALANCED AND STABLE Symbol's stability and strength derive from our unique position in the markets we serve. Based on industry standards, our mobile computing, bar code scanning, and wireless systems link the virtual world of mobile commerce and IT infrastructure to the physical world of paper, products and people. These productivity-enhancing IT tools offer a proven, fast return on investment to customers looking to reduce costs, increase efficiency, and transform operations—from manufacturing, to transportation and logistics, to retail general merchandisers and grocers, and out to non-traditional markets, including field sales force automation and route accounting, government, healthcare and security. And while our customers were not immune to the slowdown of 2001, they continue to need our products and systems, in good times and bad.

TECHNOLOGY AND PRODUCTS Major product introductions in 2001 included our new lines of rugged, mobile computers: the PPT 2800, and the PDT 8100 with both pen and keypad input, both based on Microsoft's Pocket PC operating system and utilizing Intel's new XScale™ mobile computer microprocessor technology going forward. These new handhelds are designed for the growing mobile workforce that demands anywhere/anytime information, and feature local and wide area wireless connectivity and 1-D and 2-D barcode scanning.

In October, Symbol rolled out our IEEE 802.11b, 11 Mbps voice-over-IP NetVision® Data Phone, offering data and voice functionality with open standards flexibility. And, we are adding PDF-capable products utilizing Symbol's world-standard, high capacity 2-D bar code technology.



Symbol's Wireless Networker is the first Wi-Fi certified wireless LAN CompactFlash™ adapter for Pocket PC devices.



Symbol's Spectrum24® 11 Mbps High Rate wireless local area network is a leading wireless network for Wi-Fi "hot spots."

We also introduced an 11 Mbps version of our AirBEAM® software to wirelessly distribute applications and OS upgrades to mobile computers. New scanner products included the Cobra™ LS 1900 handheld, the first bar code reader in its class to decode the emerging reduced space symbology bar codes, and the new SRS-1 ring scanner, a breakthrough in miniaturization and ergonomics. Further innovation led to our unique Wireless Networker,™ the first wireless LAN CompactFlash™ adapter small enough to fit today's Pocket PC's extended card slot.

A major mobile computing thrust for Symbol is wearable computing, embodied in our ring scanner and wrist computer. We expect our ability to enable wireless data (and voice) communication in small, low-cost wearable devices to drive significant new applications. Symbol's new-generation wearable and wireless systems, based on cordless and miniaturized ring scanners, play a critical role in enhancing worker productivity at both UPS and the U.S. Postal Service.

CUSTOMERS AND MARKETS Even in a tough year, companies continued to invest in our proven, low-cost technology. We scored significant customer wins in our traditional vertical markets of Retailing and Logistics. Today, more than 90 of the world's top 100 retailers are Symbol customers.

In particular, we expanded our presence in retail food and drug, where long-time customer CVS selected our Spectrum24® wireless LANs and hand-held computers to enhance productivity and reduce costs at its stores nationwide. Leading food retailer Giant Eagle chose our wireless LAN infrastructure for innovative food management, direct store delivery, and shelf price audit applications. And Safeway (U.K.), one of 25 major European retailers investing in Symbol's Portable Shopping System,® ordered PSS for additional stores, reflecting the increasing focus among retailers on in-store customer relationship management and consumer-centric tools.

Among general merchandisers, Sears deployed Symbol mobile computers with embedded Spectrum24 Network Interface Cards and AirBEAM software for in-store, browser-based applications; J.C. Penney selected our 802.11b Access Points and Pocket PC terminals for automated price verification; Wal-Mart ordered thousands of Symbol's mobile and wireless terminals; and Karstadt, Germany's largest retailer, deployed our voice-over-IP NetVision Data Phones, advanced hand-held scanners, and 2-D bar code technology for in-store solutions.

In what may be the world's most extensive 802.11b (Wi-Fi) WLAN deployment, UPS is rolling out Symbol's wireless LAN access points and devices in 1,300 distribution centers, with potential expansion to other facilities.



Wide area network (WAN) integration with Symbol's PPT 2733 allows for communications en route.


L.E. 06352782
6/2/1957
CALLE 6 # 154 URB: EL TREVI
OBELISCO- CALLAO

The Symbol-pioneered PDF417 two-dimensional bar code can carry up to 1+ kilobytes of digitized data, including biometrics, and is currently used as an identifying element on the National ID Cards of various nations, including Peru.

Representative of several recent wins as we push into route accounting and field service/sales force automation, we were awarded a major contract by The Pepsi Bottling Group for WLAN-enabled mobile computers to enhance route delivery service operations, featuring XScale microprocessor technology in our Pocket PC ruggedized mobile computer family.

In other market sectors:

- We scored significant wins with European postal authorities in the U.K., Germany, Spain, Denmark, and Sweden.
- The U.S. Marine Corps recently ordered our ultra-tough mobile and wireless computers to track, manage, and deploy the tons of supplies necessary to support field operations.
- The New York City Fire Department used Symbol's rugged (GPS-enabled) pocketpalm computers to collect and track evidence during the recovery efforts following 9/11.
- Penetration of the automotive market continued in 2001, with particular strength in Europe. The world's leading automakers use Symbol's mobile and wireless systems for such critical tasks as managing inventory and replacing parts.

And in the challenging area of U.S. homeland security, Symbol has much to contribute. Our small, mobile and wireless systems are low-cost, quick-to-install, proven and reliable, especially important for the airlines and the mail industry, which face serious cost pressures. By integrating the ability to read bar codes and biometrics (such as facial features or a fingerprint) into rugged, mobile devices, we are leveraging Symbol's critical technology and knowledge base to offer airport and postal security solutions: improved airline passenger/baggage match reconciliation; two-dimensional bar code-enabled boarding passes to verify passenger I.D.; and the use of a PDF digital indicia for "Intelligent Mail" that's traceable to its sender.

Two-dimensional bar codes are already used on drivers' licenses in 43 jurisdictions in North America, where they contain digitized and encrypted data and facial or fingerprint features, making PDF417 the de facto technology standard for a U.S. national ID card. Overseas, national ID programs based on PDF417 are already up and running in Peru, Egypt, Bahrain, and the Philippines.

STRATEGIC ALLIANCES AND PARTNERS *We continue to drive the expansion of our worldwide business partner* network. This strategy is aimed at delivering full business solutions to our customers, cost-effectively reaching even far-flung and lower-tier segments of the market and leveraging our competencies with the complementary skill sets, products and services of first class value-added resellers. We are implementing systems that improve channel sell-through visibility, critical to the anticipation of future changes in demand.



Symbol maintains a strategy of forging strong, global alliances with leading technology players to accelerate introduction of new products and drive growth across our markets. Included are enterprise application partners such as IBM, integrating Symbol's world-class wireless network and mobile computing technologies with IBM's wireless e-business applications and services, as well as PricewaterhouseCoopers, KPMG, EDS, and Accenture. Our strong relationships continued with Intel, for improvements to next-generation 802.11 wireless and mobile computer microprocessor technology; Nortel, to develop integrated voice and data solutions; and Northrop Grumman, for automated postal systems; as well as Lockheed, Microsoft, Olympus, and Palm.

The formation of our Integrated Systems Division in 2001 marked another milestone in our balanced strategy of creating systems and professional services to complement the value brought to our customers in technology and product innovation. Our success here will be reflected in a more secure and differentiated strategic position, improved customer satisfaction and incremental revenue and profit growth.

OUTLOOK Overall, Symbol today is in solid competitive and financial shape. Though 2001 was a tough year, our market presence remains excellent, anchored by the quality of our technology and intellectual property, people, customer relationships and partnerships, and our outstanding position in an increasingly mobile and wireless world.

We see 2002 as a transitional year, with revenues and earnings per share about flat with 2001. As overall economic conditions improve, and IT spending begins to strengthen, we anticipate revenue and profit growth returning to Symbol's historic levels in 2003 and beyond. We believe our growth profile should provide an outstanding value proposition for Symbol shareholders over the longer term.

Your management team looks forward to the challenges and opportunities that lie ahead, and to a new era of growth for Symbol. Thank you for your patience and continued support.

Jerome Swartz

JEROME SWARTZ, PH.D.
Chairman of the Board and Chief Executive Officer

RICHARD BRAVMAN
President and Chief Operating Officer

Using Symbol

In the following pages, we focus on three major market areas for Symbol—Retail and Consumer-Centric Shopping Systems; Transportation and Logistics; and Route Accounting and Field Operations. At every step in the journey from making a product to selling it, Symbol helps make the process more efficient and cost-effective.

The Company has long been a market leader in the retail and transportation and logistics markets. Our systems offer customers the key to productivity—real-time access to information. Symbol's ability to make things happen on the move has established the Company as a major player in a wide variety of markets, including manufacturing, healthcare, and government.

Symbol's products and systems solutions are proven and reliable. Now we are bringing our core competencies to a variety of new markets—everything from field service operations to security.

Because, Using Symbol = Productivity.

Retail: From Traditional Applications to Consumer-Centric Shopping

SEARS

Sears, Roebuck and Co. is implementing Symbol's next-generation, in-store wireless mobile computing solutions for its 860 U.S. full-line department stores. Sears will use Symbol's SPT 1740 wireless hand-held mobile computers to perform critical in-store, browser-based applications such as inventory, price change, merchandise pickup, receiving and replenishment. The technology will also be tied into Sears networked printers to provide mobile printing solutions. Sears will put in place nearly 15,000 of the Symbol hand-held computers, and will install nearly 25,000 Spectrum24, WLAN cards.

Symbol's agreement with Sears includes SymbolCare℠ Services, as well as software development for state-of-the-art mobile solutions *designed to enhance in-store* productivity. Symbol's Integrated Systems Group worked with the Sears team to write HTML Java code *that will reside on the in-store servers* in support of Sears' browser-based vision. The computers are based on the Palm OS® operating system.

MAKING SHOPPING MORE MOBILE AND PERSONAL

Using Symbol, retailers and grocers, who operate on low profit margins, can enhance their productivity and gain a significant return on their investment. Symbol's wide range of applications allows retailers to manage data at the point of activity for order entry, price verification, and inventory management.

Chain Store Age magazine recently reported that retailers in 2001 spent 28.6 percent of their IT capital budgets on store systems. As the retail industry looks for new ways to serve customers, Symbol is paving the way.

Our consumer-centric shopping systems are powerful Customer Relationship Management (CRM) tools, enabling personalized, on-the-move interaction between retailers and their customers. Using Symbol devices, retailers can offer specialized one-to-one promotions based on the shopper's needs and shopping history. Symbol devices extend the power of point-of-sale beyond the checkout counter and into the aisle, at the point of decision, enhancing revenue for retailers by capturing additional consumer dollars.

Symbol's mobile and wireless tools are helping retailers change the way people shop by having a direct connection to customers that allows them to influence what, when and how much their customers buy.



Sears deployed Symbol's mobile computers with AirBEAM software and wireless systems for critical in-store applications in 860 stores.

Karstadt, Germany's largest retailer, deployed Symbol's voice-over-IP NetVision Data Phones, advanced hand-held scanners, and PDF417 bar code technology for in-store solutions.


TWININGS
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KARSTADT

With the help of its partners, Symbol is building on its knowledge in retail to further improve customer-centric, easy-to use technology that will personalize a consumer's shopping experience, while creating revenue for retailers.





PDF417 is the worldwide 2-D bar code standard, and also the driver's license standard in 43 jurisdictions in North America, including Kentucky, which uses it to encode a driver's photo. Based on this widespread adoption, PDF417 can provide the basis for a national identification system.



The U.S. Department of Defense ordered our ultra-tough mobile and wireless computers with integrated bar code scanning to track, manage, and deploy the tons of supplies necessary to support successful military operations in Afghanistan and elsewhere.



Symbol scored significant wins in the postal service market, including Canada, U.K., Germany, Spain, Denmark, and Sweden.

Symbol's Wearable Scanning/Computing System continues to provide hands-free mobility, leading to increased productivity, efficiency, and comfort in the workplace at companies like UPS.



Transportation and Logistics

FROM THE SHOP FLOOR TO THE FRONT DOOR, SECURELY

Using Symbol, postal and parcel companies deliver to your front door, truck drivers transport valuable supplies, and security personnel verify who you are.

The building blocks of today's supply chains share a common architectural framework with emerging security applications for Symbol's technologies...connecting the physical world of people, paper and packages to computer information systems. Symbol's proven, quick-to-install and accurate mobile systems can be used across a range of transportation, logistics and security applications, including safeguarding our airports, ensuring the integrity of mail, and tracking hazardous waste and weapons.

Critical to these systems is the Symbol-pioneered PDF417, a high-capacity, two-dimensional, error-correcting portable data file. Through its ability to encrypt biometric data, such as facial recognition data, iris scans, and fingerprints, PDF417 is poised to play a vital role in enhancing security worldwide.

CASE STUDY

UPS

In what may be the world's most extensive IEEE 802.11b (Wi-Fi) WLAN deployment, UPS is rolling out Symbol's wireless LAN access points and wireless devices in 1,300 distribution centers, with a potential of expansion to other facilities. According to an article in *Computerworld* magazine, this project is expected to pay for itself within 16 months due to operational efficiencies and cost savings achieved in package sorting and standardization of network systems. Symbol's wearable and wireless computing systems, including cordless and triggerless ring scanners, will boost worker productivity. Workers will use the ring-sized infrared scanner to input the bar codes of packages passing on a conveyor belt, affording hands-free sorting. The ring scanners are also rugged, an essential feature for a device that will be used in an environment where boxes fly out from chutes and whiz around on conveyor belts.

Route Accounting and Field Operations

PEPSI

Symbol is providing The Pepsi Bottling Group with a customized version of its Pocket PC 2002 ruggedized computer family under a contract of approximately $20 million. These next-generation hand-held computers will be used by Pepsi's team of route accounting personnel to enhance route delivery service operations. Viewed as central to customer management, the Symbol computers will allow Pepsi's selling and delivery team to provide maximum service to its retail customers.

The product includes features that can increase a route accounting team's efficiency, including a color high-resolution screen for clear display of information indoors and outdoors, the Microsoft Pocket PC 2002 operating system for robust application development, and a powerful 32-bit processor from Intel. Options include Symbol's integrated Spectrum24, 11 Mbps 802.11b wireless LAN or choice of wide area network connectivity. The computers also can accommodate a compact flash slot for data recovery protection.

HELPING INFORMATION AND GOODS MOVE TOGETHER

Using Symbol, companies can ensure that they are getting products to their customers in the most efficient and cost-effective manner. Symbol's mobile computing products help companies move information and goods together smoothly.

Companies can have great manufacturing capabilities, but if they aren't managing their distribution information, they aren't operating at peak efficiency. Managing goods in motion, from where they originate to where they are eventually used or sold, is where Symbol is the key differentiator between good and great customer service.

With Symbol's Mobile Gateway system, a vehicle becomes a communications hub on wheels. In-vehicle connectivity and communications capabilities allow drivers to gather, prepare, send and receive data on the move. Optional features enable central dispatch to track the location of each vehicle using an integrated global positioning system.

The ability to know where delivery and service trucks are, what they are carrying, and where they are going helps companies better serve their customers.

The Pepsi Bottling Group's route accounting personnel will be using this next-generation custom Pocket PC mobile computer to enhance delivery service operations.



The highly integrated and rugged PDT 8100 pen/key terminal is perfect for seamless tracking of goods and inventory.


PREFER
Pocket PC
Start
Sunday, September 02, 2001
10:33
Tap here to set owner information
No upcoming appointments
No unread messages
No tasks
mobile
New
The Pepsi Bottling Group
symbol
Shift
Tab

Field workers can access critical files, view schematics and report customer-specific information in real time.



CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in millions, except per share data)	Year Ended December 31, 2001*	2000*	1999
NET REVENUE	$ 1,452.7	$ 1,449.5	$ 1,139.3
COST OF REVENUE	871.8	848.1	636.1
AMORTIZATION OF SOFTWARE DEVELOPMENT COSTS	17.1	24.1	18.5
GROSS PROFIT	563.8	577.3	484.7
Operating Expenses:			
Engineering	117.3	97.3	81.9
Selling, general and administrative	322.8	267.3	220.8
Amortization of excess of cost over fair value of net assets acquired	16.4	6.5	5.1
TOTAL OPERATING EXPENSES	456.5	371.1	307.8
EARNINGS FROM OPERATIONS	107.3	206.2	176.9
INTEREST EXPENSE, NET	(18.0)	(12.2)	(5.8)
EARNINGS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	89.3	194.0	171.1
PROVISION FOR INCOME TAXES	28.6	62.1	54.7
EARNINGS BEFORE EXTRAORDINARY ITEM	60.7	131.9	116.4
EXTRAORDINARY GAIN ON REPURCHASE OF CONVERTIBLE NOTES, NET OF TAXES	0.8	—	—
NET EARNINGS	$ 61.5	$ 131.9	$ 116.4
Earnings Per Share:			
Basic	$ 0.27	$ 0.64	$ 0.59
Diluted	$ 0.27	$ 0.64	$ 0.55
Weighted Average Number of Common Shares Outstanding:			
Basic	227.4	206.4	198.7
Diluted	227.4	206.4	212.4

*Includes non-recurring charges.

THREE YEAR SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in millions)	Year Ended December 31, 2001	2000	1999
Financial Position:			
Total Assets	$ 1,892.7	$ 2,093.2	$ 1,047.9
Working Capital	$ 660.5	$ 620.2	$ 351.6
Long-Term Debt, Less Current Maturities	$ 225.2	$ 201.1	$ 99.6
Stockholders' Equity	$ 1,180.8	$ 1,201.7	$ 640.5

Form 10-K

Table of Contents

	Page
PART I	
1. Business	18
2. Properties	29
3. Legal Proceedings	29
4. Submissions of Matters to a Vote of Security Holders	31
4A. Executive Officers of the Registrant	31
PART II	
5. Market for the Registrant's Common Equity and Related Security Holder Matters	32
6. Selected Financial Data	32
7. Management's Discussion and Analysis of Financial Condition and Results of Operations	37
8. Financial Statements and Supplementary Data	45
9. Disagreements on Accounting and Financial Disclosure	45
PART III	
10. Directors and Executive Officers of the Registrant	46
11. Executive Compensation	46
12. Security Ownership of Certain Beneficial Owners and Management	46
13. Certain Relationships and Related Transactions	46
PART IV	
14. Exhibits, Financial Statement Schedules and Reports on Form 8-K	46
CONSOLIDATED FINANCIAL STATEMENTS	
Comprising Item 8 and Schedule II listed in the index at Item 14(A)2 of Annual Report on Form 10-K to Securities and Exchange Commission for the years ended December 31, 2001, 2000 and 1999	
Independent auditors' report	49
Consolidated financial statements:	
Balance sheets	50
Statements of operations	51
Statements of stockholders' equity	52
Statements of cash flows	53
Notes to consolidated financial statements (1-21)	54
Additional financial information pursuant to the requirements of Form 10-K:	
Schedule:	
II - Valuation and qualifying accounts	77

Schedules not listed above have been omitted because they are either not applicable or the required information has been provided elsewhere in the consolidated financial statements or notes thereto.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2001
Commission file number 1-9802

Symbol Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	11-2308681
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One Symbol Plaza, Holtsville, NY	11742-1300
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code:
(631) 738-2400

Securities registered pursuant to Section 12(b) of the Act:

COMMON STOCK, PAR VALUE $.01	NEW YORK STOCK EXCHANGE
(Title of each class)	(Name of each Exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: 7.5 percent Convertible Subordinated Debentures of Telxon Corporation, a wholly owned subsidiary of the Registrant, Due 2012.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the registrant's voting stock held by persons other than officers and directors and affiliates thereof, as of February 15, 2002, was approximately $1,871,000,000.

The number of shares outstanding of each of the registrant's classes of common stock, as of December 31, 2001, was as follows:

COMMON STOCK, PAR VALUE $.01	228,780,699
(Class)	(Number of Shares)

Documents Incorporated by Reference: The registrant's Proxy Statement to be used in conjunction with the Annual Meeting of Shareholders to be held on May 6, 2002 (the "Proxy Statement") is incorporated into Part III.

Part I

Item 1. Business

THE COMPANY

Symbol Technologies, Inc. ("Symbol" and, together with its subsidiaries, the "Company"), a Delaware corporation, is the successor by merger in 1987 to Symbol Technologies, Inc., a New York corporation which commenced operations in 1975. The Company has evolved from a supplier of bar code verification products into a leading global provider of wireless networking and information systems that allow users of its products to access, capture and transmit information at the point of activity over local area networks (LAN), wide area networks (WAN) and the Internet. The Company is the only corporation in its industry with in-house technology for the design and manufacture of products in its three core technologies: bar code reading devices, mobile computing devices and network systems. The Company is engaged in two reportable business segments-the design, manufacture and marketing of scanner integrated mobile and wireless information management systems, and the servicing of, customer support for and professional services related to these systems. These systems are used worldwide in diverse markets such as retail, transportation and logistics, parcel delivery and postal service, warehousing and distribution, industrial, health care, hospitality, education and government.

On March 14, 2000, the Company was awarded the National Medal of Technology, the nation's highest honor for technological innovation. The award was given to the Company "for creating the global market for laser bar code scanning and for technical innovation and practical application of mobile computing and wireless local area network (WLAN) technologies". The medal, which recognizes exceptional U.S. scientific and engineering innovations, has been awarded to only 12 corporations in its history. Other corporate recipients of the award are AT&T Bell Laboratories, The DuPont Company, IBM, Merck & Co. Inc., Amgen Inc., Corning, Inc., The Proctor & Gamble Company, 3M, Johnson & Johnson, Biogen, Inc. and Bristol-Meyers Squibb Company.

Telxon Acquisition

On November 30, 2000, a wholly owned subsidiary of the Company was merged with and into Telxon Corporation ("Telxon") in a stock-for-stock merger. The acquisition enhanced Symbol's opportunities in hand-held computing systems across many industries and vertical applications. Telxon is operating as a wholly owned subsidiary, although portions of its operations were consolidated with Symbol in order to obtain operating efficiencies and synergies by eliminating duplicate functions, rationalizing manufacturing facilities and sales offices and realizing purchasing, sales, manufacturing and other efficiencies.

COMPANY PRODUCTS AND SERVICES

General

The Company develops, manufactures, sells and services scanner integrated mobile and wireless information management systems that consist of mobile computing devices, WLAN, bar code reading devices, network appliance devices, peripheral devices, software and programming tools and are designed to provide solutions to customer specific needs in information transactions. They are used in a variety of applications from collecting information at remote locations and transmitting information between these locations and the user's central data processing facility to facilitating e-commerce transactions by accessing and collecting price and product information at the point of activity for storing or placing orders via the Internet. Several Symbol devices also connect wirelessly to WANs.

The Company's mobile computing devices are microprocessor-based, lightweight and battery-operated hand-held computers. Information may be captured by a device that reads bar codes or may be manually entered via a keyboard, a touch screen or a pen computer display/entry device. The information collected by the mobile computing device can then be transmitted instantly to a host computer across a WLAN or in some instances by modems (batch file transfer mode). Over 90 percent of the Company's mobile computing devices include an integrated bar code reader and approximately 90 percent offer optional integrated WLAN or WAN communication capability. Depending on the model, the Company's mobile computing devices may have up to 64 megabytes of RAM for information storage and multiple input and output capabilities for the connection of printers, bar code readers and communications devices.

The Company distributes the most complete line of bar code reading equipment in the world. The Company's bar code reading products consist of devices designed to capture and decode one- and two-dimensional bar code symbols and store, process and transmit information. The Company designs and manufactures miniature scan engines, hand-held bar code readers, portable presentation scanners and fixed station point-of-sale scanners most of which employ laser technology to read information encoded in bar code symbols. The Company's bar code reading equipment is compatible with a wide variety of information collection and retrieval systems, including computers, electronic cash registers, portable information collection devices and the Internet. Bar code readers are used to improve inventory management, productivity and cycle time in retail, transportation and logistics, parcel delivery and postal service, warehousing and distribution, factory automation, e-commerce and many other applications.

The Company provides wireless communication solutions that connect its mobile computing devices and bar code reading equipment to wireless LANs and WANs. Based on spread spectrum RF technology, the Company's WLAN products provide real-time wireless data communication at data rates of up to 11 Mbps and in combination with the Company's telephony devices, provide wireless voice and data communication over

TCP/IP data networks. Unlike traditional narrow band RF-based networks, installation of the Company's spread spectrum systems requires no individual site license from the U.S. Federal Communications Commission (FCC).

Design engineering and support for both the Company and OEM wireless network systems is conducted in the Company's San Jose, California facility. The focus of the group is the design of wireless network transaction systems, the Company's Spectrum 24 WLANs and support for the integration of those high-performance networks into customers' data networks and enterprise-wide information systems.

PRODUCTS

The PDT family of mobile computing devices features advanced technology including Application Specific Integrated Circuits (ASIC) and Very Large Scale Integrated (VLSI) circuits, which incorporate many standardized integrated circuits into one computer chip allowing for size and cost reductions. Also, the PDT family employs surface mounted component technology for reduced size and increased performance and dependability, as well as industry standard 8-, 16- and 32-bit microprocessors. The PDT family includes a series of mobile computing devices that are available with different features and at varying costs depending on customer requirements and preferences. PDT mobile computing devices feature up to one-quarter VGA liquid crystal display, slim, lightweight design, multiple input and output ports and up to 96 megabytes of internal memory. PDT mobile computing devices have various keyboard configurations, including a user configurable keyboard and WLAN communication capability. The PDT family was originally introduced in 1985.

In 1993, the Company introduced the PDT 3100, a 16-bit DOS compatible mobile computing device incorporating a laser scan engine and featuring a swivel-head scanner design that adjusts instantly for right- or left- handed scanning applications. In 1996, the Company introduced a limited performance, lower cost version of the PDT 3100. In 1998, the Company introduced the PDT 6100 Series of mobile computing devices, a sleek, compact, ergonomically designed version of the PDT 3100 featuring a choice of display options.

As a result of the acquisition of Telxon in 2000, the Company also offers the PTC-710. The PTC-710 is a low-cost, hand-held portable data terminal designed for sales order entry, inventory control and other applications requiring batch data communications.

The PDT 6800, introduced by the Company in 1998, is a versatile mobile computing device combining ruggedized housing for use in industrial settings with a small, light-weight, ergonomic form factor suitable for scan intensive retail applications. The PDT 6800 has a 46-key alphanumeric keypad for easy information input and a 16-line back-lit display for greater data content and readability. In 2001, the PDT 6800 was the Company's largest selling mobile computing device.

As a result of the acquisition of Telxon, the Company added additional mobile computing devices. The PTC-960SL was Telxon's best selling product and is a multi-purpose data management terminal well suited to both retail and industrial environments. This device is similar in performance and design to the PDT 6800. The PTC-960SL employs a non-shift full alphanumeric keyboard, a 16-line by 21-character graphic LCD display, and offers a choice of three integrated scanners for standard, long range, or high visibility scanning. An integrated radio provides wireless networking capability.

Introduced by the Company in 1999, the PDT 7500 is a sealed, industrial use mobile computing device designed to withstand extreme conditions in transportation and logistics environments. Weighing only 19oz., the PDT 7500 is light enough for extended periods of use. Color-coded keys facilitate information entry and a 1/8 VGA screen with a 20-line back-lit display provides easy viewing of information even in dimly lit areas. The PDT 7500's 486-based microprocessor supports accelerated information processing and an integrated laser scan engine provides both one- and two-dimensional scanning capability. The Company introduced a wireless wide area network(WWAN) version of the PDT 7500 in 2000.

In 2001 the Company introduced the PDT 8100 series, which bridges the gap between pure pen-based and key-based mobile data collection solutions. The PDT 8100 is the first "Pocket PC®" device available with multiple keyboard options. It is also sealed to IP54 standards, and has batch, WLAN and WWAN options. The PDT 8100 features a large easy to read one-quarter VGA display, back-lit keyboard and rechargeable extended-use lithium-ion battery. The PDT 8100 uses an Intel® Strong ARM processor operating at 206 MHz, and can be equipped with 32 or 64 MB of RAM, and 32 MB of ROM.

In 1995, the Company introduced its first wearable scanning system, the WSS 1000, an innovative hand-mounted bar code-based information transaction system that allows mobile hands-free bar code scanning, information collection and LAN connectivity. The WSS 1000 wearable computer system was designed for users who rely on the efficiency and accuracy of bar code scanning but require the use of both hands to perform job functions. The system, which consists of two components, combines the RS-1, a miniature scanner worn as a ring that allows the user to simply touch a thumb and index finger contact switch to scan a bar code and a compact, light-weight, wrist mounted computer with display which permits wireless communication to the host computer. In 1997, the Company introduced the WS 1200-LR, a back-of-the-hand mounted scanner. Similar to the RS-1 wearable scanner, the WS 1200-LR is triggered by a thumb-actuated switch mounted on the user's index finger, however the WS 1200-LR is capable of scanning at longer distances than the RS-1 ring scanner. In 2001, the Company introduced the SRS-1 ring scanner, a lightweight low profile design that allows users to pick, scan and pack items in tight spaces.

The PTC-2134 and PTC-2234 are pen-based mobile computing devices which were added to the Company's product offerings in 2000 as a result of the Telxon acquisition. The PTC-2134 features a diagonal full-VGA touch-screen and supports Windows 95 and Windows CE. The PTC-2134 supports WLAN. The PTC-2234 extends the PTC-2134 series for use in hazardous locations and is approved for use with a non-incentive rating.

In 1998, the Company and Palm Computing, Inc., developer of the Palm® line of hand-held computers, entered into an agreement under the terms of which the Company manufacturers and distributes touch- and pen-input personal productivity tools utilizing the Palm operating system with an embedded bar code reading device. A new agreement between the Company and Palm Computing, Inc. was executed in 2001. Introduced in 1998, the SPT 1500, a pocket sized mobile computing device based upon the Palm III architecture was the first of such products introduced by the Company. In 1999, the Company introduced the SPT 1700, a ruggedized version of the SPT 1500 with wireless LAN communication capability. In 2001, the Company introduced the SPT 1800, with a 33MHz processor and a high contrast LCD display. With an embedded laser scan engine, the SPT 1700 and the SPT 1800 provide users with the latest bar code scanning technology for collecting information and the Palm operating system allows programmers to easily build applications using scan-embedded graphical development tools. Designed for use in office workflow automation, route accounting, healthcare, education, retail, industrial and warehouse settings, the SPT 1700 is suited for use in any application where mobile workers need to collect and manage information at the point of activity. The SPT 1700 has 2MB each of random access memory and flash memory and is available in an optional 4MB of flash memory and 8MB of random access memory configuration to accommodate larger application demands. In 2000, the Company introduced a version which reads two-dimensional bar codes as well as one-dimensional barcodes. The SPT 1800 is intended to replace the SPT 1700 in 2002.

The Company also introduced two WWAN versions of the SPT 1700 in 2000, the SPT 1733 and SPT 1734. The SPT 1733 works with the CDPD network while the SPT 1734 is based on the GSM standard. Both products offer Internet connectivity and enable access to web-based applications or corporate intranet data from any phone where wireless IP service is available.

Introduced by the Company in 1999, the PPT 2700 mobile computing device is substantially similar to the SPT 1700; however, it is based on the Microsoft Windows CE operating system. Designed to work specifically with mobile computers, the Windows CE operating system allows PPT 2700 users to collect information via a familiar Windows interface and allows developers to create applications with standard 32-bit desktop tools. In 2000, the Company introduced a version of the PPT 2700 that runs on Microsoft's Pocket PC operating system. The PPT 2700's ruggedized design, integrated laser scan engine and Spectrum 24 WLAN connectivity allow users in harsh environments, such as warehouse management, and in diverse applications, from medical service providers to school administrators and teachers, to access remote information at the point of activity. The Company also introduced in 2000 a version of the PPT 2700 that reads two-dimensional bar codes as well as WWAN versions of the 2700 that operate on the CDPD and GSM networks, respectively. In 2001, the Company introduced the PPT 2800, a Pocket PC based terminal that includes bar code scanning and real time wireless communication options. The PPT 2800 features extensive Internet browsing capabilities, WLAN or WWAN communication, the Intel® StrongARM SA 1110 processor, running at 206 MHz, and 32 or 64 MB of RAM, and 32 MB of ROM. In 2001, the Company also introduced versions of the PPT 2800 with a color screen. The PPT 2800 is intended to replace the PPT 2700 in 2002.

In 2001, the Company also introduced the SPS 3000, the first expansion pack that delivers integrated data capture and real-time wireless communication to users of the Compaq iPAQ™ Pocket PC. The SPS 3000 pack attaches easily to the Compaq iPAQ Pocket PC H3600 or H3100 Series, and is available in these feature configurations: scanning only, WLAN only, and scanning and WLAN.

In 1999, the Company introduced the VRC 6900, a ruggedized vehicle mounted or wall mounted key-based computer capable of withstanding extreme temperatures and harsh industrial environments.

Due to the Telxon acquisition in 2000, the Company began offering a fixed mount terminal, the PTC-860IM, which is an industrial strength mobile computer that can be used on a forklift or as a fixed mount device. It is designed to capture, process and communicate information from virtually anywhere in the mobile workplace. The PTC-860IM features large ergonomically designed keys and a full alphanumeric keypad, and is compatible with the Company's line of bar code reading devices.

In 2001, the Company introduced the VRC 7900 series vehicle radio computer. The VRC 7900 features a 32 bit StrongARM®, processor, the Windows CE operating system, a 65-key QWERTY keyboard and a 1/2 VGA color display. It supports real-time servicing, tracking, put-away and shipping applications. A quick-release mounting bracket easily secures the VRC 7900 to fixed-mount locations or forklifts, and allows for faster porting between vehicles. The VRC 7900 is also sealed to IP65 standards and supports both Spectrum 24 2Mbps and 11 Mbps data rate radios.

Introduced by the Company in 1996, the Symbol Mobile Gateway (SMG) is an industrialized, PC-based host computer designed for installation in truck cabs and cars. A wireless WAN radio modem provides communication across major wide area network systems to a user's enterprise-wide network and Spectrum 24 LAN capability connects the SMG to the Company's mobile computing devices, providing in-vehicle connectivity and communication capabilities for motor freight, parcel delivery and private fleet operations.

The Company sells several different hand-held laser scanners, the most important of which is the LS 4000I. The LS 4000I was introduced in 1998. The LS 4000I is a trigger operated, visible laser diode-based scanner capable of reading PDF 417, a high-density, high-capacity portable data file storing approximately one kilobyte of data in a machine-readable code and all conventional linear bar codes. PDF 417 is a two-dimensional bar code symbology that incorporates error correction capability and has one hundred times the information capacity of a traditional linear bar code. Unlike linear bar codes, PDF 417 can contain an entire data record reducing or eliminating the need for an external system of linked information storage. PDF 417 may be read by either a laser-based bar code reader or a CCD imager. Most other two-dimensional codes can only be read by a CCD imager. The LS 4000I combines high-performance scanning and an advanced ergonomic form factor making it ideal for price scanning and inventory management in a wide variety of retail and commercial applications.

In 2001, the Company introduced the Cobra™ LS 1900 series, a lower cost, lightweight, ergonomically designed scanner. The LS 1900 scanner, available in a trigger operated version or with a hands-free stand to allow for presentation scanning is ideal for use in convenience, retail and specialty stores.

In 1998, the Company introduced a new category of "smart scanners", the P 460. The P 460 is a hand-held memory scanner with up to 8 MB of total memory and an integrated keypad and LCD display that provide enhanced input and output capabilities. Designed for multiple uses primarily in the retail market, the P 460 is capable of operating interactively with a host as a corded scanner for point-of-sale applications, while a wireless version, the P 470, provides wireless point-to-point communications for back-office or in-store applications such as physical inventory, cycle counts and gift registry.

The P 300 Series, introduced in 1999, is an extension of the P 460 family of smart scanners. Ruggedized and ergonomically designed, the P 300 is a hand-held scanner that meets stringent industrial standards and can withstand harsh environments. The Company's "smart" cables provide scanner-to-host computer communication and advanced data formatting allows users to easily program the P 300 to match their host system's data input formats. Versions of the P 300 can also read two-dimensional bar codes and other versions transmit information wirelessly over the Company's Spectrum 24 WLAN. The P 360, is a version of the P 300 featuring a top-mounted keypad and display for entering and viewing data. The P 370 is a cordless version of the P 360.

In 1999, the Company introduced the Vision System 4000 (VS 4000) Series, the first in an intended series of CCD imaging devices. The VS 4000 is a hand-held image scanner capable of reading bar code symbologies presented in any orientation and digital image capture. An embedded CCD imaging engine provides VGA resolution images and user-selectable imaging options, and allows users to choose image characteristics such as compression, quality, transfer time and file size.

In 2000, due to the Telxon acquisition, the Company introduced the P300 IMG Industrial Bar Code Imager, a rugged hand-held imager for reading all major bar code symbologies. This product is designed to meet stringent industrial standards and can also capture images and signatures.

Introduced in 1998, the LS 6000 Series is a trigger operated, high visibility laser diode-based scanner capable of omni-directional and single line scanning. The LS 6000's ergonomic design provides for comfortable use either as a hand-held scanner or with an optional fixed mount stand as a presentation scanner; this flexibility allows for increased throughput in high-volume, point-of-sale retail applications.

Introduced by the Company in 2000, the Cyclone® M 2000 Series is a versatile countertop projection and hand-held scanner that allows users to select from three different scan patterns depending upon their scanning requirements. With an integrated laser scan engine, the M 2000 is capable of scanning in a rotating omni-directional scan pattern for reading linear bar codes in any orientation, a smart raster scan pattern for reading two-dimensional bar codes and a high density single line scan pattern for reading poorly printed and damaged bar codes. Designed for retail and light industrial use, the M 2000's ergonomic built-in stand provides for both hand-held scanning and hands-free counter top or wall mount scanning.

In addition to its hand-held scanners, the Company also offers several families of "hands-free" scanners. Unlike the Company's hand-held scanners, these scanners are usually triggered by an object sensor to enable use in situations where use of both hands is required.

In 1994, the Company introduced the LS 9100, a laser diode-based projection scanner. The LS 9100 generates a large omni-directional pattern of twenty interlocking laser lines that can read bar codes at various angles for high productivity scanning.

The LS 5700 and the LS 5800 miniaturized slot scanners were introduced by the Company in 1996. The LS 5700 was designed to accommodate all vertical or "on counter" applications and incorporates a full sleep mode function which allows the motor and laser to turn off after a prolonged period of scanner inactivity, extending scanner longevity and reducing power consumption. The LS 5800 operates in horizontal or "in counter" applications and features rugged housing and a sealed exit window that resists spills and dirt.

In 2000, the Company introduced the Magellan® SL™ Slimline family of 360-degree scanners for high volume point of sale environments such as supermarkets, hyper markets and mass merchandisers. The Magellan® family includes a scanner/scale version that provides added functionality and increases productivity at the check-out counter.

In 2001, the Company introduced the MK 1000 microkiosk, an interactive, automated customer self-service device. An integrated omni-directional scanner allows customers to simply pass a bar code label in front of the MK 1000's scan window and an easy-to-read display provides price and product information and real-time information on in-store and frequent shopper promotions.

In 1990, the Company began marketing bar code laser scan engines that are integrated by unaffiliated third parties into their portable computing devices.

The SE 1200, introduced by the Company in 1996, measures 1.15 cubic inches and weighs a little more than one ounce, enables third party manufacturers to integrate high-performance laser scanning into a variety of devices including hand-held computers, medical instruments, diagnostic equipment, lottery terminals and vending machines. The SE 1200 has a working range and ability to read poor quality bar codes equal to that of hand-held scanners. In 1997, the Company introduced a high density version of the SE 1200 capable of reading miniaturized bar codes. In 2000, the Company released an advanced long range version of the SE 1200 capable of scanning at distances up to 30 feet.

The SE 900, introduced by the Company in 1998, is one of the smallest, lightest scan engines available today. Measuring only 0.2 cubic inch, the SE 900 is 20 percent the size and 15 percent the weight of the SE 1200, allowing third party manufacturers to integrate bar code scanning capabilities into smaller devices without compromising the ergonomic design of the device. The High Speed SE 900 HS, introduced in 1999, scans at a speed of up to 200 scans per second and has a working range of 2 to 23 inches and is capable of reading both one-dimensional and two-dimensional symbologies.

The SE 9100 Series scan engine, introduced in 1995, is a high speed, omni-directional scan engine providing dense scan line coverage from the face of the scanner up to a distance of eight inches allowing quick "swipe" scanning as well as standard presentation scanning.

Introduced by the Company in 1999, the SE 3223 scan engine scans at speeds of up to 600+ scans per second, and supports three modes of operation; single scan line mode, smart raster mode for reading two-dimensional symbols and a "cyclone" pattern for omni-directional scanning of linear bar codes in any orientation. In 2000, the Company introduced the SE 2223 scan engine optimized for aggressive reading of both one-dimensional and two-dimensional symbols using "Smart" raster technology.

Introduced in 1994, the LS 1220 is a fixed-mount scanner designed for a variety of devices requiring accurate unattended automated data entry such as kiosks, ATMs, and lottery terminals.

In 1996, the Company introduced the LS 6804 fixed-mount scanner, a high-speed raster scan engine in a durable die-cast metal housing that can read any one-dimensional or two-dimensional PDF417 bar code quickly and accurately.

In 1999, the Company introduced the SE 4200 series imaging engine, a high-performing CCD image processor that is capable of reading all major one-dimensional and two-dimensional bar code symbologies and digital image capture.

In 1993, the Company introduced a self shopping system for food and non-food retailers. The system, which is integrated with the retailer's point-of-sale system, utilizes a mobile computing device with an integrated laser scanner that allows shoppers to scan and tabulate their purchases as they shop. The system has been installed worldwide at selected mass merchandise, retail, food and other retail operations.

In 1996, the Company introduced a version of the self shopping system capable of communicating via the Company's WLAN which has replaced the batch version of the system. This wireless system enables distribution of marketing and promotional content to consumers while they shop. There are currently self shopping systems installed or ordered in over 500 stores in 40 chains in 20 countries on 5 continents.

The CS 2000, introduced by the Company in 1999, is a miniature, laser-based memory scanner and Internet appliance designed for use in the consumer electronic retail market. The pocket size CS 2000 allows consumers to browse through retailers' printed catalogs, advertisements and documentation, scan a bar code for items of interest, and quickly and efficiently order or obtain additional information on the item through the Internet. In addition, the CS 2000 can be used by shoppers in retail establishments and malls to scan bar codes on items of interest, capturing the item's description and price, and then to download the information to an Internet web site for later retrieval.

The Company enhanced its consumer scanning product line in 2000 by introducing the CS-1504, a laser scanner small enough to fit on a key chain. The highly portable device allows consumers to read bar codes and link to the web, or create a shopping list, anywhere. Up to 150 bar codes can be stored in its internal memory. Its functionality includes scan, delete and clear, and it can be linked to a computer with a cable connection.

The Company also introduced in 2000 the innovative CSM 150 Bar Code Scanner for Handspring™ Visor™ Handhelds. The Visor is a well known hand-held computing device that runs on the Palm operating system. The CSM 150 scan module plugs directly into the Springboard™ expansion slot at the back of any visor and transforms any Handspring Visor into a consumer bar code scanner. The scanning enabled Visor can be used for electronic shopping and other e-commerce applications.

The Company offers spread spectrum-based, WLAN products. Spectrum 24®, introduced in 1995, is a high-performance, frequency hopping network that operates at 2.4 GHz frequency. Based on spread spectrum RF technology, Spectrum 24 networks provide real-time wireless data communications with a host computer for hundreds of portable and fixed-station computers and radio-integrated scanners. In 1998, the Company introduced a 2Mb version of the Spectrum 24 network and in 1999, the Company introduced a direct sequence, WLAN that supports high throughput applications up to 11 Mbps. This high data rate WLAN, based on the IEEE 802.11b open airwaves standard for 11 Mbps data transmission, now provides users with high-speed wireless capabilities for rapid data transfer from server to terminal, image transfer, Internet communications, customer self-scanning services and streaming video. In 2000 and 2001, the Company introduced additional 802.11 compliant 11 MB radio cards and access points. Installation of the Company's wireless networks at various customer sites began in 1991 and these networks are now installed in over 50,000 sites worldwide. The spread spectrum-based systems work in tandem with a broad range of the Company's wireless mobile computing and telephony devices.

In 1998, the Company introduced the NetVision® wireless LAN telephone system. Based upon voice-over IP technology, the telephone which looks like a standard cellular telephone, allows users to place or receive calls worldwide, without additional charge, between other telephones or PC-based telephones located at any site served by an internal TCP/IP network. To date sales of the NetVision telephone have not been material. The NetVision system connects to a user's TCP/IP system via the Company's Spectrum 24 WLAN. In 1999, the Company introduced a new network appliance in the NetVision line, the NetVision Data Phone. The NetVision Data Phone integrates voice communication, a bar code scanner, a data entry keypad, a Web browser, a serial port for printing and a Spectrum 24 WLAN radio card into a single lightweight device that allows users to bridge the gap between voice and data networks and the Internet. The combination of communication capabilities makes the NetVision Data Phone a useful productivity tool for a wide range of industries including retail, warehouse, healthcare and education. In 2001, the Company introduced a Spectrum 24 high rate 802.11b version of the NetVision phone and several new NetVision software clients.

Product list prices for the Company's products generally range between $100 to $11,000, depending on product configuration. The Company offers discounts off list price for quantity orders and sales are frequently made at prices below list price.

SOFTWARE AND PROGRAMMING TOOLS

The Company's products and systems utilize software which consists of a number of specialized applications and communications software programs, that run under a variety of operating platforms including Microsoft MS-DOS®, Caldera DR-DOS, Palm OS, Microsoft Windows®, Microsoft Windows CE, and Microsoft Pocket PC. A series of application development kits (ADKs) and software development kits (SDKs) are available to allow the Company's programmers, value added resellers (VARs) and end-user customers to develop applications that fully utilize the integrated features of the Company's family of mobile computing devices. The ADKs and SDKs provide the software drivers and libraries required to maximize product performance. Used in conjunction with industry standard development tools, software developers can easily create and support applications to meet specific customer requirements.

The Company also provides scalable network management software that allows users at local and remote sites to administer, configure and manage the Company's Spectrum One and Spectrum 24 wireless network systems. The Company recently introduced AirBEAM® software that allows users to upgrade operating systems on, and distribute application software to, key-based and pen-based mobile computing devices over any wireless local area network.

The Company has also developed several communication applications designed to facilitate transmission and reception of data between mobile computers and stand-alone receivers or host computers. These applications include a suite of terminal emulation products, host enablers and various protocols. The Company has entered into alliances with independent suppliers of software who assist the Company in development of software.

GLOBAL SERVICES

General

The Company's global services organization incorporates a full range of professional and customer support services - from project planning and network design through integration and installation to ongoing service and support. Services are aligned to address the four phases of a systems project: Planning, Development, Implementation, and Support. Services are modular and can be tailored to match customer requirements. Services are sold both directly to end-user customers and through the Company's business partners.

During the fourth quarter of 2001, the Company segregated the service activities of its business and formed a new global services organization.

Professional Services

The Company's professional services address the first three phases of a systems implementation. Planning services include consulting services, network design services, site survey, and project management. Development services include system integration, custom training, custom hardware development, and application development. Implementation services provide for the physical installation of hardware and software, as well as configuration and test of the system both before and after installation. Services include staging, installation services, and system commissioning.

The Company's Wireless Network Services incorporate a focused subset of services required for wireless network implementation and ongoing support.

Customer Service and Support

The Company has a customer service and support organization that provides repair and maintenance service for the Company's products. The Company currently offers a variety of service arrangements to meet customer needs. The Company's service contracts generally have a term of from one to five years.

The Company's On-Site System Support program provides for maintenance and repair at the customer's location. Service is initiated via a phone call; a Symbol Support Specialist will then offer problem determination and resolution. If an on-site response is required, a Symbol Customer Service representative will be dispatched to the customer location, within the response time commitments of the service agreement. On-Site System Support can be tailored to meet business needs through prioritized response options and expanded coverage days and hours.

Depot service includes maintenance and repair at the Company's service centers or through company-certified repair providers. Service Center programs offer the ability to tailor response times and turn-around times and can be further tailored through the selection of defined options. In addition, the programs can be customized to meet unique requirements of the individual customer. The Company offers a single repair point for the repair and maintenance of both Company and selected third party products.

For products outside of warranty, the Company offers flat rate service on a non-contract, as-needed basis.

The Company undertakes to correct defects in materials and workmanship for a period of time after delivery of its products. The period of time covered by these warranties varies depending on the product involved as well as contractual arrangements but is generally twelve months.

The Company's domestic customer support operations include service center locations in Arkansas, California, Georgia, Indiana, Idaho, Illinois, Kentucky, Michigan, Minnesota, New York, Texas and West Virginia. The Company's foreign customer service centers include locations in Argentina, Australia, Austria, Belgium, Canada, China, Denmark, Finland, France, Germany, Italy, Japan, Mexico, the Netherlands, Norway, Singapore, South Africa, Spain, Sweden, and the United Kingdom. The Company's service centers are ISO 9002 certified. These centers enhance the Company's ability to respond to its customers' requirements for fast, efficient service.

The Company's service repair operations are complemented by Customer Support Centers, providing telephone, email and web support to Company associates, business partners and customers. The Symbol Support Center in Holtsville, NY offers 7 x 24 support, 365 days a year. Calls are answered directly by experienced support technicians. Back-up support to these technicians is provided by technicians in the Company's San Jose facility. Worldwide support is provided through local company offices.

Combined services revenue comprised 21.1 percent, 15.0 percent and 14.9 percent of total revenue for the years ended December 31, 2001, 2000 and 1999, respectively.

SALES AND MARKETING

The Company presently markets its products domestically and internationally through a variety of distribution channels, including a direct sales force, original equipment manufacturers, VARs and sales representatives and distributors. VARs distribute the Company's products to customers while also selling to those customers other products or services not provided by the Company. The Company's sales organization includes domestic sales offices located throughout the United States and foreign sales offices in Argentina, Australia, Austria, Belgium, Brazil, Canada, China, Denmark, Finland, France, Germany, Hong Kong, Italy, India, Japan, Mexico, the Netherlands, Norway, Peru, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, the United Arab Emirates, and the United Kingdom.

The Company currently has contractual relationships and strategic alliances with unaffiliated partners. Through these relationships, the Company is able to broaden its distribution network and participate in industries other than those serviced by the Company's direct sales force and distributors.

Customers generally order products for delivery within 45 days. Accordingly, shipments made during any particular quarter generally represent orders received either during that quarter or shortly before the beginning of that quarter and generally consist of products manufactured in the quarter. The Company maintains significant levels of inventory to facilitate meeting delivery requirements of its customers. The Company, pursuant to contract or invoice, normally extends 30 to 45 day payment terms to its customers. Actual payment terms vary from time-to-time but generally do not exceed 90 days.

The following table sets forth certain information as to international sales of the Company:

	Year Ended December 31, (in thousands)		
Area	2001	2000	1999
EMEA (Europe, Middle East, Africa)	$ 393,236	$ 355,736	$ 343,507
Asia Pacific	$ 83,268	$ 82,051	$ 64,577
Other	$ 88,652	$ 95,861	$ 75,272

The Company undertakes hedging activities to the extent of known cash flow in an attempt to minimize the impact of foreign currency fluctuations.

MANUFACTURING

The products that are manufactured by the Company are manufactured at its Bohemia, New York and Reynosa, Mexico facilities. Beginning in the fourth quarter of 2001 the Company began to transition its internal production of existing products from Bohemia to Reynosa. The Company expects this transition to be completed in the first half of 2002. The Company expects to use a facility in Bohemia as a new product introduction center. If this transition does not proceed as smoothly as anticipated, or is delayed, the Company's operating results could be negatively affected.

While components and supplies are generally available from a variety of sources, the Company presently depends on a single source or a limited number of suppliers for several components of its equipment, certain subassemblies and certain of its products. In the past, unexpected demand for communication products caused worldwide shortages of certain electronic parts and allocation of such parts by suppliers that had an adverse impact on the Company's ability to deliver its products as well as the cost of producing such products. While the Company has increased inventory levels and entered into contracts with suppliers of parts that it anticipates may be in short supply, there can be no assurance that additional parts will not become the subject of such shortages or that such suppliers will be able to deliver the parts in fulfillment of their contracts.

Due to the general availability of components and supplies, the Company does not believe that the loss of any supplier or subassembly manufacturer would have a long-term material adverse effect on its business although set-up costs and delays could occur in the short-term if the Company changes any single source supplier.

Certain of the Company's products are manufactured by third parties, most of which are outside the United States. In particular, the Company has a long term strategic relationship with Olympus Optical, Inc. of Japan ("Olympus") pursuant to which Olympus and the Company jointly develop selected products which are manufactured by Olympus exclusively for sale by the Company. The Company is currently selling several such products and the Company expects the number of products developed in collaboration with Olympus to increase in the future. The Company has the right to manufacture such products if Olympus is unable or unwilling to do so, but the loss of Olympus as a manufacturer could have, at least, a temporary material adverse impact on the Company's ability to deliver such products to its customers. The Company has no reason to believe that Olympus will not continue to manufacture products under this arrangement.

The failure of any other third party to supply products to the Company could have an adverse affect on the Company's ability to deliver such products to its customers. Third party suppliers of products to the Company have been subject to the same shortages of electronic parts and allocation of such parts. However, the Company has no reason to believe that these suppliers will be unable to meet their supply or delivery obligations to the Company over any extended period.

The Company employs certain advanced manufacturing processes that require highly sophisticated and costly equipment and are continuously being modified in an effort to improve efficiency, reduce manufacturing costs and incorporate product improvements.

The Company maintains sufficient inventory to meet customers demands for products on short notice, as well as to meet anticipated sales levels. If the Company's product mix changes in unanticipated ways, or if sales for particular products do not materialize as anticipated, the Company may have excess inventory or inventory that becomes obsolete. In such cases, the Company's operating results could be affected negatively.

RESEARCH AND PRODUCT DEVELOPMENT

The Company believes that its future growth depends, in large part, upon its ability to continue to apply its technology to develop new products, improve existing products and expand market applications for its products. The Company's research and development projects include, among others: improvements to the reliability, quality and readability of its laser scanners at increased working distances, faster speeds and higher density codes (including, but not limited to, two-dimensional codes); continued development of its solid state laser diode-based scanners; development of solid state imager-based engines for bar code data capture and general purpose imaging applications; development of RFID engines for data capture applications; improvements to packaging and miniaturization technology for bar code data capture products, portable data collection appliances and integrated bar code and RFID data capture products; development of high-performance digital data radios, high-speed radio frequency data communications networks and telecommunications protocols and products; the addition of application software to provide a complete line of high-performance interface hardware.

The Company uses both its own associates and from time-to-time unaffiliated consultants in its product engineering and research and development programs. Dr. Jerome Swartz, Chairman of the Board of Directors, Chief Executive Officer and Chief Scientist leads the Company's research, patent and new product development programs. From time-to-time the Company has participated with and/or partially funded research projects in conjunction with a number of universities including the State University of New York at Stony Brook, Polytechnic University of New York and Massachusetts Institute of Technology.

The Company expended (including overhead charges) approximately $61,536,000, $51,125,000, and $38,426,000 for research and development during the years ended December 31, 2001, 2000, and 1999, respectively.

COMPETITION

The business in which the Company is engaged is highly competitive and acutely influenced by advances in technology, product improvements and new product introduction, and price competition. To the Company's knowledge, many firms are engaged in the manufacture and marketing of products in its three core technologies, bar code reading equipment, wireless networks and mobile computing devices. While some companies are engaged in the manufacture and marketing of products in more than one of these technologies, the Company is unaware of any other company that is engaged in all three. Numerous companies, including present manufacturers of scanners, lasers, optical instruments, microprocessors, wireless networks, notebook computers, PDAs and telephonic and other communication devices have the technical potential to compete with the Company. Many of these firms have far greater financial, marketing and technical resources than the Company. The Company competes principally on the basis of performance and the quality of its products and services.

The Company believes that its principal competitors are Agere Systems, Inc., Casio, Inc., Cisco Systems, Inc., Compaq Computer Corporation, Datalogic S.P.A., Fujitsu, Ltd., Hewlett-Packard Company, Intermec Technologies Corporation, LXE Inc., Matsushita Electric Industrial Co., Ltd., Metrologic Instruments, Inc., Motorola, Inc., NCR Corporation, NipponDenso Co., Opticon, Inc., Proxim, Inc., PSC, Inc., Psion Teklogix Inc., and Welch Allyn Data Collection, Inc.

PATENT AND TRADEMARK MATTERS

The Company files domestic and foreign patent applications to support its technology position and new product development. The Company owns over 685 U.S. Letters Patents covering various aspects of the technology used in the Company's principal products, and has entered into cross-license agreements with other companies. In addition, the Company owns numerous foreign companion patents. The Company has also filed additional patent applications in the U.S. Patent and Trademark Office as well as in foreign patent offices. The Company will continue to file patents, both United States and foreign, to cover its most recent research developments in the scanning, information collection and network communications fields. One of the Company's basic patents covering hand-held laser scanning technology expired on June 6, 2000, and a key companion patent will expire in June 2003. A key scanner integrated computer patent will expire in 2005. While it is possible that products might be designed that would have infringed the patent which expired in 2000 but do not infringe the patent which expires in 2003, the Company believes that such products would be sufficiently inferior as compared to current hand-held products that they would not gain meaningful customer acceptance in the marketplace. Accordingly, the Company does not believe that the introduction of such products would have a material adverse effect on the

Company or its competitive position. Furthermore, the expiration of the patent in 2000 has not diminished the Company's royalty income from licensees because all of the Company's license agreements that grant rights under these patents include both patents and the products that licensees are selling. The license agreements are structured so that there is no reduction in royalty payments upon the expiration of any one patent.

The Company believes that its patent portfolio does provide some competitive advantage in that such patents tend to limit the number of unlicensed competitors and permit the Company to manufacture products that may have features that provide better performance and/or lower cost. Although management believes that its patents provide some competitive advantage, the Company depends more for its success upon its proprietary know-how, innovative skills, technical competence and marketing abilities. In addition, because of rapidly changing technology, the Company's present intention is not to rely primarily on patents or other intellectual property rights to protect or establish its market position. Instead, the Company has established a program to protect its investment in technology by enforcing and licensing certain of its intellectual property rights. The Company has entered into royalty-bearing license agreements with, among others, Intermec Technologies Corporation, LXE Inc., Metrologic Instruments, Inc. and PSC, Inc.

In March 2001, Proxim Incorporated ("Proxim") sued the Company, 3 Com Corporation, Wayport Incorporated and SMC Networks Incorporated in the United States District Court in the District of Delaware for allegedly infringing three patents owned by Proxim. Proxim did not identify any specific products of the Company that allegedly infringe these three patents. Proxim also filed a similar lawsuit in March 2001 in the United States District Court in the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation. The complaint against the Company seeks, among other relief, unspecified damages for patent infringement, treble damages for willful infringement, and a permanent injunction against the Company from infringing these three patents. In a press conference held after the filing of the complaints, Proxim indicated that it was interested in licensing the patents that are the subject of the lawsuit against the Company.

On May 1, 2001, the Company filed an answer and counterclaim in response to Proxim's suit. The Company has responded by asserting its belief that Proxim's asserted patents are invalid and not infringed by any of the Company's products. In addition, the Company has asserted its belief that Proxim's claims are barred under principles of equity, estoppel and laches. The Company believes Proxim's claims are without merit. The Company has also filed counterclaims against Proxim, asserting that Proxim's RF product offerings infringe four of the Company's patents relating to wireless LAN technology. The Company has requested the Court grant an unspecified amount of damages as well as a permanent injunction against Proxim's sale of its wireless LAN product offerings. The Court has severed the Company's counterclaim against Proxim involving the four of the Company's patents relating to wireless LAN technology from Proxim's initial case.

On May 14, 2001, the Company announced that an agreement had been reached with Intersil Corporation, a supplier of key wireless LAN chips to the Company. Under this agreement, Intersil will generally indemnify and defend the Company against Proxim's initial infringement suit.

On December 4, 2001, the Company filed a complaint against Proxim in the United States District Court in the District of Delaware asserting that Proxim's RF product offerings infringe four of the Company's patents relating to wireless LAN technology. This complaint asserts the same four patents that were asserted in the Company's counterclaim against Proxim in the initial Proxim case prior to the severance of this counterclaim by the Court. On December 18, 2001, Proxim filed an answer and counterclaims seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four patents asserted by the Company, injunctive and monetary relief for the Company's alleged infringement of one additional Proxim patent involving wireless LAN technology, monetary relief for the Company's alleged false patent marking, and injunctive and monetary relief for the Company's alleged unfair competition under the Lanham Act, common law unfair competition and tortious interference.

On January 31, 2002, the Company filed an answer in response to Proxim's counterclaim. The Company has responded by asserting its belief that Proxim's asserted patent is invalid and not infringed by any of the Company's products. In addition, the Company has asserted its belief that Proxim's patent claims are barred under principles of equity, estoppel and laches. Also on January 31, 2002, the Company filed a motion to dismiss Proxim's claims regarding false patent markings, Lanham Act, common law unfair competition and tortious interference. This motion is currently pending. The Company believes these claims to be without merit.

On July 21, 1999, the Company and six other leading members of the Automatic Identification and Data Capture industry jointly initiated a litigation against the Lemelson Medical, Educational, & Research Foundation, Limited Partnership (the "Lemelson Partnership"). The suit, which is entitled Symbol Technologies, Inc. et al. v. Lemelson Medical, Educational & Research Foundation, Limited Partnership, was commenced in the U.S. District Court, District of Nevada in Reno, Nevada but was subsequently transferred to the Court in Las Vegas, Nevada.

In the litigation, the Auto ID companies seek, among other remedies, a declaration that certain patents, which have been asserted by the Lemelson Partnership against end users of bar code equipment, are invalid, unenforceable and not infringed. The Company has agreed to bear approximately half of the legal and related expenses associated with the litigation, with the remaining portion being borne by the other Auto ID companies.

The Lemelson Partnership has contacted many of the Auto ID companies' customers demanding a one-time license fee for certain so-called "bar code" patents transferred to the Lemelson Partnership by the late Jerome H. Lemelson. The Company and the other Auto ID companies have received many requests from their customers asking that they undertake the defense of these claims using their knowledge of the technology at issue. Certain of these customers have requested indemnification against the Lemelson Partnership's claims from the Company and the other Auto ID companies, individually and/or collectively with other equipment suppliers. The Company, and we understand, the other Auto ID companies believe that generally they have no obligation to indemnify their customers against these claims and that the patents being asserted by the Lemelson Partnership against their customers with respect to bar code equipment are invalid, unenforceable and not infringed. However, the

Company and the other Auto ID companies believe that the Lemelson claims do concern the Auto ID industry at large and that it is appropriate for them to act jointly to protect their customers against what they believe to be baseless claims being asserted by the Lemelson Partnership.

The Lemelson Partnership filed a motion to dismiss the lawsuit, or in the alternative, to stay proceedings or to transfer the case to the U.S. District Court in Arizona where there are pending cases involving the Lemelson Partnership and other companies in the semiconductor and electronics industries. On March 21, 2000, the U.S. District Court in Nevada denied the Lemelson Partnership's motion to dismiss, transfer, or stay the action. It also struck one of the four counts.

On April 12, 2000, the Lemelson Partnership filed its answer to the complaint in the Symbol et al. v. Lemelson Partnership case. In the answer, the Lemelson Partnership included a counterclaim against the Company and the other plaintiffs seeking a dismissal of the case. Alternatively, the Lemelson Partnership's counterclaim seeks a declaration that the Company and the other plaintiffs have contributed to, or induced infringement of particular method claims of the patents-in-suit by the plaintiffs' customers. The Company believes these claims to be without merit.

On May 15, 2000, the Auto ID companies filed a motion seeking permission to file an interlocutory appeal of the Court's decision to strike the fourth count of the complaint (which alleged that the Lemelson Partnership's delays in obtaining its patents rendered them unenforceable for laches). The motion was granted by the Court on July 14, 2000. The Court entered a clarifying, superseding order on July 25, 2000. On September 1, 2000, the U.S. Court of Appeals for the Federal Circuit granted the petition of the Auto ID companies for permission to pursue this interlocutory appeal. The Federal Circuit heard oral argument on this appeal on October 4, 2001. On January 24, 2002, the Federal Circuit found for the Auto ID companies, holding that the defense of prosecution laches exists as a matter of law. On March 20, 2002, the Federal Circuit denied Lemelson's petition for rehearing in banc. Accordingly, the issue will be remanded to the Court in Nevada to consider whether the laches defense is applicable to the Lemelson case. No date has yet been set by the Court in Nevada for the resolution of this issue.

On July 24, 2000, the Auto ID companies filed a motion for partial summary judgment arguing that almost all of the claims of the Lemelson Partnership's patents are invalid for lack of written description. On August 8, 2000, the Lemelson Partnership filed a motion seeking an extension of approximately ten weeks in which to file an answer to this motion. On August 31, 2000, the Court granted the Lemelson Partnership's motion for such an extension.

On October 25, 2000, the Lemelson Partnership filed a combined opposition to the motion of the Auto ID companies for partial summary judgment and its own cross-motion for partial summary judgment that many of the claims of the Lemelson Partnership's patents satisfy the written description requirement. On January 8, 2001, the Auto ID companies filed a combined reply in support of their partial summary judgment motion and opposition to the Lemelson Partnership's partial summary judgment cross-motion. On June 15, 2001, the District Court heard oral arguments on this motion. On July 12, 2001, the District Court denied both the Auto ID companies' motion and Lemelson's cross-motion. In doing so, the Court did not rule on the merits of the matters raised in the motions, but instead held that there remain triable issues of material fact that preclude granting summary judgment in favor of either party.

On May 14, 2001, the Auto ID companies filed another motion for summary judgment arguing that Lemelson's patents at issue are unenforceable because of Lemelson's inequitable conduct before the U.S. Patent and Trademark Office. On June 19, 2001, the Lemelson Partnership filed a combined opposition to the motion of the Auto ID companies for summary judgment and its own cross-motion for partial summary judgment that no such inequitable conduct occurred. On July 10, 2001, the Auto ID companies filed a combined reply in support of their summary judgment motion and opposition to the Lemelson Partnership's partial summary judgment cross-motion. On November 13, 2001, the District Court denied both the Auto ID companies' motion and Lemelson's cross-motion. In doing so, the Court did not rule on the merits of the matters raised in the motions, but instead held that there remain triable issues of material fact that preclude granting summary judgment in favor of either party.

On July 25, 2001 the Court entered an order setting a schedule that culminates with a trial currently scheduled for August 2002. Under this timetable, the Auto ID companies' arguments relating to invalidity, unenforceability and/or non-infringement of the so-called "bar code" patents will be briefed by motion at the appropriate time, or at trial.

On August 1, 2001, the Auto ID companies filed another motion for partial summary judgment arguing that the Lemelson Partnership is not entitled, as a matter of law, to rely on a now-abandoned Lemelson patent application filed in 1954 to provide a filing date or disclosure for the claims of the patents-in-suit. On November 13, 2001, the District Court denied the Auto ID companies' motion. In doing so, the Court did not rule on the merits of the matters raised in the motion, but instead held that there remain triable issues of material fact that preclude granting summary judgment.

Although the Company believes that its products and technology do not infringe the proprietary rights of others, there can be no assurance that third parties will not assert infringement and other claims against the Company or that such claims will not be successful. The Company has received and has currently pending such claims and in the future may receive additional such notices of claims of infringement of other parties' rights. In such event, the Company has and will continue to take reasonable steps to evaluate the merits of such claims, take such action as it may deem appropriate, which action may require that the Company enter into licensing discussions, if available, and/or modify the affected products and technology, or result in litigation against parties seeking to enforce a claim which the Company reasonably believes is without merit. The Company in the past has been involved in such litigation and additional litigation may be filed in the future. Such parties have and are likely to claim damages and/or seek to enjoin commercial activities relating to the Company's products or technology affected by such parties' rights. In addition to subjecting the Company to potential liability for damages, such litigation may require the Company to obtain a license in order to manufacture or market the affected products and technology. To date, such activities have not had a material adverse affect on the Company's business and the Company has either prevailed in all litigation, obtained a license on commercially acceptable terms or otherwise been able to modify any affected products or technology. However, there can be no assurance that the Company will continue to prevail in any such actions or that any license required under any such patent would be made available on commercially acceptable terms, if at all. There are a significant number of U.S. and foreign patents and patent applications in the Company's areas of interest, and the Company believes that there has been and is likely to continue to be significant litigation in the industry regarding patent and other intellectual property rights.

The Company has also obtained certain domestic and international trademark registrations for its products and maintains certain details about its processes, products and strategies as trade secrets.

The Company regards its software as proprietary and attempts to protect it with copyrights, trade secret law and international nondisclosure safeguards, as well as restrictions on disclosure and transferability that are incorporated into its software license agreements. The Company licenses its software products to customers rather than transferring title. Despite these restrictions, it may be possible for competitors or users to copy aspects of the Company's products or to obtain information which the Company regards as trade secrets. Computer software generally has not been patented and existing copyright laws afford only limited practical protection. In addition, the laws of foreign countries generally do not protect the Company's proprietary rights in its products to the same extent as do the laws of the United States.

GOVERNMENT REGULATIONS

The use of lasers and radio emissions are subject to regulation in the United States and in other countries in which the Company does business. In the United States, various Federal agencies, including the Center for Devices and Radiological Health of the Food and Drug Administration, the FCC, the Occupational Safety and Health Administration and various State agencies, have promulgated regulations which concern the use of lasers and/or radio/electromagnetic emissions standards. Member countries of the European community have enacted standards concerning electrical and laser safety and electromagnetic compatibility and emissions standards.

The Company believes that all of its products are in material compliance with current standards and regulations; however, regulatory changes in the United States and other countries may require modifications to certain of the Company's products in order for the Company to continue to be able to manufacture and market these products.

The Company's RF mobile computing devices include various models, all of which intentionally transmit radio signals as part of their normal operation. Certain versions of the Company's hand-held computers and its Spectrum One and Spectrum 24 networks utilize spread spectrum radio technology. The Company has obtained certification from the FCC and other countries' certification agencies for its products that utilize this radio technology. Users of these products in the United States do not require any license from the FCC to use or operate these products. Certain of the Company's products transmit narrow band radio signals as part of their normal operation. The Company has obtained certification from the FCC and other countries' certification agencies for its narrow band radio products. Users of these products in the United States do not require any license from the FCC to use or operate these products. The Company also markets radio products that utilize cellular radio technology. The Company has obtained certification from the FCC and other countries' certification agencies for its products that utilize this radio technology. Users of these products in the United States do not require any license from the FCC to use or operate these products.

In all cases, such certification is valid for the life of the product unless and until the circuitry of the product is altered in material respects, in which case a new certification may be required.

EMPLOYEES

At December 31, 2001, the Company had approximately 5,250 full-time employees. Of these, approximately 3,100 were employed domestically. The Company also employs temporary production personnel. None of the Company's U. S. employees are represented by a labor union. Some employees outside of the United States are represented by labor unions. The Company considers its relationship with its employees to be good.

Item 2. Properties

The following table states the location, primary use and approximate size of all principal plants and facilities of the Company and its subsidiaries and the duration of the Company's tenancy with respect to each facility.

Location	Principal Use	Size	Tenancy/Ownership
One Symbol Plaza, Holtsville, NY	World Headquarters	299,000 square feet	Owned
McAllen, Texas	Distribution Facility	approximately 334,000 square feet*	Owned
Reynosa, Tamaulipas, Mexico	Manufacturing	290,000 square feet**	Owned
116 Wilbur Place, Bohemia, NY	Manufacturing	92,000 square feet	Owned
110 Wilbur Place, Bohemia, NY	Manufacturing	30,000 square feet	Owned
12 & 13 Oaklands Pk., Fishponds Road, Wokingham, Berkshire, England	Customer Service	21,700 square feet	Owned
110 Orville Drive, Bohemia, NY	Manufacturing	110,000 square feet	Leased: expires August 31, 2009
Valley Oak Technology Campus San Jose, CA	Network Systems Engineering, Marketing	100,000 square feet	Leased: expires August 12, 2009
1101 Lakeland Ave., Bohemia, NY	Manufacturing, Administration and Distribution	90,400 square feet	Leased: expires August 31, 2009
El Paso, Texas	Customer Service Center and Warehouse	62,660 square feet	Leased: expires December 14, 2007
Berkshire Place, Winnersh Triangle, Winnersh, Wokingham, Berkshire, England	EMEA Headquarters, Marketing and Administration and U.K. Headquarters	55,500 square feet	Leased: expires December 31, 2012
Juarez, Mexico	Customer Service Center and Warehouse	50,000 square feet	Leased: expires April 13, 2004

*The McAllen facility is scheduled for completion in the first half of 2002

**The Company is scheduled to complete a 150,000 square foot expansion of this facility to bring it to a total of 290,000 square feet in 2002.

In addition to these principal locations, the Company and its subsidiaries also lease other offices throughout the world, ranging in size from approximately 150 to 40,000 square feet.

Item 3. Legal Proceedings

See Patent and Trademark Matters for a discussion of certain other litigation involving the Company.

TELXON LITIGATION

From December through March 1999, a total of 27 class actions were filed in the United States District Court, Northern District of Ohio, by certain alleged stockholders of Telxon on behalf of themselves and purported classes consisting of Telxon stockholders, other than the defendants and their affiliates, who purchased stock during the period from May 21, 1996 through February 23, 1999 or various portions thereof, alleging claims for "fraud on the market" arising from alleged misrepresentations and omissions with respect to Telxon's financial performance and prospects and an alleged violation of generally accepted accounting principles by improperly recognizing revenues. The named defendants are Telxon, its former President and Chief Executive Officer, Frank E. Brick, and its former Senior Vice President and Chief Financial Officer, Kenneth W. Haver. The actions were referred to a single judge. On February 9, 1999, the plaintiffs filed a Motion to consolidate all of the actions and the Court heard motions on naming class representatives and lead class counsel on April 26, 1999.

On August 25, 1999, the Court appointed lead plaintiffs and their counsel, ordered the filing of an Amended Complaint, and dismissed 26 of the 27 class action suits without prejudice and consolidated those 26 cases into the first filed action. The lead plaintiffs appointed by the Court filed an Amended Class Action Complaint on September 30, 1999. The Amended Complaint alleges that the defendants engaged in a scheme to defraud investors through improper revenue recognition practices and concealment of material adverse conditions in Telxon's business and finances. The Amended Complaint seeks certification of the identified class, unspecified compensatory and punitive damages, pre- and post-judgment interest, and attorneys' fees and costs. Various appeals and writs challenging the District Court's August 25, 1999 rulings were filed by two of the unsuccessful plaintiffs but have all been denied by the Court of Appeals.

On November 8, 1999, the defendants jointly moved to dismiss the Amended Complaint, which was denied on September 29, 2000. Following the denial, the parties filed a proposed joint case schedule, discovery commenced, and the parties each filed their initial disclosures. On October 30, 2000, defendants filed their answer to the plaintiffs' amended complaint as well as a Motion for Reconsideration or to Certify the Order Denying the Motion to Dismiss for Interlocutory Appeal and request for oral argument, and a memorandum of points and authorities in support of that motion. On November 14, 2000, Plaintiffs filed a Memorandum in Opposition of Defendants Motion. This Motion was denied on January 19, 2001. On November 1, 2000, defendants filed a Motion for Application of the Amended Federal Rules of Civil Procedure to the case, and on November 16, 2000, the Court granted this Motion in part and held that the Court will apply the new rules of evidence and new rules of civil procedure except to the extent those rules effectuate changes to Rule 26 of the Federal Rules for Civil Procedure. Discovery is in its preliminary stages.

On February 20, 2001, Telxon filed a motion for leave to file and serve instanter a summons and third-party complaint against third-party defendant PricewaterhouseCoopers LLP ("PWC") in shareholders' class action complaints. Telxon's third-party complaint against PWC concerns PWC's role in the original issuance and restatements of Telxon's financial statements for its fiscal years 1996, 1997, 1998 and its interim financial statements for its first and second quarters of fiscal year 1999, the subject of the class action litigation against Telxon. Telxon states causes of action against PWC for contribution under federal securities law, as well as state law claims for accountant malpractice, fraud, constructive fraud, fraudulent concealment, fraudulent misrepresentation, negligent misrepresentation, breach of contract, and breach of fiduciary duty. With respect to its federal claim against PWC, Telxon seeks contribution from PWC for all sums that Telxon may be required to pay in excess of Telxon's proportionate liability, if any, and attorney fees and costs. With respect to its state law claims against PWC, Telxon seeks compensatory damages, punitive damages, attorney fees and costs, in amounts to be determined at trial. Thereafter plaintiffs sued PWC directly and that action was consolidated.

On April 30, 2001, the Court granted Telxon's motion to file and serve its third-party complaint against PWC. The Court reserved judgment on Telxon's request to have the Complaint deemed filed instanter on the date of Telxon's motion for leave to file the same – February 20, 2001. Pursuant to the Court's request the parties have submitted briefs on the issue of Telxon's motion for leave to file and serve the third-party complaint instanter. The issue is currently being considered by the Court.

PWC has filed a motion to dismiss both Telxon's third-party complaint and the PWC action. The parties have fully briefed the motion. The Court heard oral argument on PWC's motions on September 10, 2001. On March 25, 2002, the Court ruled on the pending motions. As to Telxon's third-party complaint against PWC, the Court held that it was timely filed, and that Telxon's allegations of scienter by PWC under the Federal securities laws were sufficiently pled, that Telxon's state law fraud claims were sufficiently pled, and that Telxon's breach of fiduciary duty, constructive fraud and fraudulent concealment claims against PWC should not be dismissed at the pleading stage. The Court denied PWC's motion to dismiss Telxon's claims for contribution under the Federal securities laws with respect to Telxon's restatements of its 1996, 1997 and 1998 audited financial statements, and granted PWC's motion to dismiss Telxon's contribution claims with respect to the restatements of its unaudited first and second quarter 1999 financial statements. The Court also denied PWC's motion to dismiss the separate action filed against it by the plaintiffs.

By letter dated December 18, 1998, the Staff of the Division of Enforcement of the Securities and Exchange Commission (the "Commission") advised Telxon that it was conducting a preliminary, informal inquiry into trading of the securities of Telxon at or about the time of Telxon's December 11, 1998 press release announcing that Telxon would be restating the revenues for its second fiscal quarter ended September 30, 1998. On January 20, 1999, the Commission issued a formal Order Directing Private Investigation and Designating Officers To Take Testimony with respect to the referenced trading and specified accounting matters, pursuant to which subpoenas have been served requiring the production of specified documents and testimony.

By letter dated March 9, 2001, the Division of Enforcement of the Commission informed Telxon that it had made a preliminary determination to recommend that the Commission initiate an action against Telxon for violation of various sections of the federal securities laws and regulations and to seek permanent injunctive relief and appropriate monetary penalties against Telxon. The Division of Enforcement also indicated that it intended to recommend similar action against three former employees of Telxon. On March 6, 2002 Telxon accepted an offer of settlement resolving this investigation.

Pursuant to the settlement, Telxon neither admitted nor denied certain findings by the Commission, and consented to the entry of an administrative Cease and Desist Order prohibiting Telxon from committing or causing any violation, and any future violation of certain reporting, record-keeping and internal control provisions of the Securities Exchange Act of 1934. Two former employees of Telxon also settled administrative proceedings without admitting or denying certain findings by the Commission and by consenting to the entry of an administrative cease and desist order prohibiting them from committing or causing any violation and any future violation of certain reporting, record-keeping and internal control provisions of the Securities Exchange Act of 1934. The Commission on March 5, 2002 also filed suit against Kenneth W. Haver, former Chief Financial Officer of Telxon, for fraud in connection with the company's financial statements and earnings press release for the quarter ended September 30, 1998.

SYMBOL LITIGATION

On March 5, 2002, a purported class action lawsuit was filed, entitled Pinkowitz v. Symbol Technologies, Inc. et. al. in the United States District Court for the Eastern District of New York, on behalf of purchasers of the common stock of Symbol between October 19, 2000 and February 13, 2002, inclusive, against the Company, Tomo Razmilovic, Jerome Swartz and Kenneth Jaeggi.

The complaint alleges that defendants violated the federal securities laws by issuing materially false and misleading statements, throughout the class period that had the effect of artificially inflating the market price of the Company's securities. Specifically, the complaint alleges that defendants engaged in the following conduct which had the effect of increasing the Company's reported revenue and profits: (1) the Company booked as profit in the third quarter of 2000 a one-time royalty payment in excess of $10 million, enabling the Company to make its third quarter projections; (2) the Company used expenses associated with its acquisition of Telxon to mask the fact that its sales were declining; and (3) the Company booked as having shipped in the first quarter of 2001 more than $40 million in inventory that included side provisions allowing customers to delay payments or return merchandise, or included products that "never left the warehouse".

Five additional purported similar class actions have also been filed against the Company in the Eastern District of New York. The Louisiana School Employees Retirement System is the plaintiff in the second action, which also names, in addition to the Company, Jerome Swartz, Tomo Razmilovic and Kenneth Jaeggi as defendants. The Company currently does not know the identities of the other parties in the third, fourth, fifth and sixth actions filed against it. The Company believes that these litigations are without merit and intends to defend them vigorously.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

Item 4A. Executive Officers of the Registrant

The following table sets forth the names, ages and all positions and offices held by the Company's executive officers:

Jerome Swartz	61	Chairman of the Board of Directors, Chief Executive Officer, Chief Scientist and Director
Richard Bravman	46	President and Chief Operating Officer
Leonard H. Goldner	54	Executive Vice President, General Counsel and Secretary
Carole DeMayo	45	Senior Vice President - Human Resources
Ron Goldman	41	Senior Vice President, General Manager - Marketing and Business Development
Kenneth V. Jaeggi	56	Senior Vice President - Finance and Chief Financial Officer
Joseph Katz	49	Senior Vice President - Research and Development
Boris Metlitsky	54	Senior Vice President - Corporate Engineering
Satya Sharma	61	Senior Vice President, General Manager - Worldwide Operations
Robert W. Korkuc	39	Vice President, Chief Accounting Officer

Dr. Swartz co-founded and has been employed by the Company since it commenced operations in 1975. He has been the Chairman of the Board of Directors for more than the past fifteen years, and served as Chief Executive Officer of the Company for more than fifteen years until July 1, 2000. Dr. Swartz re-assumed the Chief Executive Officer position on February 14, 2002. Dr. Swartz was an industry consultant for 12 years in the areas of optical and electronic systems and instrumentation. He is the author of more than 30 published technical papers, and is credited with more than 160 issued and pending U.S. patents, including the Company's basic patents in hand-held laser scanning. He is a member of the Board of Trustees of Polytechnic University of New York and a member of the Board of Directors of the Stony Brook University Foundation. He is also a Fellow of the Institute of Electrical and Electronic Engineering and a member elect of the National Academy of Engineering. He has been the recipient of the Institute of Electrical and Electronic Engineers' Ernst Weber Leadership Award for career achievement.

Mr. Bravman has been employed by the Company since 1978. In 2001, he established the Company's Integrated Systems Division. For six months prior to that, he served as Senior Vice President and General Manager of the Company's Western Area Sales and Services. From 1995 until early 2001 Mr. Bravman served as Senior Vice President and General Manager of the Mobile and Wireless Systems Division. Prior to that, he held various senior management positions including 12 years as the Company's Chief Marketing Officer.

Mr. Goldner joined the Company in September 1990. From September 1979 until August 1990, he was a partner of the New York law firm of Shereff, Friedman, Hoffman & Goodman, which was securities counsel to the Company.

Ms. DeMayo has been employed by the Company for more than the past eight years in various human resource positions.

Mr. Goldman joined the Company in February 1992 and has served in various legal, managerial and business development positions.

Mr. Jaeggi joined the Company in May 1997. From May 1996 to May 1997, he was a member of the Office of the Chairman and the Operating Committee of Electromagnetic Sciences in Atlanta, GA. From December 1992 until May 1996, Mr. Jaeggi served as Senior Vice President, Chief Financial Officer and consultant of Scientific-Atlanta, Inc., a leading producer of cable network and satellite communications systems. From June 1988 to December 1992, he was President and Chief Executive Officer of Imagraph Corporation, a developer and manufacturer of graphics and imaging hardware and software for application specific workstations. Mr. Jaeggi served as Vice President, Chief Financial Officer and consultant to Data General Corporation from June 1980 until June 1988.

Dr. Katz joined the Company in January 1989 and has held several positions in Research and Development. From May 1981 until January 1989, Dr. Katz held a number of positions at the Jet Propulsion Laboratory of the California Institute of Technology, the most recent of which was as Technical Group Supervisor.

Dr. Metlitsky joined the Company in March 1983 and has served in various technical and managerial positions.

Dr. Sharma joined the Company in March 1995. Prior to joining the Company, Dr. Sharma held various management positions at AT&T. From April 1990 to March 1995, Dr. Sharma served as Director of Quality of AT&T's Power Systems Division and from January 1986 to April 1990 he was a Department Head at AT&T Bell Labs.

Mr. Korkuc joined the Company in October 1990 and has served in various finance and accounting positions. He is a member of the American Institute of Certified Public Accountants and the New York State Society of Certified Public Accountants.

Part II

Item 5. Market for the Registrant's Common Equity and Related Security Holder Matters

The Company's Common Stock is listed on the New York Stock Exchange. The following table sets forth, for each quarter period of the last two years, the high and low sales prices as reported by the New York Stock Exchange and the dividend payments declared by the Board of Directors and paid by the Company.

Year Ending:		High*	Low*	Dividend
December 31, 2000	First Quarter	46.00	22.86	$.015
	Second Quarter	42.31	23.49	
	Third Quarter	37.15	20.79	$.01
	Fourth Quarter	30.99	17.08	
December 31, 2001	First Quarter	37.33	19.50	$.01
	Second Quarter	32.10	20.11	
	Third Quarter	22.80	9.50	$.01
	Fourth Quarter	18.20	10.00	

**Adjusted to reflect a three-for-two stock split, effective April 5, 2000 and a three-for-two stock split, effective April 16, 2001.*

As of March 1, 2002 there were 1,800 holders of record of the Company's Common Stock.

Historically, changes in the Company's results of operations or projected results of operations have resulted in significant changes in the market price of the Company's Common Stock. As a result, the market price of the Company's Common Stock has been highly volatile. In addition, the stock prices of many well known technology companies have recently experienced significant volatility as a result of failing to meet revenue or earnings forecasts. The Company's Common Stock may also experience substantial volatility if its operational results do not meet projections.

Payment of future dividends is subject to approval by the Company's Board of Directors. Recurrent declaration of dividends will be dependent on the Company's future earnings, capital requirements and financial condition.

On February 14, 2000 and February 26, 2001, the Board of Directors of the Company declared a three-for-two stock split, payable as a 50 percent dividend, on April 5, 2000 and April 16, 2001, respectively, to all shareholders of record on March 13, 2000 and March 26, 2001, respectively.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial information of the Company which, for each of the years in the five year period ended December 31, 2001, is derived from the audited consolidated financial statements of the Company. These tables should be read in conjunction with the Company's Consolidated Financial Statements, including the notes thereto, appearing elsewhere in this Annual Report on Form 10-K. See "Item 7 Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,				
(in thousands, except per share data)	2001(1)	2000(2)	1999	1998(3)	1997
Operating Results:					
Total Net Revenue	$ 1,452,697	$ 1,449,490	$ 1,139,290	$ 977,901	$ 774,345
Net (Loss) Earnings	$ (53,907)	$ (68,966)	$ 116,364	$ 92,964	$ 70,232
(Loss) Earnings Per Share:					
Basic	$ (0.24)	$ (0.33)	$ 0.59	$ 0.47	$ 0.35
Diluted	$ (0.24)	$ (0.33)	$ 0.55	$ 0.44	$ 0.34
Financial Position:					
Total Assets	$ 1,892,674	$ 2,093,199	$ 1,047,944	$ 838,399	$ 679,190
Working Capital	$ 660,475	$ 620,214	$ 351,613	$ 295,317	$ 241,846
Long-Term Debt, less Current Maturities	$ 225,168	$ 201,144	$ 99,623	$ 64,596	$ 40,301
Stockholders' Equity	$ 1,180,789	$ 1,201,696	$ 640,460	$ 530,928	$ 453,742
Weighted Average Number of Common Shares Outstanding:					
Basic	227,392	206,444	198,732	198,437	199,254
Diluted	227,392	206,444	212,358	210,722	206,672

(1) Includes pre-tax charges for costs associated with the reorganization of the Company's manufacturing facilities and an inventory writedown totaling $169,662 or ($0.51) diluted loss per share.
(2) Includes pre-tax charges for costs associated with restructuring, impairment and merger integration charges in connection with the acquisition of Telxon Corporation of $273,521 or ($0.97) diluted loss per share.
(3) Includes a pre-tax charge for costs associated with a terminated acquisition of $3,597 or $0.01 diluted earnings per share.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS UNDER SECURITIES LITIGATION REFORM ACT OF 1995; CERTAIN CAUTIONARY STATEMENTS

Sometimes, the Company makes forward-looking statements, orally or in writing. These statements may be in press releases, oral statements or in filings made by the Company with the Securities and Exchange Commission, including this one. The words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimate", "project" or similar expressions identify "forward-looking statements" that are covered by the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). The Company wants to be sure that any forward-looking statements are accompanied by meaningful cautionary statements, so that the Company is protected by the safe harbor established in the Reform Act. Therefore, any forward-looking statements made by the Company are qualified by the following discussion of factors that could cause actual results to be different from forward-looking statements. The Company has no obligation to update forward-looking statements.

The risks presented here may not be all of the risks the Company may face. These are the factors that the Company believes could cause actual results to be different from expected and historical results. Other sections of this report include additional factors that could have a negative effect on the Company's business and financial performance. The industry that the Company competes in is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

While the Company, from time to time, communicates with securities analysts, you should not assume that the Company agrees with any statement or report issued by any analyst regardless of the content of the statement or report. The Company has a policy against confirming the accuracy of forecasts or projections issued by others. If reports issued by securities analysts contain projections, forecasts or opinions, those reports are not the responsibility of the Company.

2002 PROJECTIONS. The Company has provided guidance with respect to projected financial performance in 2002. There can be no assurance that the company will meet or exceed these projections. The Company's projections could be affected by general industry and market conditions and growth rates, United States and foreign economic and political conditions, including the global economic slowdown and interest rate and currency exchange rate fluctuations and other future events. Following are some of the risks, uncertainties and assumptions that could affect the outcome of the projections.

- Revenue is difficult to predict. Current projections are based upon an improvement in the level of economic activity in general and increased IT spending in particular, especially in the second half of 2002. If these improvements do not occur, or occur at a slower rate than expected, our results of operation are likely to be below our projections.
- In the past, the Company has underestimated the severity of the impact of economic conditions, both domestic and foreign, and their negative affect on the Company's operating revenues.
- If demand from the Company's resellers, distributors and original equipment manufacturers is less than anticipated, the Company's business and results of operations could be adversely affected. In 2001 purchases from these entities were less than anticipated by the Company.
- There can be no assurance that the cost saving strategies implemented late in 2001 and the first quarter of 2002 will not have an adverse impact on the Company's ability to timely launch, manufacture and deliver new products and enter new markets planned for 2002.
- The Company operates in a highly competitive industry.
- The failure of the Company to compete effectively, or price cutting by competitors, could adversely affect revenue.
- The Company has developed outsourcing arrangements for the manufacture of a significant portion of its products. If these third party manufacturers fail to deliver quality products and components at reasonable prices on a timely basis, the Company's relationships with customers would be negatively affected and revenues, profitability and cash flow could decline.
- If the products that the Company has introduced in 2001 and plans to introduce in 2002 do not become commercially accepted, customers may not buy its products and revenues, profitability and cash flow could be adversely affected.
- Many of the Company's new products and products under development are highly complex and innovative. As a result, they may contain defects or errors that are detected only after installation in customers systems. To the extent that occurs, the Company's projections could be negatively affected.
- The failure of the Company to successfully or timely transfer the manufacture of its internally produced products from Long Island, New York to its manufacturing facility in Mexico could lead to greater than expected costs and/or late delivery of product during the first half of 2002. This would have a negative impact on profitability and the Company's ability to meet its projections.

FINANCIAL PERFORMANCE. The Company's operating results may vary in the future as a result of a number of factors, including:

- worldwide economic conditions
- levels of IT spending
- changes in technology
- new competition
- customer demand
- a shift in the mix of the Company's products
- a shift in sales channels
- the market acceptance of new or enhanced versions of the Company's products

- the timing of introduction of other products and technologies
- cancellation or postponement of orders
- component shortages
- acquisitions made by the Company

ECONOMIC CONDITIONS. The United States economy was in recession for some portion of 2001. There has also been concern expressed that the United States economy may fail to have a robust recovery. The European and world economy has also experienced weakness. The Company as well as numerous well-known high technology companies have missed projected earnings forecasts and performed below expectations in 2001. This shortfall in revenue and earnings is due in large part to the slowing United States economy and weakness in Europe and elsewhere. The Company's current business and operating plan assumes that economic activity in general and IT spending in particular will increase throughout 2002. The Company will not be able to meet its earnings projections if weak economic conditions or lower levels of IT spending result in less than forecasted revenues. The Company's results will be negatively affected if the United States economy does not have a significant recovery, or if the European economy and world economy does not improve. The Company's business and operating results may also be negatively affected if the retail industry, which accounts for a significant portion of the Company's business, does not improve.

ACQUISITIONS. The Company has in the past and may in the future acquire businesses or product lines as a way of expanding its product offerings and acquiring new technology. If the Company does not identify future acquisition opportunities and/or integrate businesses that it may acquire effectively, the Company's growth may be negatively affected.

FORECASTS. The volume and timing of orders the Company receives during a fiscal quarter are difficult to forecast. Sometimes customers have canceled orders or rescheduled shipments ordered from the Company. The Company has operated with a backlog that is a small percentage of the revenue projected for each quarter. The Company monitors backlog. Because most customers order products for delivery within 45 days, the Company does not believe that backlog provides a good indication of financial performance except for the then current fiscal quarter. During 2001, delivery of a significant number of orders was delayed to subsequent quarters than had been the case in the past. This development has made it even more difficult to use backlog as a predictor of financial performance, even in the current quarter. Shipments made during a fiscal quarter are usually in response to orders received either during that quarter or shortly before the beginning of that quarter. Shipments for orders received in a fiscal quarter are usually from products manufactured in that quarter. The Company maintains significant levels of raw materials so it can meet delivery requirements of its customers. The Company may not be able to procure the appropriate mix of raw materials to accommodate all orders in a quarter. Because of the levels of current and anticipated backlog, the Company's financial performance in any quarter is dependent upon obtaining orders in that quarter which can be manufactured and delivered to its customers in the same quarter. Financial performance for any quarter is not known until near the end of that quarter. The Company's expense levels are partly based on the level of future revenues the Company expects. In the event there is a decline in projected revenue, operating expenses are likely to be unusually high for any quarter causing the Company's operating profit to be negatively affected for that quarter.

PRODUCT MIX. The Company anticipates that in 2002 overall product margins will begin to increase as a result of efficiencies from the transfer of internal manufacturing to the Company's Reynosa, Mexico facility and external manufacturing to lower cost producers in China, Taiwan and Singapore. However, if the Company fails to achieve these efficiencies, or if the Company is forced to cut prices on its products, then it may not be able to achieve the projected improvement in margins, and operating results may be affected negatively.

FOREIGN SALES. A large portion of the Company's net revenues have been from foreign sales. In 2001, foreign sales accounted for approximately 40 percent of net revenue. These sales are subject to the normal risks of foreign operations, such as:

- political uncertainties
- currency fluctuations
- protective tariffs
- trade barriers and export/import controls
- transportation delays and interruptions
- reduced protection for intellectual property rights in some countries
- the impact of recessionary foreign economies
- long receivable collection periods

Most of the Company's equipment sales in Western Europe and Asia are billed in foreign currencies and are subject to currency exchange fluctuations. In addition, much of Europe converted to mandatory use of the "Euro" currency in 2002. Since a significant portion of the Company's expenses are incurred in the United States, sales and results of operations could be affected by fluctuations in the U.S. dollar. Changes in the value of the U.S. dollar compared to foreign currencies have in the past had an impact on the Company's sales and margins. In 2001, results of operations continued to be negatively affected by the appreciation of the value of the U.S. dollar in relation to key foreign currencies. The Company cannot predict the direction or magnitude of currency fluctuations, and the Company may not continue to perform adequately if the value of the U.S. dollar in relation to key foreign currencies increases. The Company cannot predict whether the United States or any other country will impose new quotas, tariffs, taxes or other trade barriers upon the importation of the Company's products or supplies or the effect that new barriers would have on its financial position or results of operations. The Company also cannot predict the effect the adoption of the Euro will have on European economic activity. The Company's results may be adversely affected if the adoption of the Euro hinders economic activity in Europe.

MANUFACTURING. If use of the Company's manufacturing facilities in Bohemia, New York or Reynosa, Mexico were interrupted by natural disaster or otherwise, the Company's operations would be negatively affected until the Company could establish alternative production and service operations.

Beginning in the second half of 2001 and continuing in the first half of 2002, the Company is transferring substantially all of its internal production manufacturing activities to its Reynosa, Mexico facility. This transfer of operations requires the relocation of tooling, equipment, and inventory that is critical to the manufacture of many of the Company's products. Loss of, damage to or late delivery of any of the tooling, equipment or inventory would cause delays in production schedules and customer shipments. The Company will continue to use a facility in Bohemia as a new product introduction center.

Many of the Company's products and subassemblies are manufactured in the Company's manufacturing facility in Reynosa, Mexico and by third parties outside the United States. The Company anticipates that an increased percentage of new products and subassemblies will be manufactured at its Mexico facility and by third parties, including Olympus. The manufacture of these items is subject to risks common to all foreign manufacturing activities such as:

- governmental regulation
- currency fluctuations
- transportation delays and interruptions
- political and economic disruptions
- the risk of imposition of tariffs or other trade barriers

The Company has experienced manufacturing problems that have caused delivery delays. The Company may experience production difficulties and product delivery delays in the future as a result of:

- changing process technologies
- ramping production
- installing new equipment at its manufacturing facilities
- shortage of key components

Manufacturing of products in two locations subjects the Company to normal risks of managing two separate manufacturing facilities in two separate countries, including:

- administration of customs requirements
- coordination of procurement
- cross-border distribution

Sometimes, the Company experiences significant price increases and limited availability of components that are available from multiple sources. At times, the Company has been unable to meet product orders because parts were not available.

While past shortages and delays have not had a negative effect on the Company's reported revenues, shortages and delays could have a negative effect on the Company's future operating results. Although the availability of components did not materially impact the Company's business in 2001, the Company cannot predict if component shortages will resurface. On occasion, the Company acquires component inventory in anticipation of supply shortages. If component availability is restored and as a result component prices decline, operating results could be negatively affected.

Some components, subassemblies and products are purchased from a single supplier or a limited number of suppliers. The loss of any of these suppliers may cause the Company to incur additional set-up costs and delays in manufacturing and delivery of products.

The Company purchases a large number of parts, components and third party products from Japan. The value of the yen in relation to the U.S. dollar has declined during 2001. If the value of the yen strengthens relative to the dollar in 2002, the Company's financial performance could be negatively affected.

COMPETITION. The Company is in a highly competitive industry that is influenced by:

- advances in technology
- product improvements
- new product introduction
- marketing and distribution capabilities
- price competition

If the Company does not keep pace with product and technological advances, the Company's competitive position and prospects for growth could be negatively affected. In 2000 and continuing in 2001, many of the Company's key competitors had poor financial performance. There is likely to be continued pricing pressure in 2002 as these competitors attempt to reverse losses in their market share, which may negatively affect the Company's revenues and/or gross margins.

NEW COMPETITORS. The products that the Company and its competitors manufacture and market are becoming more complex. As the technological and functional capabilities of future products increase these products will begin to compete with products being offered by larger, traditional computer, network and communications industry participants who have substantially greater financial, technical, marketing and manufacturing resources than the Company. The Company may not be able to compete successfully against these new competitors and competitive pressures may negatively affect its business or operating results.

PRICE. The selling price of the Company's products usually decreases over the life of the product. To lessen the effect of price decreases, the Company attempts to reduce manufacturing costs of existing products and to introduce new products, functions and other price/performance-enhancing features. If cost reductions, product enhancements and new product introductions do not occur in a timely manner or are not accepted in the marketplace, the Company's operating results could be negatively affected.

RESEARCH AND DEVELOPMENT. The Company is active in research and development of new products and technologies. The Company's research and development efforts may not lead to the successful introduction of new or improved products. The Company may encounter delays or problems in connection with its research and development efforts. New products often take longer to develop, have fewer features than originally considered desirable and achieve higher cost targets than initially estimated. There may be delays in starting volume production of new products and new products may not be commercially successful. Products under development are often announced before introduction and these announcements may cause customers to delay purchases of existing products until the new or improved versions of those products are available. Delays or deficiencies in development, manufacturing, delivery of or demand for new products or of higher cost targets could have a negative effect on the Company's business, operating results or financial condition. The Company has made significant investments to develop consumer scanning products. Consumer interactive shopping and scanning, in-store and at home, is a new and developing market. The Company's business and operating results may be negatively affected if these markets do not grow, or if retailers and consumers adopt scanning products at lower rates than anticipated by the Company. The Company's efforts in consumer scanning are also dependent, in part, on applications developed and infrastructure deployed by third parties. The Company's business and operating results may also be negatively affected if third parties do not develop robust, new or innovative applications, or create appropriate infrastructure, for interactive shopping and scanning products.

SYSTEM SALES. Historically, the Company has sold individual bar code scanning devices and scanner integrated mobile computing devices to customers. Increasingly, the Company's sales efforts have focused on sales of complete data transaction systems. System sales are more costly and require a longer selling cycle, and more complex integration and installation services. System sales, therefore, may result in increased time between the manufacture of product and the recognition of revenue, as well as the receipt of payment for such transactions.

INTELLECTUAL PROPERTY. The Company protects its proprietary information and technology through contractual confidentiality provisions and by applying for United States and foreign patents, trademarks and copyrights. These applications may not result in the issuance of patents, trademarks or copyrights. Third parties may seek to challenge, invalidate or circumvent these applications or resulting patents, trademarks or copyrights. Competitors may independently develop equivalent or superior, non-infringing technologies. The Company's licensing revenue could be negatively affected if competing technologies avoid infringement of the Company's licensed patents.

Third parties have and may again assert claims of infringement of intellectual property rights against the Company. These claims have in the past and may in the future lead to litigation or require the Company to significantly modify or discontinue sales of some of its products.

THIRD PARTY PRODUCTS. Historically, the Company has manufactured almost all of it products. Beginning in 1996, the Company began to offer an increased number of third party products. The Company hopes that sales of third party products will result in higher operating income. Sales of third party products usually generate lower margins which may not be fully offset by lower expenses. If third party product suppliers become unable or unwilling to manufacture products for the Company or do not meet the Company's volume and quality requirements and delivery schedules, the Company's ability to market these products could be negatively affected. Many of the components and parts for these third party products are purchased outside the United States. Many of these third party products are manufactured outside of the United States. Supply of these products could be negatively affected by factors normally attendant to the conduct of foreign trade, including:

- imposition of duties, taxes, fees or other trade restrictions
- fluctuation in currency exchange rates
- longer delivery times

GOVERNMENT REGULATIONS. The Company is subject to the risks associated with changes in United States and foreign regulatory requirements. More stringent regulatory requirements or safety and quality standards may be issued in the future and may have a negative effect on the business of the Company. Sales of the Company's products could be negatively affected if more stringent safety standards are adopted by its customers such as electronic cash register manufacturers.

The Company's Spectrum 24 spread spectrum wireless communication products operate through the transmission of radio signals. These products are subject to regulation by the FCC in the United States and corresponding authorities in other countries. Currently, operation of these products in specified frequency bands does not require licensing by regulatory authorities. Regulatory changes restricting the use of frequency bands or allocating available frequencies could have a negative effect on the Company's business and its results of operations.

SAFETY RISK. Recently, there has been some concern over the potentially negative effects of electromagnetic emissions from cellular telephones. While the Company's RF products do emit electromagnetic radiation, the Company believes that due to the low power output of its products and the logistics of their use, there is no health risk to end-users in the normal operation of its products. The Company's RF products may become the subjects of safety concerns in the future. Safety issues and the associated publicity could have a negative effect on the Company's business and its results of operations.

RELIANCE ON RESELLERS, DISTRIBUTORS AND OEMS. The Company sells a majority of its products through resellers, distributors and original equipment manufacturers (OEMs). Reliance upon third party distribution sources subjects the Company to risks of business failure by these individual resellers, distributors and OEMs, and credit, inventory and business concentration risks. In addition, if there is a shortfall in demand from third party distribution sources, the Company's operating results may be affected negatively.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS

The following table sets forth for the years indicated certain revenue and expense items expressed as a percentage of net revenue.

	Percentage of Revenue Year Ending December 31,		
	2001	2000	1999
Product Revenue	78.9%	85.0%	85.1%
Services Revenue	21.1	15.0	14.9
	100.0	100.0	100.0
Cost of Revenue:			
Product costs	56.5	55.5	44.5
Amortization of Software Development Costs	1.2	1.7	1.6
Product cost of revenue	57.7	57.2	46.1
Services cost of revenue	15.2	11.0	11.4
	72.9	68.2	57.5
Gross Profit	27.1	31.8	42.5
Operating Expenses:			
Engineering	8.1	6.7	7.2
Selling, General and Administrative	22.2	18.4	19.4
Restructuring and Impairment Charges	–	2.1	–
In-Process Research and Development	–	6.0	–
Merger Integration Charges	–	2.7	–
Amortization of Excess of Cost Over Fair Value of Net Assets Acquired	1.1	0.4	0.4
	31.4	36.4	27.0
(Loss)/Earnings from Operations	(4.3)	(4.6)	15.5
Net Interest Expense	(1.2)	(0.8)	(0.5)
(Loss)/Earnings Before Income Taxes And Extraordinary Item	(5.5)	(5.5)	15.0
(Benefit from)/Provision for Income Taxes	(1.8)	(0.7)	4.8
(Loss)/Earnings Before Extraordinary Item	(3.8)	(4.8)	10.2
Extraordinary Gain on Repurchase of Convertible Notes, Net of Taxes	0.1	–	–
Net (Loss)/Earnings	(3.7%)	(4.8%)	10.2%

For the year ended December 31, 2001 (Dollars in thousands)

The Company's business consists of the design, manufacture and marketing of scanner integrated mobile and wireless information management systems, and the servicing of, customer support for and professional services related to these systems. During the fourth quarter of 2001, the Company reorganized its services activities and formed a new global services organization. This change allows the Company to focus on the delivery of all services to its customers. These activities will be coordinated under one global services organization. As a result, the Company will present two reportable operating segments as Products and Services.

Net product revenue of $1,146,870 for the year ended December 31, 2001 decreased 6.9 percent from 2000. The decrease in net product revenue is due to a global slowdown in information technology spending which resulted in a reduction in the quantity of units sold, partially offset by increased revenue resulting from the Telxon acquisition. Net services revenue of $305,827 for the year ended December 31, 2001 increased 40.8 percent from 2000, primarily due to the Telxon acquisition as well as an increase in existing maintenance contract revenue. Foreign exchange fluctuations unfavorably impacted the growth in total net revenue by approximately 1.7 percentage points and 2.8 percentage points for the years ended December 31, 2001 and 2000, respectively.

Geographically, The Americas revenue decreased 3.5 percent from the comparable prior year period. EMEA and Asia Pacific revenue increased 10.5 percent and 1.5 percent, respectively, over the comparable prior year period. The Americas, EMEA, and Asia Pacific revenue represent approximately 67.2 percent, 27.1 percent, and 5.7 percent, respectively, of net revenue in 2001.

The Company is planning for sequential quarterly growth in revenue as the year progresses and it anticipates revenue of approximately $1,400,000. Attainment of this forecast is dependent on many factors, some of which are beyond the Company's control. Those factors include those previously enumerated as well as the assumption that there is a general improvement in the level of economic activity as well as increased information technology spending.

Based on the aforementioned forecast level of revenue, the Company expects diluted earnings per share of approximately $0.30 for the full year, before a compensation related charge of approximately $8,500. This forecast is contingent upon, among other factors, attainment of revenue levels previously discussed. As such, the Company has limited visibility to these numbers and there can be no assurance they will be achieved.

Management of the Company has prepared the aforementioned prospective financial information with respect to financial performance in 2002. This prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of the Company's management, was prepared on a reasonable basis. However this information is not fact and should not be relied upon as being necessarily indicative of future results, and one should not place undue reliance on the accuracy of the prospective financial information.

Neither the Company's independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information.

Product cost of revenue (as a percentage of net product revenue before non-recurring charges) was 58.8 percent for the year ended December 31, 2001 as compared to 58.0 percent in 2000. This increase is due to a shift in product mix in the fastest growing proportion of the Company's business to lower margin products versus the historical mix of products, the inclusion of Telxon's generally lower margin products and the continued unfavorable impact of foreign exchange rate fluctuations on net revenue. This is partially offset by amortization of software development costs of $17,084 for the year ended December 31, 2001, which decreased from $24,067 in the prior year. This is due to a decrease in the gross book value of software development costs resulting from the writeoff of impaired assets in the fourth quarter of 2000 in conjunction with the Telxon acquisition, as well as the writeoff in the third quarter of 2001 related to the reorganization of the Company's manufacturing facilities. Such writeoffs relate to product discontinuations announced as a result of the Telxon acquisition and the transition of volume manufacturing activities to Mexico in the fourth quarter of 2000 and the third quarter of 2001, respectively.

Services cost of revenue (as a percentage of net services revenue before non-recurring charges) was 70.0 percent for the year ended December 31, 2001 as compared to 72.5 percent in 2000. The decrease in the services cost of revenue as a percentage of services revenue resulted primarily from cost containment efforts and cost benefits derived from the elimination of duplicate overhead components including the closure of four service centers and elimination of redundant workforce created in connection with the Telxon acquisition.

Included in total cost of revenue for the year ended December 31, 2001 is a $59,662 non-recurring charge recorded in the third quarter of 2001 relating to the reorganization of the Company's manufacturing facilities consisting of $53,091 representing product cost of revenue and $6,571 representing services cost of revenue. Management is in the process of transitioning most of its volume manufacturing away from its Bohemia, New York facility to lower cost locations, primarily its Reynosa, Mexico facility and Far East contract manufacturing partners. Also included in product cost of revenue for the year ended December 31, 2001 is a $110,000 non-recurring charge recorded in the second quarter of 2001 for a writedown of the Company's radio frequency (RF) infrastructure and mobile computing inventories. The writedown was recorded as a result of lower demand for the Company's current RF products, coupled with technological obsolescence due to planned introductions of new RF infrastructure products and mobile computing appliances. Included in total cost of revenue for the year ended December 31, 2000 are restructuring and impairment charges of $116,901 recorded in the fourth quarter of 2000, related to the acquisition of Telxon consisting of $114,440 representing product cost of revenue and $2,461 representing services cost of revenue. These charges include inventory writeoffs, capitalized software writeoffs and other impairment charges, as well as the severance costs of direct labor employees of the Company.

Engineering costs increased to $117,377 for the year ended December 31, 2001, from $97,274 for 2000. This represents an increase of 20.7 percent from the prior year. The increase is due to additional expenses incurred in connection with the continuing research and development of new products and the improvement of existing products and Telxon products as well as a decrease in the amount of capitalized costs incurred for internally developed product software where economic and technological feasibility has been established. As a percentage of total net revenue, such expenses increased to 8.1 percent for the year ended December 31, 2001, from 6.7 percent in the prior year due to lower revenue levels as well as increased expenditures.

Selling, general and administrative expenses increased to $322,735 for the year ended December 31, 2001, from $267,322 in 2000. In absolute dollars selling, general and administrative expenses increased 20.7 percent from the prior year, and as a percentage of total net revenue such expenses increased to 22.2 percent for the year ended December 31, 2001, from 18.4 percent in 2000. The increase resulted from additional expenses due to the Telxon acquisition and additional expenses incurred to support a revenue base that is lower than that originally planned for in 2001.

Included in the results for the year ended December 31, 2001 is a pre-tax charge of approximately $16,000 recorded in the second quarter of 2001 for probable losses expected to be incurred due to challenges faced by the Company's OEM partners of selling products in the deteriorating capital spending environment.

Amortization of excess of cost over fair value of net assets acquired of $16,419 for the year ended December 31, 2001 increased from $6,475 in 2000 primarily due to the Telxon acquisition. In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001.

Net interest expense increased to $17,975 for the year ended December 31, 2001, from $12,220 in 2000 primarily due to the SAILS exchangeable debt and interest on Telxon's subordinated notes and debentures, partially offset by a reduction in interest expense due to annual mandatory repayments of other indebtedness, and the repurchase of certain of Telxon's 5.75 percent convertible subordinated notes. For further discussion of the SAILS exchangeable debt offering and the subordinated notes and debentures, refer to Liquidity and Capital Resources.

The Company's effective tax benefit for 2001 was 31.9 percent. This differs from the statutory rate primarily as a result of non-recurring restructuring and integration charges associated with the reorganization of the Company's manufacturing facilities and an inventory writedown.

During the year ended December 31, 2001, Telxon purchased in the open market $21,861 of its 5.75 percent convertible subordinated notes for $20,665. This resulted in an extraordinary gain of $813, net of income taxes of $383, for the year ended December 31, 2001.

At December 31, 2001, the Company had net deferred tax assets of approximately $207,117 consisting of current deferred tax assets of $182,964 and long-term deferred tax assets of $24,153. The long-term deferred tax assets reflect a valuation allowance of $8,098 relating to net operating loss carryforwards.

In February 2002, the Company's former President and Chief Executive Officer announced his retirement. In connection therewith, the Company will record a pre-tax compensation and related benefits charge of approximately $8,500 in the first quarter of 2002.

For the year ended December 31, 2000 (Dollars in thousands)

Net product revenue of $1,232,320 for the year ended December 31 2000 increased 27.1 percent from 1999. The increase in net product revenue is primarily due to increased worldwide equipment sales. Net services revenue of $217,170 for the year ended December 31, 2000 increased 27.9 percent from 1999. The increase in net services revenue is primarily due to an increase in maintenance contract revenue due to higher levels of product revenue as well as revenue from maintenance and repair services provided on an as-needed basis. Foreign exchange fluctuations unfavorably impacted the growth in net revenue by approximately 2.8 percentage points and 0.6 percentage points for the years ended December 31, 2000 and 1999, respectively.

Geographically, The Americas, EMEA and Asia Pacific revenue increased 38.4 percent, 3.6 percent, and 27.1 percent, respectively over the comparable prior year period. The Americas, EMEA, and Asia Pacific revenue represent approximately 69.8 percent, 24.5 percent, and 5.7 percent, respectively, of net revenue in 2000.

Product cost of revenue (as a percentage of net product revenue before non-recurring charges) was 58.0 percent for the year ended December 31, 2000 as compared to 54.2 percent in 1999. The increase in product cost of revenue is due to a shift in product mix in the fastest growing proportion of the Company's business to lower margin products versus the historical mix of products, the continued unfavorable impact of foreign exchange rate fluctuations on net revenue, increased costs resulting from shortages and delivery delays for the limited quantities of components and subassemblies procured from suppliers and the dilutive effect of the Telxon acquisition partially offset by increased royalty income. Additionally, amortization of software development costs of $24,067 for the year ended December 31, 2000, increased from $18,472 in the prior year due to new product releases.

Services cost of revenue (as a percentage of net services revenue before non-recurring charges) was 72.5 percent for the year ended December 31, 2000 as compared to 76.2 percent in 1999. The decrease in services cost of revenue is due to the reduction of certain overhead components of cost of revenue from the prior year, including redundant workforce reductions. Included in total cost of revenue are restructuring and impairment charges of $116,901 recorded in the fourth quarter of 2000, related to the acquisition of Telxon, consisting of $114,440 representing product cost of revenue and $2,461 representing services cost of revenue. These charges include inventory writeoffs, capitalized software writeoffs and other impairment charges, as well as the severance costs of direct labor employees of the Company.

Engineering costs increased to $97,274 for the year ended December 31, 2000, from $81,944 for 1999. This represents an increase of 18.7 percent from the prior year. The increase is due to additional expenses incurred in connection with the continuing research and development of new products and the improvement of existing products as well as a decrease in the amount of capitalized costs incurred for internally developed product software where economic and technological feasibility has been established. As a percentage of total revenue such expenses decreased to 6.7 percent for the year ended December 31, 2000, from 7.2 percent for the prior year.

Selling, general and administrative expenses increased to $267,322 for the year ended December 31, 2000, from $220,753 in 1999. While in absolute dollars selling, general and administrative expenses increased 21.1 percent for the year ended December 31, 2000, from the prior year, as a percentage of total revenue such expenses decreased to 18.4 percent for the year ended December 31, 2000, from 19.4 percent in 1999 due to ongoing cost containment programs. The increase in absolute dollars reflects expenses incurred to support a higher revenue base inclusive of expenses associated with the Telxon acquisition.

Restructuring and impairment charges of $29,795, recorded in the fourth quarter of 2000, related to the restructuring plan that resulted from the Telxon acquisition. These charges, classified as a component of operating expenses, include impaired fixed assets, severance of engineering, selling, general and administrative employees, and lease termination costs of redundant facilities.

In-process research and development charges of $87,600 related to the Telxon acquisition, which was accounted for using the purchase method. A portion of the purchase price was allocated to acquired in-process research and development and was expensed immediately, since the technological feasibility of the research and development projects had not been achieved and such projects were believed to have no alternative future use. Independent valuations were used in determining the fair value of the identifiable intangible assets and in allocating the purchase price among the acquired assets, including the portion of the purchase price attributed to in-process research and development.

The Company recorded merger integration charges of $39,225 in the fourth quarter of 2000 related to the Telxon acquisition. The merger integration charges consist primarily of professional services and consulting fees, marketing and advertising, travel expenses and other related charges.

Amortization of excess of cost over fair value of net assets acquired of $6,475 for the year ended December 31, 2000 increased from $5,092 in 1999 primarily due to the Telxon acquisition.

Net interest expense increased to $12,220 for the year ended December 31, 2000, from $5,821 in 1999 primarily due to increased borrowings under the Company's revolving credit facility, partially offset by a reduction in interest expense due to annual mandatory repayments of other indebtedness.

The Company's effective tax benefit for 2000 is 13.3 percent. This differs from the statutory rate primarily as a result of non-recurring restructuring and integration charges associated with the Telxon acquisition previously mentioned.

At December 31, 2000, the Company had net deferred tax assets of approximately $108,994 consisting of current deferred tax assets of $197,019 and long-term deferred tax liabilities of $88,025. The current deferred tax assets reflect a valuation allowance of $6,958 relating to net operating loss carryforwards and foreign tax credit carryforwards.

Liquidity and Capital Resources (Dollars in thousands)

The Company utilizes a number of measures of liquidity including the following:

	Year Ended December 31,		
	2001	2000	1999
Working Capital	$660,475	$620,214	$351,613
Current Ratio (Current Assets to Current Liabilities)	2.9:1	2.4:1	2.5:1
Long-Term Debt to Capital (Convertible subordinated notes and debentures plus long-term debt to convertible subordinated notes and debentures plus long-term debt plus equity)	20.8%	20.4%	13.5%

Current assets decreased by $78,044 from December 31, 2000, principally due to a decrease in accounts receivable resulting from lower revenue and increased cash collections, and a decrease in deferred income taxes. The overall decrease in current assets was partially offset by increased inventory in support of new product launches and the shift in volume manufacturing to Mexico, increased cash, prepaid and refundable income taxes resulting from non-recurring charges associated with an inventory writedown and the reorganization of the Company's manufacturing facilities and the tax benefit of stock option exercises.

Current liabilities decreased $118,305 from December 31, 2000, primarily due to the net utilization of accrued restructuring expenses, repayment of the current portion of long-term debt and a decrease in accounts payable and accrued expenses.

The aforementioned activity resulted in a working capital increase of $40,261 for the fiscal year ended December 31, 2001. The Company's current ratio of 2.9:1 at December 31, 2001 increased from 2.4:1 at December 31, 2000.

The Company generated positive cash flow from operating activities of $26,628 and experienced an overall increase in cash of $17,556 during 2001. The positive cash flow provided by operating activities, net proceeds from issuance and repayments of notes payable and long-term debt, the proceeds from the termination of the collar arrangement, associated with the Company's investment in Cisco common stock, obtained in conjunction with the Telxon acquisition, and the exercise of stock options which was partially offset by purchases of property, plant and equipment, investment in intangible and other assets, the repurchase of convertible notes, the repurchase of 1,373,000 shares of the Company's common stock, and dividends paid.

For the year ended December 31, 2000, the Company used $50,534 in operating activities, but experienced an overall increase in cash of $33,283. The positive cash flow provided by the sale of 7,529,000 (split-effected) treasury shares in private placements, the net proceeds from the issuance and repayments of notes payable and long-term debt and the exercise of stock options which was partially offset by cash used in operations, investments in AirClic Inc. and others, and the repurchase of 1,176,000 (split-effected) shares of the Company's common stock.

Property, plant and equipment expenditures for the year ended December 31, 2001 totaled $98,494 compared to $79,736 for the year ended December 31, 2000. During the fourth quarter of 2000, the Company substantially completed construction of a 140,000 square foot manufacturing and distribution facility in Reynosa, Mexico. In February 2001, the Company began a 150,000 square foot expansion of this facility. The total cost for this project is estimated to be approximately $8,500 and is scheduled to be completed during 2002. Additionally, in February 2001, the Company began construction of a new 334,000 square foot distribution center in McAllen, Texas. The total cost for this project is estimated to be approximately $33,000 and is scheduled to be completed in the first half of 2002. The Company continues to make capital investments in major systems and network conversions but does not have any other material commitments for capital expenditures.

During the year ended December 31, 2000, the Company established a special purpose entity ("SPE") for the purpose of entering into a $50,000 lease receivable securitization agreement with a highly rated financial institution. The SPE is a consolidated entity and, accordingly, its results are included in the consolidated financial statements of the Company. During the year ended December 31, 2001, the SPE securitized approximately $32,227 of its lease receivables which resulted in proceeds from new securitizations of $18,700. Factors that are reasonably likely to affect the Company's ability to continue using these financing arrangements include the ability to generate lease receivables that qualify for securitization and the ability of the financial institution to obtain an investment grade rating from either of the two major credit rating agencies. The Company does not consider its securitization of lease receivables a significant dependency on its continued liquidity.

At December 31, 2001, the Company had $225,168 in long-term debt outstanding, excluding current maturities, as follows:

	December 31,	
	2001	2000
Revolving Credit Facility	$125,439	$187,329
Senior Notes	12,698	19,048
Promissory Note	—	10,000
State Loan	—	3,000
SAILS Exchangeable Debt	93,206	—
Other	373	4,792
	231,716	224,169
Less: Current maturities	6,548	23,025
	$225,168	$201,144

The Company has a $350 million revolving credit facility with a syndicate of U.S. and International banks (the "Credit Agreement"). The terms of the Credit Agreement extend to 2004. Use of the borrowings is unrestricted and the borrowings are unsecured. These borrowings bear interest at either LIBOR plus 100 basis points or the base rate of the syndication agent bank which approximated 4.75 percent, 9.5 percent and 6.7 percent at December 31, 2001, 2000 and 1999, respectively. At December 31, 2001, the Company had $125,439 of borrowings outstanding under the Credit Agreement, which have been classified as long-term obligations. At December 31, 2000 and 1999, the Company had $187,329 and $57,000 of borrowings outstanding under the Credit Agreement, respectively. In addition, in March 1993, the Company issued $25,000 of its 7.76 percent Series A Senior Notes due February 15, 2003, and $25,000 of its 7.76 percent Series B Senior Notes due February 15, 2003, to two insurance companies for working capital and general corporate purposes. The Series A Senior Notes are being repaid in equal annual installments of $2,778 which began in February 1995. The Series B Senior Notes are being repaid in equal annual installments of $3,571 which began February 1997. The Senior Notes represent $6,349 of the total long-term debt balance outstanding at December 31, 2001.

In January 2001, the Company entered into a private Mandatorily Exchangeable Securities Contract for Shared Appreciation Income Linked Securities ("SAILS") with a highly rated financial institution. The securities which underlie the SAILS contract represent the Company's investment in Cisco common stock, which was acquired in connection with the Telxon acquisition. The 4,160,000 shares of Cisco common stock had a market value of $75,338 at December 31, 2001. Such shares are held as collateral to secure the debt instrument associated with the SAILS and are included in the balance of Investment in Marketable Securities. This debt has a seven-year maturity and pays a cash coupon of 3.625 percent. The SAILS contain an embedded equity collar, which effectively manages a large portion of the Company's exposure to fluctuations in the fair value of its holdings in Cisco common stock. At maturity, the SAILS will be exchangeable for shares of Cisco common stock, or at the Company's option, cash in lieu of shares. Net proceeds from the issuance of the SAILS and termination of an existing freestanding collar arrangement were approximately $262,246 which were used for general corporate purposes, including the repayment of debt outstanding under its revolving credit facility. The Company accounts for the embedded equity collar as a derivative financial instrument in accordance with the requirements of Statement of Financial Accounting Standards No. 133, "Accounting for Certain Derivative Instruments and Hedging Activities." ("SFAS 133") The change in fair value of this derivative between reporting dates is recognized through earnings but has been mitigated by the changes in market value of Cisco shares classified as trading securities which resulted in a net effect on earnings which is not material. The derivative has been combined with the debt instrument in long-term debt in an appropriate presentation of the Company's overall future cash outflows for that debt instrument under Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FIN 39") for the legal right of offset for accounting purposes. The SAILS liability, net of the derivative asset, represents $93,206 of the total long-term debt balance outstanding at December 31, 2001.

The remaining $174 of long-term debt outstanding relates to various other loans maturing through 2008.

The combined aggregate amount of long-term debt maturities for each of the years ended December 31 are as follows:

2002	$ 6,548
2003	6,401
2004	125,468
2005	32
2006	27
Thereafter	93,240
	$ 231,716

The Company's long-term debt to capital ratio increased to 20.8 percent at December 31, 2001, from 20.4 percent at December 31, 2000, due to the SAILS exchangeable debt transaction completed in January 2001, the loss for the year and the repurchase of treasury shares, offset by net repayments under the Credit Agreement, the repurchase of the Telxon convertible notes, and the increase in equity due to stock option exercises.

The Company has loan agreements with various banks pursuant to which, the banks have agreed to provide lines of credit totaling $55,000 with a range of borrowing rates and varying terms. As of December 31, 2001, the Company has $19 outstanding under these lines. These agreements continue until such time as either party terminates the agreements.

At the time of the Telxon acquisition, Telxon had outstanding $82,500 of 5.75 percent convertible subordinated notes (the "5.75 percent notes"), and $24,413 of 7.5 percent convertible subordinated debentures (the "7.5 percent debentures"). The notes are redeemable at any time at the option of Telxon at 100.8214 percent of par value during the year ending December 31, 2002. The 7.5 percent debentures are redeemable at par value. During the year ended December 31, 2001, Telxon purchased in the open market $21,861 of Telxon's 5.75 percent notes for $20,665, resulting in an extraordinary gain of $813, net of $383 in taxes. In January and February of 2002, Telxon repurchased $34,790 of its 5.75 percent notes for $34,127 in cash and $5,173 of its 7.5 percent debentures for $5,004 in cash. In March 2002, Telxon called for the redemption of all of its 5.75 percent notes and all of its 7.5 percent debentures. The redemption date will be April 15, 2002. The redemption price will be 100.8214 percent of the outstanding principal amount plus accrued and unpaid interest for the 5.75 percent notes and 100 percent of the outstanding principal amount plus accrued and unpaid interest for the 7.5 percent debentures. The aggregate principal amount to be redeemed is $45,089.

The Company continues to enter into obligations and commitments to make future payments under lease agreements. The future obligations related to capital lease obligations is not material.

The combined aggregate amount of required future minimum rental payments under non-cancelable operating leases for each of the years ended December 31, are as follows:

2002	$ 15,357
2003	13,060
2004	11,124
2005	9,605
2006	8,884
Thereafter	32,733
	$ 90,763

The Company has a balance of accrued purchase commitments of $13,822 as of December 31, 2001 for which payments are due within one year and is included in the balance of accounts payable and accrued expenses.

The Company believes that it has adequate liquidity to meet its current and anticipated needs from the results of its operations, working capital and existing credit facilities.

In the opinion of management, inflation has not had a material effect on the operations of the Company.

CRITICAL ACCOUNTING POLICIES

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

On an on-going basis, management evaluates its estimates and judgments, including those related to revenue recognition, asset impairment, intangible assets and derivative instrument valuation. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. Note 1 to the Company's consolidated financial statements "Summary of Significant Accounting Policies" summarizes each of its significant accounting policies. Management believes the following critical accounting policies, among others, affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION. Revenue related to sales of the Company's products and systems is generally recognized when products are shipped or services are rendered, the title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company accrues related product return reserves and warranty expenses at the time of sale. Service and maintenance sales are recognized over the contract term.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements". Accordingly, if products, services or maintenance are bundled in a single contract, revenue will be recognized once all elements of the contract are completed unless the following criteria are met: (1) the product has been delivered; (2) the undelivered services or maintenance are not essential to the delivered products; (3) the fee for the product is not subject to forfeiture, refund or concession based on performance of the services or maintenance; (4) the fair value of services and maintenance are determined based on the price charged by the Company, or the price charged by competitors when similar services or maintenance are sold separately; and (5) the revenue related to any element of the contract is not subject to customer acceptance; in which case the revenue for each element will be recognized independently.

LONG-LIVED ASSETS. The Company assesses the impairment of its long-lived assets, including property, plant and equipment, identifiable intangible assets and software development costs whenever events or changes in circumstances indicate the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include significant changes in the manner of its use of the acquired asset, changes in historical or projected operating performance and significant negative economic trends.

RESEARCH AND DEVELOPMENT/SOFTWARE DEVELOPMENT COSTS. The Company expenses all research and development costs as incurred. Research and development expenses may fluctuate due to the timing of expenditures for the varying stages of research and product development and the availability of capital resources. The Company capitalizes costs incurred for internally developed product software where economic and technological feasibility has been established and for qualifying purchased product software. The Company assesses the recoverability of its software development costs against estimated future revenue over the remaining economic life of the software.

DERIVATIVE INSTRUMENTS, HEDGING ACTIVITIES AND FOREIGN CURRENCY. The Company utilizes derivative financial instruments to hedge foreign exchange rate risk exposures related to foreign currency denominated payments from its international subsidiaries. The Company also utilizes a derivative financial instrument to hedge fluctuations in the fair value of its investment in Cisco common shares. These derivatives qualify for hedge accounting. The Company does not participate in speculative derivatives trading. While the Company intends to continue to meet the conditions for hedge accounting, if hedges did not qualify as highly effective, or if the Company did not believe the forecasted transactions would occur, the changes in fair value of the derivatives used as hedges would be reflected in earnings. The Company does not believe it is exposed to more than a nominal amount of credit risk in its hedging activities as the counterparties are established, well capitalized financial institutions.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 141, "Business Combinations". SFAS No. 141 applies prospectively to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is for July 1, 2001, or later. This statement requires all business combinations to be accounted for using one method, the purchase method. The adoption of SFAS No. 141 is not expected to have a significant impact on the Company's financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. The Company will adopt the provisions of this Statement effective January 1, 2002. This Statement is required to be applied to all goodwill and other intangible assets recognized in its financial statements at such date. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of this Statement are to be reported as resulting from a change in accounting principle. Goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the provisions of this

Statement. The Company has not completed an analysis of the potential impact upon adoption of the impairment test of goodwill, however amortization of existing goodwill, which was $16,419, $6,475 and $5,092 for the years ended December 31, 2001, 2000 and 1999, respectively, will cease upon adoption.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for the Company beginning January 1, 2003. The adoption of SFAS 143 is not expected to have a material impact on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a "segment of a business" (as previously defined in that Opinion). SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for the Company beginning January 1, 2002. The adoption of SFAS No. 144 is not expected to have a material impact on the Company's financial statements.

EURO CONVERSION

As part of the European Economic and Monetary Union (EMU), a single currency (the "Euro") will replace the national currencies of most of the European countries in which the Company conducts business. The conversion rates between the Euro and the participating nations' currencies have been fixed irrevocably as of January 1, 1999, with the participating national currencies being removed from circulation between January 1, and June 30, 2002 and replaced by Euro notes and coinage. During the "transition period" from January 1, 1999 through December 31, 2001, public and private entities as well as individuals could pay for goods and services using either checks, drafts, or wire transfers denominated in Euro or the participating country's national currency.

Under the regulations governing the transition to a single currency, there is a "no compulsion, no prohibition" rule which states that no one is obliged to utilize the Euro until the notes and coinage have been introduced on January 1, 2002. In keeping with this rule, the Company has been Euro "compliant" (able to receive Euro denominated payments and able to invoice in Euro as requested by vendors and suppliers, respectively) as of January 1, 1999 in the affected countries. Full conversion of all affected country operations to Euro has been completed as of January 1, 2002.

MARKET RISK SENSITIVITY

The Company is exposed to various market risks, including changes in foreign currency exchange rates and interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as foreign currency exchange and interest rates. The Company has a formal policy that prohibits the use of currency derivatives or other financial instruments for trading or speculative purposes. The policy permits the use of financial instruments to manage and reduce the impact of changes in foreign currency exchange rates that may arise in the normal course of the Company's business. Currently, the Company does not use interest rate derivatives. The counterparties in derivative transactions are major financial institutions with ratings of A or better, as determined by one of the major credit rating services.

The Company enters into forward foreign exchange contracts and foreign currency loans principally to hedge the currency fluctuations in transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. During 2001, the principal transactions hedged were short-term intercompany sales. The periods of the forward foreign exchange contracts and foreign currency loans correspond to the periods of the hedged transactions. Gains and losses on forward foreign exchange contracts and foreign currency loans and the offsetting losses and gains on hedged transactions are reflected in the Company's Statement of Operations.

A large percentage of the Company's sales are transacted in local currencies. As a result, the Company's international operating results are subject to foreign exchange rate fluctuations. A 5.0 percent strengthening or weakening of the U.S. dollar against every applicable foreign currency could have had a $24,800 impact on the revenues of the Company. The Company does not use foreign exchange contracts to hedge expected revenues. However, the Company sources a portion of its raw materials in local currencies. A 5.0 percent strengthening or weakening of the U.S. dollar against every applicable local content currency would act as a partial offset to the impact on revenues.

The Company, which manufactures a significant portion of its products at its Mexico facility and by third parties, generally invoices its international subsidiaries in their local currency for finished and semi-finished goods. As a result, the Company's annual U.S. dollar cash flow is subject to foreign exchange rate fluctuations. A 5.0 percent strengthening or weakening of the U.S. dollar against every applicable currency could have had an $11,400 impact on the value of the realized cash remittances from its subsidiaries. The Company routinely uses foreign exchange contracts to hedge cash flows that are either firm commitments or those which may be forecasted to occur.

While components and supplies are generally available from a variety of sources, the Company presently depends on a single source or a limited number of suppliers for several components of its equipment, certain subassemblies and certain of its products. This may have an adverse effect on the Company's ability to deliver its products or to deliver its products on time or to manufacture its products at anticipated cost levels. However, due to the general availability of components and supplies, the Company does not believe that the loss of any supplier or subassembly manufacturer would have a long-term material adverse effect on its business, although set-up costs and delays could occur in the short-term if the Company changes any single source supplier.

In an effort to hedge foreign currency losses on intercompany receivables, the Company has the equivalent of $20,400 of borrowings outstanding in various foreign currencies at December 31, 2001. Substantially all of the remaining Company debt is U.S. dollar denominated. At year-end, about 40 percent of all indebtedness to third parties was floating rate-based. Although the Company has exposure to rising and falling interest rates, a 1.0 percent rise in rates on current year floating rate-based borrowings would have had a $800 adverse impact on pre-tax earnings. During 2001, the Company did not use interest rate derivatives to protect its exposure to interest rate market movements.

The Company currently holds an investment in Cisco common stock, which is accounted for in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." These equity securities are classified as either trading or available-for-sale based on how they are utilized in the SAILS arrangement. They are carried at fair market value based on their quoted market price. As such, the Company has exposure to market risk related to the fluctuation of Cisco's stock price. However, the change in fair value of the Cisco stock price is mitigated by the change in fair value of the embedded equity collar contained in the SAILS arrangement.

Item 8. Financial Statements and Supplementary Data

The following documents are filed on the pages listed below, as part of Part II, Item 8 of this report.

Document	Page
1. Financial Statements and Accountants' Report:	
Independent Auditors' Report	49
Consolidated Financial Statements:	
Balance Sheets as of December 31, 2001 and 2000	50
Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999	51
Statements of Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999	52
Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999	53
Notes to Consolidated Financial Statements	54
2. Financial Statement Schedules:	
Schedule II	77

Item 9. Disagreements on Accounting and Financial Disclosure

Not applicable

Part III

Item 10. Directors and Executive Officers of the Registrant

(a) Identification of Directors:

The section entitled "Nominees for Election" contained in the Proxy Statement is hereby incorporated by reference.

(b) Identification of Executive Officers:

See Part I of this Form 10-K.

Item 11. Executive Compensation

The section entitled "Management Remuneration and Transactions" contained in the Proxy Statement is hereby incorporated by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The sections entitled "Principal Shareholders" and "Security Ownership of Management" contained in the Proxy Statement are hereby incorporated by reference.

Item 13. Certain Relationships and Related Transactions

The section entitled "Management Remuneration and Transactions" contained in the Proxy Statement is hereby incorporated by reference.

Part IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) 1. FINANCIAL STATEMENTS:

Independent Auditors' Report
Consolidated Balance Sheets as of December 31, 2001 and 2000
Consolidated Statements of Operations for the Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2001, 2000 and 1999
Consolidated Statements of Cash Flows for the Years Ended December 31, 2001, 2000 and 1999
Notes to Consolidated Financial Statements

2. FINANCIAL STATEMENT SCHEDULES

Included in Part IV of this report:
Schedules:
II. Valuation and Qualifying Accounts

Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

Individual financial statements of the subsidiaries of the Company are omitted as the Company is primarily an operating company and the subsidiaries included in the consolidated financial statements filed are substantially wholly owned and are not indebted to any person other than the parent in amounts which exceed 5 percent of total consolidated assets at the date of the latest balance sheet filed, excepting indebtedness incurred in the ordinary course of business which is not overdue and which matures within one year from the date of its creation, whether evidenced by securities or not, and indebtedness which is collateralized by the parent by guarantee, pledge, assignment or otherwise.

3. EXHIBITS

Exhibit	
3.1	Certificate of Incorporation of Symbol Technologies, Inc. as amended. (Incorporated by reference to Exhibit 3.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1999 (the "1999 Form 10-K."))
3.3	Amended and Restated By-Laws of the Company. (Incorporated by reference to Exhibit 3.2 to the Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.)
4.1	Form of Certificate for Shares of the Common Stock of the Company. (Incorporated by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.)
4.2	Rights Agreement, dated as of August 13, 2001, between the Company and The Bank of New York, as Rights Agent, which includes the form of Certificate of Designations with respect to the Series A Junior Participating Preferred Stock as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Shares of Preferred Stock as Exhibit C. (Incorporated by reference to Exhibit 4 to the Company's Current Report on Form 8-K dated August 21, 2001.)
10.1	Form of 2008 Stock Purchase Warrant issued to certain directors. (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10K for the year ended December 31, 1997.)
10.2	1994 Directors' Stock Option Plan. (Incorporated by reference to Exhibit 4.1 to Registration Statement No. 33-78678 on Form S-8.)
10.3	2000 Directors' Stock Option Plan. (Incorporated by reference to Exhibit 4 to Registration Statement No. 333-78599 on Form S-8.)
10.4	1997 Employee Stock Purchase Plan. (Incorporated by reference to Exhibit 4.2 to Registration Statement No. 333-26593 on Form S-8.)
10.5	1997 Employee Stock Option Plan. (Incorporated by reference to Exhibit 4.2 to Registration Statement No. 333-73322 on Form S-8.)
10.6	1991 Employee Stock Option Plan (Incorporated by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 1991.)
10.7	1990 Non-Executive Stock Option Plan, as amended. (Incorporated by reference to Exhibit 10.1 of the Company's Annual Report on Form 10-K for the year ended December 31, 1995 (the "1995 Form 10-K".))
10.8	2001 Non-Executive Stock Option Plan. (Incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K for the year ended December 31, 2000 (the "2000 Form 10-K")).
10.9	Employment Agreement by and between the Company and Jerome Swartz, dated as of July 1, 2000. (Incorporated by reference to Exhibit 10.9 to the 2000 Form 10-K.)
10.10	Employment Agreement by and between the Company and Leonard H. Goldner, dated as of December 15, 2000. (Incorporated by reference to Exhibit 10.10 to the 2000 Form 10-K.)
10.11	Employment Agreement by and between the Company and Raymond Martino, dated as of February 15, 2000. (Incorporated by reference to Exhibit 10.10 to the 1999 Form 10-K.)
10.12	Employment Agreement by and between the Company and Tomo Razmilovic, dated as of February 14, 2002.
10.13	Separation, Release and Non-Disclosure Agreement between the Company and Tomo Razmilovic, dated as of February 14, 2002.
10.14	Executive Retirement Plan, as amended. (Incorporated by reference to Exhibit 10.14 to Company's Annual Report on a Form 10-K for the year ended December 31, 1989.)
10.15	Symbol Technologies, Inc. Stock Ownership and Option Retention Program. (Incorporated by reference to Exhibit 10.13 of the 1995 Form 10-K.)
10.16	Summary of Symbol Technologies, Inc. Executive Bonus Plan. (Incorporated by reference to Exhibit 10.13 of the 1999 Form 10-K.)
10.17	Form of Note Agreements dated as of February 15, 1993 relating to the Company's 7.76 percent Series A and Series B Senior Notes due February 15, 2003 (Incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 1992.)
10.18	2000 Amended and Restated Credit Agreement dated as of August 3, 2000 among Symbol Technologies, Inc., the lending institutions identified in the Credit Agreement and Bank of America, N.A., as agent and as letter of credit issuing bank. (Incorporated by reference to Exhibit 10.17 to the 2000 Form 10-K.)
10.19	First Amendment dated March 28, 2001 to 2000 Amended and Restated Credit Agreement among Symbol Technologies, Inc., the lending institutions identified in the Credit Agreement and Bank of America, N.A., as agent and as letter of credit issuing bank. (Incorporated by reference to Exhibit 10.18 to the 2000 Form 10-K.)
10.20	Second Amendment dated as of July 25, 2001 to 2000 Amended and Restated Credit Agreement among Symbol Technologies, Inc., the lending institutions identified in the Credit Agreement and Bank of America, N.A. as agent.
10.21	Amended and Restated Second Amendment dated as of September 11, 2001 to 2000 Amended and Restated Credit Agreement among Symbol Technologies, Inc., the lending institutions identified in the Credit Agreement and the Bank of America, N.A. as agent.
10.22	Indenture by and between Telxon Corporation and AmeriTrust Company National Association, as Trustee, dated as of June 1, 1987, regarding Telxon Corporation's 7.5 percent Convertible Subordinated Debentures Due 2012. (Incorporated by reference to Exhibit 4.2 to Telxon Corporation's Registration Statement on Form S-3, Registration No. 33-14348, filed May 18, 1987.)
	10.22.1 Form of Telxon Corporation's 7.5 percent Convertible Subordinated Debentures Due 2012 (set forth in the Indenture included as Exhibit 10.22 above).
10.23	Indenture by and between Telxon Corporation and Bank One Trust Company, N.A., as Trustee, dated as of December 1, 1995, regarding Telxon Corporation's 5.75 percent Convertible Subordinated Notes due 2003. (Incorporated by reference to Exhibit 4.1 to Telxon Corporation's Registration Statement on Form S-3, Registration No. 333-1189, filed February 23, 1996) (the "1996 Form S-3")).
	10.23.1 Form of Telxon Corporation's 5.75 percent Convertible Subordinated Notes due 2003 issued under the Indenture included as Exhibit 10.20 above. (Incorporated herein by reference to Exhibit 4.2 to the 1996 Form S-3.)
	10.23.2 Registration Rights Agreement by and among Registrant and Hambrecht & Quist LLC and Prudential Securities Incorporated, as the Initial Purchasers of Registrant's 5.75 percent Convertible Subordinated Notes due 2003, with respect to the registration of said Notes under applicable securities laws. (Incorporated by reference to Exhibit 4.3 to the 1996 Form S-3.)
22.	Subsidiaries
23.	Consent of Deloitte & Touche LLP

(b) REPORTS ON FORM 8-K

Not Applicable

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYMBOL TECHNOLOGIES, INC.
(Registrant)

By: S/Jerome Swartz
Jerome Swartz
Chief Executive Officer, Chairman of the Board of Directors

Dated: March 21, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
S/Jerome Swartz Jerome Swartz	Chief Executive Officer, Chairman of the Board of Directors	March 22, 2002
Tomo Razmilovic	Director	
S/Raymond R. Martino Raymond R. Martino	Director	March 25, 2002
S/Harvey P. Mallement Harvey P. Mallement	Director	March 22, 2002
S/George Bugliarello George Bugliarello	Director	March 22, 2002
Charles B. Wang	Director	
S/Leo A. Guthart Leo A. Guthart	Director	March 22, 2002
S/James Simons James Simons	Director	March 22, 2002
S/Kenneth V. Jaeggi Kenneth V. Jaeggi	Senior Vice President Finance (Chief Financial Officer)	March 22, 2002
S/Robert W. Korkuc Robert W. Korkuc	Vice President (Chief Accounting Officer)	March 22, 2002

Consolidated Financial Statements

Comprising Item 8 and Schedule II listed in the index at Item 14(a)2 of Annual Report on Form 10-K to Securities and Exchange Commission for the years ended December 31, 2001, 2000 and 1999

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Symbol Technologies, Inc.
Holtsville, New York

We have audited the accompanying consolidated balance sheets of Symbol Technologies, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audits also included the financial statement schedule listed in the index at Item 14(a)2. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Symbol Technologies, Inc. and subsidiaries as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

S/ DELOITTE & TOUCHE LLP

New York, New York
February 13, 2002

Consolidated Balance Sheets

(All amounts in thousands, except stock par value)	December 31, 2001	2000
ASSETS		
Current Assets:		
Cash, including temporary investments of $1,765 and $47,203, respectively	$ 80,967	$ 63,411
Accounts receivable, less allowance for doubtful accounts of $31,348 and $31,275, respectively	307,576	453,906
Inventories	310,924	285,413
Deferred income taxes	182,964	197,019
Prepaid and refundable income taxes	22,498	—
Other current assets	95,279	78,503
TOTAL CURRENT ASSETS	1,000,208	1,078,252
PROPERTY, PLANT AND EQUIPMENT, net	241,226	234,467
DEFERRED INCOME TAXES	24,153	—
INVESTMENT IN MARKETABLE SECURITIES	76,004	263,305
INTANGIBLE ASSETS, net	413,308	386,492
SOFTWARE DEVELOPMENT COSTS, net	36,392	33,575
OTHER ASSETS	101,383	97,108
	$ 1,892,674	$ 2,093,199
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 279,615	$ 325,670
Current portion of long-term debt	6,548	23,025
Deferred revenue	34,641	30,227
Accrued restructuring expenses	18,929	72,487
Income taxes payable	—	6,629
TOTAL CURRENT LIABILITIES	339,733	458,038
CONVERTIBLE SUBORDINATED NOTES AND DEBENTURES	85,052	106,913
LONG-TERM DEBT, less current maturities	225,168	201,144
DEFERRED REVENUE	7,084	11,182
DEFERRED INCOME TAXES	—	88,025
OTHER LIABILITIES	54,848	26,201
COMMITMENTS AND CONTINGENCIES		
Stockholders' Equity:		
Preferred stock, par value $1.00; authorized 10,000 shares, none issued or outstanding	—	—
Series A Junior Participating preferred stock, par value $1.00, authorized 500 shares, none issued or outstanding	—	—
Common stock, par value $0.01; authorized 600,000 shares; issued 253,313 shares and 164,863 shares, respectively	2,533	1,649
Additional paid-in capital	1,076,170	995,953
Accumulated other comprehensive loss	(30,348)	(16,944)
Deferred compensation	—	(1,461)
Retained earnings	350,393	408,098
	1,398,748	1,387,295
Less: Treasury stock at cost, 24,532 shares and 15,439 shares, respectively	(217,959)	(185,599)
	1,180,789	1,201,696
	$ 1,892,674	$ 2,093,199

See notes to consolidated financial statements

Consolidated Statements of Operations

(All amounts in thousands, except per share data)	Year ended December 31, 2001	2000	1999
REVENUE:			
Product, net	$1,146,870	$1,232,320	$ 969,556
Services, net	305,827	217,170	169,734
	1,452,697	1,449,490	1,139,290
COST OF REVENUE:			
Product costs	820,900	805,124	506,694
Amortization of software development costs	17,084	24,067	18,472
Product cost of revenue	837,984	829,191	525,166
Services cost of revenue	220,596	159,946	129,390
	1,058,580	989,137	654,556
GROSS PROFIT	394,117	460,353	484,734
OPERATING EXPENSES:			
Engineering	117,377	97,274	81,944
Selling, general and administrative	322,735	267,322	220,753
Restructuring and impairment charges	–	29,795	–
In-process research and development	–	87,600	–
Merger integration charges	–	39,225	–
Amortization of excess of cost over fair value of net assets acquired	16,419	6,475	5,092
	456,531	527,691	307,789
(LOSS)/EARNINGS FROM OPERATIONS	(62,414)	(67,338)	176,945
OTHER (EXPENSE)/INCOME:			
Interest income	2,692	4,213	2,315
Interest expense	(20,667)	(16,433)	(8,136)
	(17,975)	(12,220)	(5,821)
(LOSS)/EARNINGS BEFORE INCOME TAXES AND EXTRAORDINARY ITEM	(80,389)	(79,558)	171,124
(BENEFIT FROM)/PROVISION FOR INCOME TAXES	(25,669)	(10,592)	54,760
(LOSS)/EARNINGS BEFORE EXTRAORDINARY ITEM	(54,720)	(68,966)	116,364
EXTRAORDINARY GAIN ON REPURCHASE OF CONVERTIBLE NOTES, NET OF $383 IN INCOME TAXES	813	–	–
NET (LOSS)/EARNINGS	$ (53,907)	$ (68,966)	$ 116,364
BASIC (LOSS)/EARNINGS PER SHARE:			
(Loss)/earnings before extraordinary item	$ (0.24)	$ (0.33)	$ 0.59
Extraordinary gain on repurchase of convertible notes	–	–	–
Net (loss)/earnings	$ (0.24)	$ (0.33)	$ 0.59
DILUTED (LOSS)/EARNINGS PER SHARE:			
(Loss)/earnings before extraordinary item	$ (0.24)	$ (0.33)	$ 0.55
Extraordinary gain on repurchase of convertible notes	–	–	–
Net (loss)/earnings	$ (0.24)	$ (0.33)	$ 0.55
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING:			
Basic	227,392	206,444	198,732
Diluted	227,392	206,444	212,358

See notes to consolidated financial statements

Consolidated Statements of Stockholders' Equity

(All amounts in thousands, except stock par value)	Common Stock $0.01 Par Value Shares Issued	Amount	Additional Paid-in Capital	Deferred Compensation	Retained Earnings	Treasury Stock	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE, JANUARY 1, 1999	66,439	$ 664	$ 315,884	$ —	$ 365,950	$ (145,773)		$ (5,797)	$ 530,928
Comprehensive income:									
Net earnings	—	—	—	—	116,364	—	116,364	—	116,364
Translation adjustments	—	—	—	—	—	—	(3,704)	(3,704)	(3,704)
Unrealized gains	—	—	—	—	—	—	7,149	7,149	7,149
Total comprehensive income							119,809		
Exercise of stock options	2,089	21	46,880	—	—	—		—	46,901
Exercise of warrants	51	1	417	—	—	84		—	502
Purchase of treasury shares	—	—	—	—	—	(55,172)		—	(55,172)
Stock split	33,209	332	(332)	—	—	—		—	—
Dividends paid	—	—	—	—	(2,508)	—		—	(2,508)
BALANCE, DECEMBER 31, 1999	101,788	1,018	362,849	—	479,806	(200,861)		(2,352)	640,460
Comprehensive loss:									
Net loss	—	—	—	—	(68,966)	—	(68,966)	—	(68,966)
Translation adjustments	—	—	—	—	—	—	(4,584)	(4,584)	(4,584)
Unrealized losses	—	—	—	—	—	—	(10,008)	(10,008)	(10,008)
Total comprehensive loss	—	—	—	—	—	—	(83,558)	—	—
Exercise of stock options	3,348	33	83,865	—	—	—		—	83,898
Exercise of warrants	38	1	381	—	—	—		—	382
Issuance of common stock and vested stock options related to acquisition	8,775	88	404,687	—	—	—		—	404,775
Deferred compensation expense on remeasured unvested stock options	—	—	1,869	(1,869)	—	—		—	—
Compensation expense on remeasured unvested stock options	—	—	—	408	—	—		—	408
Purchase of treasury shares	—	—	—	—	—	(42,514)		—	(42,514)
Re-issuance of treasury shares	—	—	142,811	—	—	57,776		—	200,587
Stock split	50,914	509	(509)	—	—	—		—	—
Dividends paid	—	—	—	—	(2,742)	—		—	(2,742)
BALANCE, DECEMBER 31, 2000	164,863	1,649	995,953	(1,461)	408,098	(185,599)		(16,944)	1,201,696
Comprehensive loss:									
Net Loss	—	—	—	—	(53,907)	—	(53,907)	—	(53,907)
Translation adjustments	—	—	—	—	—		(5,289)	(5,289)	(5,289)
Unrealized losses	—	—	—	—	—		(8,115)	(8,115)	(8,115)
Total comprehensive loss	—	—	—	—	—	—	(67,311)	—	—
Exercise of stock options	6,022	60	81,041	—	—	—		—	81,101
Compensation expense on remeasured unvested stock options	—	—	—	1,461	—	—		—	1,461
Purchase of treasury shares	—	—	—	—	—	(32,360)		—	(32,360)
Stock split	82,428	824	(824)	—	—	—		—	—
Dividends paid	—	—	—	—	(3,798)	—		—	(3,798)
BALANCE, DECEMBER 31, 2001	253,313	$ 2,533	$ 1,076,170	$ —	$ 350,393	$ (217,959)		$ (30,348)	$ 1,180,789

See notes to consolidated financial statements

Consolidated Statements of Cash Flows

(All amounts in thousands)	Year ended December 31, 2001	2000	1999
Cash flows from operating activities:			
Net (loss) earnings	$ (53,907)	$ (68,966)	$ 116,364
Adjustments to reconcile net (loss) earnings to net cash provided by/(used in) operating activities:			
Depreciation and amortization of property, plant and equipment	53,517	48,849	38,863
Other amortization	41,612	33,234	27,321
Provision for losses on accounts receivable	3,687	2,975	3,288
Writedown due to probable losses from customers	16,000	–	–
Provision for inventory writedown	110,000	–	–
Deferred income taxes	(7,320)	(63,487)	(3,627)
Tax benefit on exercise of stock options and warrants	43,993	53,960	26,786
Gain on repurchase of convertible notes, net of tax	(813)	–	–
In-process research and development	–	87,600	–
Non-cash restructuring and impairment charges	51,662	133,268	–
Changes in assets and liabilities net of effect of acquisitions and divestitures:			
Accounts receivable	124,276	(151,031)	(50,541)
Inventories	(150,943)	(81,847)	(19,481)
Other current assets	(9,975)	(34,306)	(13,925)
Accounts payable and accrued expenses	(46,564)	21,179	36,244
Income taxes payable	(29,127)	(20,428)	5,650
Other liabilities and deferred revenue	(119,470)	(11,534)	14,854
Net cash provided by/(used in) operating activities	26,628	(50,534)	181,796
Cash flows from investing activities:			
Proceeds from termination of collar arrangement	88,046	–	–
Investment in AirClic Inc.	–	(50,000)	–
Purchases for property, plant and equipment	(98,494)	(79,736)	(70,041)
Investments in intangible and other assets	(64,399)	(52,596)	(92,304)
Cash acquired in acquisition	–	12,964	–
Purchase of available-for-sale securities	–	–	(1,000)
Net cash used in investing activities	(74,847)	(169,368)	(163,345)
Cash flows from financing activities:			
Net proceeds from issuance and repayments of notes payable and long-term debt	87,528	69,242	34,479
Repurchase of convertible notes	(20,665)	–	–
Exercise of stock options and warrants	37,108	30,320	20,533
Reissuance of treasury shares	–	200,587	–
Dividends paid	(3,798)	(2,742)	(2,508)
Purchase of treasury shares	(32,360)	(42,514)	(55,088)
Net cash provided by/(used in) financing activities	67,813	254,893	(2,584)
Effects of exchange rate changes on cash	(2,038)	(1,708)	(2,023)
Net increase in cash and temporary investments	17,556	33,283	13,844
Cash and temporary investments, beginning of year	63,411	30,128	16,284
Cash and temporary investments, end of year	$ 80,967	$ 63,411	$ 30,128
Supplemental disclosures of cash flow information:			
Cash paid during the year for:			
Interest	$ 18,748	$ 11,909	$ 4,905
Income taxes	$ 9,535	$ 24,314	$ 14,714

See notes to consolidated financial statements

Notes To Consolidated Financial Statements

For The Years Ended December 31, 2001, 2000 and 1999 (Dollars in thousands, except per share amounts)

1. Summary of Significant Accounting Policies

A. DESCRIPTION OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

Symbol Technologies, Inc. (the "Company" or "Symbol") is a leading global provider of wireless networking and information systems that allow users of its products to access, capture and transmit information at the point of activity over local area networks (LAN), wide area networks (WAN) and the Internet. The consolidated financial statements include the accounts of Symbol Technologies, Inc. and its subsidiaries all of which are wholly-owned. Significant intercompany transactions and balances have been eliminated in consolidation.

B. TEMPORARY INVESTMENTS

Temporary investments include highly liquid investments with original maturities of three months or less and consist primarily of money market funds and time deposits at December 31, 2001 and 2000. Temporary investments are stated at cost, which approximates market value. These investments are not subject to significant market risk.

C. INVENTORIES

Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market.

D. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is recorded at cost. Depreciation and amortization is provided on a straight-line basis over the following estimated useful lives:

Buildings and improvements	15 to 40 years
Machinery and equipment	3 to 7 years
Furniture, fixtures and office equipment	5 to 10 years
Computer hardware and software	3 to 7 years
Leasehold improvements (limited to terms of the leases)	2 to 10 years

E. INTANGIBLE ASSETS

The excess of cost over fair value of net assets acquired is being amortized on a straight-line basis over periods ranging from 7 to 40 years. Patents and trademarks, including costs incurred in connection with the protection of patents, are amortized over their estimated useful lives, not exceeding 20 years, using the straight-line method.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Under SFAS No. 142, goodwill and some intangible assets will no longer be amortized, but rather reviewed for impairment on a periodic basis. The provisions of this Statement are required to be applied starting with fiscal years beginning after December 15, 2001. This Statement is required to be applied at the beginning of the Company's fiscal year and to be applied to all goodwill and other intangible assets recognized in its financial statements at that date. Impairment losses for goodwill and certain intangible assets that arise due to the initial application of this Statement are to be reported as resulting from a change in accounting principle. Goodwill and intangible assets acquired after June 30, 2001, will be subject immediately to the provisions of this Statement. The Company has not completed an analysis of the potential impact upon adoption of the impairment test of goodwill, however amortization of existing goodwill, which was $16,419, $6,475 and $5,092 for the years ended December 31, 2001, 2000 and 1999, respectively, will cease upon adoption.

F. SOFTWARE DEVELOPMENT COSTS

The Company capitalizes costs incurred for internally developed product software where economic and technological feasibility has been established and for qualifying purchased product software. Capitalized software costs are amortized on a straight-line basis over the estimated useful product lives (normally three years). Software development costs which have been fully amortized for two years or more are written off.

G. MARKETABLE SECURITIES

All marketable securities are classified as either "available-for-sale" or "trading" under Statement of Financial Accounting Standards No. 115, "Investments in Certain Marketable Equity Securities," ("SFAS No. 115"). Unrealized gains and losses, net of tax, related to available-for-sale securities are shown as other comprehensive income or loss within stockholders' equity. Unrealized gains and losses on trading securities are included in earnings.

H. LONG-LIVED ASSETS

The Company reviews its long-lived assets, including property, plant and equipment, identifiable intangibles and software development costs for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be fully recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows, without interest charges, will be less than the carrying amount of the assets.

Impairment is measured at fair value. As a result of the Company's decision to reorganize its manufacturing facilities, it recorded asset impairment charges in 2001, which is reflected in cost of revenue, related to the shift in manufacturing operations from New York to Mexico and other locations. Additionally, as a result of the Telxon acquisition, the Company accrued for asset impairment charges as an incremental cost to exit and consolidate activities for the year ended December 31, 2000. Impairment measured at fair value had no effect on the Company's consolidated financial statements for the year ended December 31, 1999.

I. SECURITIZATION TRANSACTIONS

The Company periodically securitizes certain of its lease receivables. The Company's lease receivables have unguaranteed residuals. The retained interest in these securitized leases is classified as a component of other assets. Retained interests in securitized assets are initially recorded at their allocated carrying amounts based on the relative fair value of assets sold and retained. Retained interests are subsequently carried at fair value. Since quoted market prices are generally not available, the Company estimates fair value of these retained interests by determining the present value of future expected cash flows using modeling techniques that incorporate management's best estimates of key assumptions, which may include credit losses, prepayment speed and discount rates commensurate with the risks involved.

J. RESEARCH AND DEVELOPMENT EXPENSES

The Company expenses all research and development costs as incurred. The Company incurred research and development expenses of approximately $61,536, $51,125, and $38,426, for the years ended December 31, 2001, 2000, and 1999, respectively, which are classified in engineering expenses.

K. REVENUE RECOGNITION

Revenue related to sales of the Company's products and systems is generally recognized when products are shipped or services are rendered, the title and risk of loss has passed to the customer, the sales price is fixed or determinable, and collectibility is reasonably assured. The Company accrues related product return reserves and warranty expenses at the time of sale. Service and maintenance sales are recognized over the contract term.

In accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", as amended, and Staff Accounting Bulletin ("SAB") No. 101 "Revenue Recognition in Financial Statements", if products, services or maintenance are bundled in a single contract, revenue will be recognized once all elements of the contract are completed unless the following criteria are met: (1) the product has been delivered; (2) the undelivered services or maintenance are not essential to the delivered products; (3) the fee for the product is not subject to forfeiture, refund or concession based on performance of the services or maintenance; (4) the fair value of services and maintenance are determined based on the price charged by the Company, or the price charged by competitors when similar services or maintenance are sold separately; and (5) the revenue related to any element of the contract is not subject to customer acceptance; in which case the revenues for each element will be recognized independently, in accordance with the Company's policy.

L. INCOME TAXES

Deferred income tax assets and liabilities were recognized for the expected future tax consequences of events that have been included in the Company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Investment, research and development and other tax credits are accounted for by the flow-through method. The cumulative amount of undistributed earnings of foreign subsidiaries at December 31, 2001, approximates $32,308. The Company does not provide deferred taxes on undistributed earnings of foreign subsidiaries since the Company anticipates no significant incremental U.S. income taxes on the repatriation of these earnings as tax rates in foreign jurisdictions generally approximate or exceed the U.S. Federal rate.

M. LOSS/EARNINGS PER SHARE

Basic earnings per share are based on the weighted average number of shares of common stock outstanding during the period. For the years ended December 31, 2001 and 2000, stock options and warrants outstanding and the effect of convertible subordinated notes and debentures have not been included in the net loss per share calculation since their effect would be antidilutive. This amounted to 10,410,000 and 15,238,000 shares for the years ended December 31, 2001 and 2000, respectively. For the year ended December 31, 1999, diluted earnings per share are based on the weighted average number of shares of common stock and common stock equivalents (options and warrants) outstanding during the period, computed in accordance with the treasury stock method. During each of the years ended December 31, 2001, 2000, and 1999, the Board of Directors approved a three-for-two split of the Company's common stock to be effected as a 50 percent stock dividend. In these financial statements, all loss/earnings per share amounts and the weighted average number of common shares outstanding have been retroactively restated to reflect each of the respective stock splits. In addition, the number of common shares issued has been adjusted to reflect the stock split and an amount equal to the par value of the additional shares issued has been transferred from additional paid-in capital to common stock.

N. DERIVATIVE INSTRUMENTS, HEDGING ACTIVITIES AND FOREIGN CURRENCY

Assets and liabilities of foreign subsidiaries where the local currency is the functional currency are translated at year-end exchange rates. Exchange rate changes arising from translation are included in the accumulated other comprehensive income (loss) component of stockholders' equity. Results of operations are translated using the average exchange rates prevailing throughout the year. Gains and losses from foreign currency transactions are included in the Statement of Operations for the year and are not material.

On January 1, 2001 the Company adopted the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the consolidated balance sheet measured at fair value. Changes in fair value are recognized immediately in earnings unless the derivative qualifies as a hedge of future cash flows. For derivatives qualifying as cash flow hedges, the effective portion of changes in fair value of the derivative instrument is recorded as a component of other comprehensive income and reclassified to earnings in the same period during which the hedged transaction affects earnings. Any ineffective portion (representing the remaining gain or loss on the derivative instrument in excess of the cumulative change in the present value of future cash flows of the hedged transaction) is recognized in earnings as it occurs. There was no cumulative effect recognized for adopting this accounting change due to immateriality.

The Company formally designates and documents each derivative financial instrument as a hedge of a specific underlying exposure as well as the risk management objectives and strategies for entering into the hedge transaction upon inception. The Company also assesses whether the derivative financial instrument is effective in offsetting changes in the fair value or cash flows of the hedged item. The Company recognized no gain or loss related to hedge ineffectiveness in 2001.

The embedded equity collar contained in the private Mandatorily Exchangeable Securities Contract for Shared Appreciation Income Linked Securities ("SAILS") arrangement (See Note 5) is considered a fair value hedge in accordance with the provisions of SFAS No. 133. Accordingly, any change in fair value of this derivative financial instrument between reporting dates is recognized through earnings. However, changes in fair value of this derivative are mitigated by changes in fair value of the Cisco shares classified as trading securities which resulted in a net effect on earnings which is not material for the year ended December 31, 2001.

The Company also utilizes derivative financial instruments to hedge the risk exposures associated with foreign currency fluctuations for payments from the Company's international subsidiaries denominated in foreign currencies. These derivative financial instruments are designated as either fair value or cash flow hedges, depending on the exposure being hedged, and have maturities of less than one year. Gains and losses on these derivative financial instruments and the offsetting losses and gains on hedged transactions are reflected in the Company's Statement of Operations. The Company does not use these derivative financial instruments for trading purposes.

As of December 31, 2001, the Company had $61,090 in forward exchange contracts outstanding. The forward exchange contracts generally have maturities that do not exceed 12 months and require the Company to exchange foreign currencies for U.S. dollars at maturity, at rates agreed to at inception of the contracts. These contracts are primarily denominated in British pounds, European currency units, Canadian dollars and Japanese yen and have been marked to market as of December 31, 2001 with the resulting gains and losses included in the Statement of Operations. The fair value of these forward exchange contracts was $62,453 at December 31, 2001.

O. SEGMENT INFORMATION

The Company follows the provisions of Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which establishes standards for reporting information about operating segments. SFAS 131 requires disclosures about products and services, geographic areas and major customers.

P. USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company's most significant use of estimates includes its determination of provisions for doubtful accounts, inventory reserves, warranty reserves and product return reserves.

Q. RECLASSIFICATIONS

Certain reclassifications have been made to prior consolidated financial statements to conform with current presentations.

R. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 applies prospectively to all business combinations initiated after June 30, 2001 and to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. This statement requires all business combinations to be accounted for using one method, the purchase method. The adoption of SFAS No. 141 is not expected to have a significant impact on the Company's financial statements.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." The standard requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. The standard is effective for fiscal years beginning after June 15, 2002. The adoption of SFAS 143 is not expected to have a material impact on the Company's financial statements.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for the disposal of a "segment of a business" (as previously defined in that Opinion). SFAS No. 144 requires that long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity and that will be eliminated from the ongoing operations of the entity in a disposal transaction. The provisions of SFAS No. 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. The adoption of SFAS 144 is not expected to have a material impact on the Company's financial statements.

2. Acquisitions and Divestitures

A. TELXON ACQUISITION

On November 30, 2000, the Company completed the acquisition of Telxon through a merger of Telxon with a wholly owned subsidiary of the Company. In the merger, each outstanding share of Telxon common stock was converted into the right to receive 0.5 of a share of the Company's common stock, resulting in the issuance of 13,163,000 (split-effected) shares, comprising approximately $378,300 of the total purchase price.

In addition, each outstanding option to purchase Telxon common stock was converted into an option to purchase 0.5 of a share of the Company's common stock at an exercise price equal to two times the pre-acquisition exercise price of the Telxon options. This resulted in 2,610,000 (split-effected) options granted to replace Telxon options. The fair value of vested stock options at the time of the acquisition was $26,400. The combined purchase price of shares issued and vested stock options granted aggregated approximately $404,700. The fair value of unvested stock options at the time of the acquisition amounted to approximately $1,900 and was accounted for as deferred compensation and excluded from the total purchase price.

The acquisition has been accounted for by the purchase method of accounting and, accordingly, the consolidated statements of operations include the results of operations of Telxon beginning December 1, 2000. The assets acquired and liabilities assumed were recorded at estimated fair values as determined by the Company's management based on information currently available and on current assumptions as to future operations. The Company has obtained independent appraisals of the acquired inventories, property, plant and equipment, and identifiable intangible assets, and their remaining useful lives. After allocating the purchase price to net tangible assets, purchased technology which has reached technological feasibility was valued at $22,800 using a cash flow model, under which future cash flows were discounted utilizing an assessment of its life expectancy. This purchased technology has been capitalized and is being amortized over eight years.

In addition, a portion of the purchase price was allocated to in-process research and development ("IPR&D"). IPR&D of $87,600 was charged to operations at the acquisition date as the IPR&D had not reached technological feasibility and had no alternative future use. Independent valuations were used in determining the fair value of the identifiable intangible assets and in allocating the purchase price among the acquired assets, including the portion of the purchase price attributed to IPR&D.

As a result of the acquisition of Telxon, the Company incurred incremental costs to exit and consolidate activities at Telxon locations, to involuntarily terminate Telxon employees, and other costs to integrate operating locations and other activities of Telxon with the Company. Generally accepted accounting principles require the portion of these expenses which are not associated with the generation of future revenues and have no future economic benefit to be reflected as assumed liabilities in the allocation of the purchase price to the net assets acquired. These restructuring costs, primarily severance and abandonment of leased facilities, were recorded in the purchase price allocation and amounted to $58,041. Severance relates to the termination of approximately 1,026 employees primarily in manufacturing, management, sales and administrative support. As of December 31, 2001, all these employees had been terminated. (See Note 11).

The preliminary allocation resulted in an excess of cost over fair value of net assets acquired that amounted to $217,690. During the allocation period to identify and quantify the assets acquired and the liabilities assumed in conformity with SFAS No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises", additional information became available regarding the fair value of net assets acquired from Telxon. Based on this additional information, the Company adjusted its preliminary allocation of purchase price by $37,130. This adjustment resulted in a decrease in the fair value allocated to the net assets acquired and an increase in the excess of cost over fair value of net assets acquired. The final adjustments result from the completion of the evaluation of certain assets and various liabilities. The adjusted excess of cost over fair value of net assets acquired has been amortized using the straight-line method over an estimated twenty-year life (See also Note 1E.)

Unaudited pro forma results of operations for the years ended December 31, 2000 and 1999, as if the Company acquired Telxon at the beginning of each year and excluding the effect of non-recurring pre-tax charges of $273,521 are presented below. The pro forma results include estimates and assumptions which management believes are reasonable. However, pro forma results do not include the realization of cost savings from operating efficiencies, synergies or other effects resulting from the merger, and are not necessarily indicative of the actual consolidated results of operations had the merger occurred on the date assumed, nor are they necessarily indicative of future consolidated results of operations.

	Unaudited Pro forma Year ended December 31,	
	2000[1]	1999[2]
Net revenue	$1,736,754	$1,484,610
Net earnings	$ 245,743	$ 40,784
Diluted earnings per share	$ 1.05	$ 0.18

(1) The fiscal 2000 unaudited pro forma results include certain Telxon-related matters as follows: a gain on exchange of Aironet shares of $396,161 or $1.15 diluted earnings per share, offset by pre-tax charges for inventory obsolescence writeoffs, bad debt charges, Akron to Cincinnati headquarter transition costs, loss on a major domestic retailer sales contract, and the repurchase of subsidiary minority interest aggregating $51,900 or $0.15 diluted earnings per share.

(2) The fiscal 1999 unaudited pro forma results include Telxon-related pre-tax charges for inventory obsolescence writeoffs and bad debt charges aggregating $39,700 or $0.11 diluted earnings per share.

B. OTHER ACQUISITIONS

In addition to the aforementioned Telxon acquisition, the Company has established wholly owned subsidiaries through the acquisition of certain of its International distributors and developers of various of the Company's products during the past three years. These acquisitions have been accounted for as purchases and, accordingly, the related acquisition costs have been allocated to net assets acquired based upon fair values. The excess of cost over net assets acquired related to these acquisitions is being amortized over periods not exceeding twenty years.

During 1999, the Company acquired distributors for an initial purchase price of $11,392. The excess of cost over net assets acquired related to these acquisitions was $11,795.

Additional acquisition payments are contingent upon the attainment of certain annual net revenue levels and achievement of other milestones as defined in the respective agreements during periods not exceeding five years from the date of acquisition. The Company made additional acquisition payments of $1,000 and $2,876, respectively during the years ended December 31, 2001 and 2000, related to these acquisitions which have been recorded as excess of cost over net assets acquired.

Results of operations of these subsidiaries have been included in consolidated operations as of their respective effective acquisition dates. Pro forma results of operations, assuming these acquisitions had been completed at the beginning of 1999, would not differ materially from the reported results.

3. Inventories

	December 31,	
	2001	2000
Raw materials	$ 178,431	$ 175,462
Work-in-process	16,108	25,106
Finished goods	116,385	84,845
	$ 310,924	$ 285,413

The Company recorded a non-recurring charge for a writedown of its radio frequency infrastructure and mobile computing inventories of approximately $110,000 in the second quarter of 2001 which is reflected in product cost of revenue.

In December 2000, the Company recorded a provision of approximately $64,000 relating to management's decision to eliminate redundant and discontinued products and product lines principally due to the Telxon acquisition. This provision was recorded in total cost of revenue and related to the Company's plan of restructuring. See Note 11 for additional information relating to the restructuring of the Company's operations.

4. Property, Plant and Equipment

	December 31, 2001	December 31, 2000
Land	$ 12,225	$ 11,424
Buildings and improvements	59,483	57,729
Machinery and equipment	97,293	112,901
Furniture, fixtures and office equipment	41,128	46,934
Computer hardware and software	148,312	132,087
Leasehold improvements	9,940	16,692
Construction in progress	19,726	8,653
	388,107	386,420
Less: Accumulated depreciation and amortization	146,881	151,953
	$ 241,226	$ 234,467

During the fourth quarter of 2000 the Company substantially completed construction of a 140,000 square foot manufacturing and distribution facility in Reynosa, Mexico. In February 2001, the Company began a 150,000 square foot expansion of this facility. The total cost for this project is estimated to be approximately $8,500 and is scheduled to be completed during 2002.

In February 2001, the Company also began construction of a new 334,000 square foot distribution center in McAllen, Texas. The total cost for this project is estimated to be approximately $33,000 and is scheduled to be completed in the first half of 2002. The Company continues to make capital investments in major systems and network conversions but does not have any other material commitments for capital expenditures.

5. Investment in Marketable Securities

Through the Company's acquisition of Telxon (See Note 2A.), it obtained 4,166,086 shares of Cisco Systems, Inc. common stock (the "Cisco shares"). At December 31, 2000, using the provisions of SFAS No. 115, the Company classified this investment as available-for-sale, based upon its intent to hold the securities for an extended length of time and to not engage in frequent buying and selling of the securities.

In conjunction with the Telxon acquisition, the Company also obtained two derivative financial instruments related to the Cisco shares (referred to collectively herein as the "Collar"). The Collar essentially hedged the Company's risk of loss on the marketable securities by utilizing purchased put options. Conversely, the Collar arrangement also limited the potential gain by employing written call options.

In January 2001, the Company sold 6,086 of the Cisco shares, and simultaneously terminated the existing Collar and entered into a SAILS arrangement with a highly rated financial institution for the remaining 4,160,000 shares. These shares had a market value of $75,338 at December 31, 2001. Such shares are held as collateral to secure the debt instrument associated with the SAILS and are included in the balance of Investment in Marketable Securities. The underlying debt has a seven-year maturity and pays a cash coupon of 3.625 percent. The SAILS contain an embedded equity collar, which effectively manages a large portion of the Company's exposure to fluctuations in the fair value of its holdings in Cisco common stock. At maturity, the SAILS will be exchangeable for shares of Cisco common stock, or at the Company's option, cash in lieu of shares. Net proceeds from the issuance of the SAILS and termination of the existing free standing collar arrangement were approximately $262,246 which were used for general corporate purposes, including the repayment of debt outstanding under its revolving credit facility. The Company accounts for the embedded equity collar as a derivative financial instrument in accordance with the requirements of SFAS No. 133 and the change in fair value of this derivative between reporting dates is recognized through earnings. The derivative has been combined with the debt instrument in long-term debt in an appropriate presentation of the Company's overall future cash outflows for that debt instrument under FIN 39 for the legal right of offset for accounting purposes.

At December 31, 2001, 3,411,200 of the Cisco shares have been hedged in conjunction with the SAILS arrangement and accordingly have been classified as trading in accordance with the provisions of SFAS 115. However, because these securities collateralize the long-term debt underlying the SAILS arrangement, they have been classified as non-current assets at December 31, 2001. The changes in market value of these trading securities have been reflected in the Statement of Operations, but have been mitigated by changes in the market value of the embedded equity collar which resulted in a net effect on earnings which is not material. The remaining 748,800 Cisco shares have been classified as available-for-sale.

The Company has other investments which are classified as available-for-sale under the provisions of SFAS No. 115. During the year ended December 31, 2001, the Company's net unrealized losses of $8,115 are comprised of gross unrealized losses of $10,838, less a reclassification adjustment of $2,723, net of taxes, for losses included in the Company's Statement of Operations. No other reclassification adjustments were recorded for the years ended December 31, 2000 or December 31, 1999. Information regarding marketable securities classified as available-for-sale is illustrated in the table below:

	December 31,	
	2001	2000
Cost basis	$32,794	$ 268,048
Gross unrealized holding losses on available-for-sale securities	(18,567)	(4,743)
Aggregate fair market value	$14,227	$ 263,305

Information regarding marketable securities classified as trading securities is illustrated in the table below:

	December 31,	
	2001	2000
Cost basis	$142,844	$ –
Gross realized holding losses on trading securities	(81,067)	–
Aggregate fair market value	$ 61,777	$ –

The aggregate fair market value of available-for-sale securities of $14,227 combined with the aggregate fair market value of trading securities of $61,777 result in a total investment in marketable securities of $76,004 as of December 31, 2001.

6. Intangible Assets

	December 31,	
	2001	2000
Excess of cost over fair value of net assets acquired	$ 406,993	$ 370,900
Patents, trademarks, purchased technologies and non-compete covenants	101,887	86,344
Executive retirement plan unrecognized prior service costs	538	538
	509,418	457,782
Less: Accumulated amortization	96,110	71,290
	$ 413,308	$ 386,492

7. Software Development Costs

	Year Ended December 31,		
	2001	2000	1999
Net book value, beginning of year	$ 33,575	$ 64,883	$ 43,571
Amounts capitalized	27,380	32,635	39,784
Impairment related writeoffs	(7,479)	(39,876)	–
	53,476	57,642	83,355
Less: Amortization	17,084	24,067	18,472
Net book value, end of year	$ 36,392	$ 33,575	$ 64,883

Impairment writeoffs are related to the product discontinuations associated with the restructuring charges the Company recorded during the years ended December 31, 2001 and 2000. See Note 11 for further information.

8. Other Assets

In November 2000, the Company invested $50,000 in and licensed certain intellectual property to AirClic Inc. ("AirClic"). In return, the Company received convertible preferred stock in AirClic. The Company does not currently have the right to convert its preferred stock into common stock of AirClic and its ability to do so in the future is subject to certain contractual restrictions. AirClic's business allows wireless devices to scan bar codes and transmit data to the Internet. Under the terms of the relevant agreements, if AirClic raises an additional $365,000 in private equity, $200,000 of which must be at per share prices materially greater than the Company's original investment, and satisfies certain other conditions, then the Company may be required to invest up to an additional $150,000 in AirClic. To date, the Company has not made any additional investments in AirClic and the Company's obligation to invest additional amounts expires upon an initial public offering of AirClic that meets certain criteria. Because the Company does not have the ability to exercise significant influence over AirClic, it accounts for this investment using the cost method. During the year ended December 31, 2001, the Company had accumulated certain component inventories in anticipation of orders from AirClic. As a result, during 2001, AirClic agreed to purchase $7,000 of component inventory from the Company. AirClic may at any time exchange all or any portion of the inventory for products or components owned by the Company. The Company did not recognize any revenue relating to this transaction. Additionally, for the year ended December 31, 2001 the Company did not receive any royalty payments from AirClic. For the year ended December 31, 2000 the Company received royalty payments of $15,000 relating to the licensing of certain intellectual property, in the ordinary course of business. All other related party transactions between the two entities have not been material.

9. Lease Securitizations

The Company has a $50,000 lease receivable revolving securitization agreement with a highly rated financial institution. This agreement is currently scheduled to mature in September 2002, but is expected to be renewed on an annual basis without the payment of amounts outstanding at such time. During 2001, the Company securitized approximately $32,227 of its lease receivables in accordance with the terms of the aforementioned agreement. Gains on lease securitizations during 2001 were approximately $460. While the Company retains the servicing responsibilities for all of its lease receivables, the Company outsources servicing and the related servicing costs offset retained interests. Key economic assumptions used in measuring the fair value of retained interests at the date of securitization resulting from securitizations completed during 2001 (weighted based on principal amounts securitized) were as follows:

Prepayment rate	N/A[1]
Weighted-average life (in years)	2.03
Expected credit losses	$ 3,223
Discount rate	9 percent

The following table presents the fair values of the retained interest as of December 31, 2001, along with key economic assumptions used to derive the values as of year-end. The table also presents the sensitivity of the current fair value to immediate 10 percent and 20 percent adverse changes in the listed economic assumptions:

Fair value of retained interest at December 31, 2001	$14,314
Weighted average life (in years)	1.86
Prepayment speed assumption	**N/A[1]**
Impact on fair value of 10 percent adverse change	—
Impact on fair value of 20 percent adverse change	—
Expected credit losses (annual rate)	**1.0%**
Impact on fair value of 10 percent adverse change	$14,275
Impact on fair value of 20 percent adverse change	$14,235
Discount rate	**9.0%**
Impact on fair value of 10 percent adverse change	$14,157
Impact on fair value of 20 percent adverse change	$14,004

(1) The Company's lease portfolios historically have not been subject to prepayment risk.

These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10 percent and 20 percent variation in assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in the above table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities. Static pool credit losses are calculated by summing actual and projected future credit losses and dividing them by the original balance of each securitization pool. At December 31, 2001, static pool net credit losses for leases securitized were not material.

The table below summarizes certain cash flows received from/(paid to) securitization trusts in 2001:

Proceeds from new securitizations	$ 18,700
Collections used by the trust to purchase new balances in revolving securitizations	$ 470
Servicing fees received	$ 330
Purchases of delinquent assets	$ (188)

The table below presents information about delinquencies, net credit losses, and components of reported and securitized financial assets at December 31, 2001:

	Total Principal Amount of Leases	Delinquent Principal Over 90 Days
Leases held in portfolio	$ 4,288	$ 631
Leases held for securitization	5,130	43
Leases securitized	42,445	13
Total leases managed	$ 51,863	$ 687

Leases securitized of $42,445 is comprised of the Company's retained interest in future cash flows of those leases measured at fair value of $14,314 and the financial institution's interest in those leases of $28,131.

The Company monitors its potential credit risk associated with lease securitizations and provides for an allowance for doubtful accounts which is maintained at a level which the Company believes is sufficient to cover potential losses on leases securitized. Credit losses historically have not been material.

10. Accounts Payable and Accrued Expenses

	December 31, 2001	December 31, 2000
Accounts payable	$ 112,867	$ 129,829
Accrued compensation, fringe benefits and related payroll taxes	49,472	86,962
Accrued merger integration charges	—	19,583
Accrued purchase commitments	13,822	11,205
Accrued professional fees	14,584	6,148
Other accrued expenses	88,870	71,943
	$ 279,615	$ 325,670

See Note 11 for information on the details of the restructuring, impairment and integration charges recorded by the Company.

11. Restructuring, Impairment and Integration Charges

In September 2001, the Company's management approved and adopted a formal plan of restructuring related to the reorganization of its manufacturing facilities. The plan includes a transition of volume manufacturing away from its Bohemia, New York facility to lower cost locations, primarily its Reynosa, Mexico facility and Far East contract manufacturing partners. In connection with this reorganization, the Company's operating results for the year ended December 31, 2001 include a $59,662 charge for restructuring and impairment. The gross provision of $62,662 related to the September 2001 restructuring was partially offset by the reversal of $3,000 of unutilized restructuring reserves remaining from the Company's December 2000 plan of restructuring (see below). This restructuring charge, of which $53,091 was recorded as product cost of revenue and $6,571 was recorded as services cost of revenue, includes workforce reduction and asset impairment costs. The Company's restructuring plan is expected to be substantially completed by June 30, 2002. Under this plan, the Company recorded a workforce reduction charge of $11,000 related to the termination of approximately 375 employees, primarily manufacturing associates. As of December 31, 2001, approximately 20 employees have been terminated. Details of the restructuring charges as of December 31, 2001 are as follows:

	Provision	Utilized	December 31, 2001 Accrual
Workforce reductions	$ 11,000	$ 2,024	$ 8,976
Impaired fixed asset and other writeoffs	51,662	47,239	4,423
	$ 62,662	$49,263	$13,399

In December 2000, the Company's management approved and adopted a formal plan of restructuring associated with the Telxon acquisition (see Note 2A.). In connection with this acquisition, the Company's operating results for the year ended December 31, 2000 reflect a $185,921 charge for restructuring, impairment and merger integration related charges.

The restructuring charge of $146,696 of which $114,440 was recorded as product cost of revenue and $2,461 was recorded as services cost of revenue, included workforce reduction costs, asset impairments and lease termination costs. The costs are not associated with the generation of future revenues and have no future economic benefit. An additional $39,225 of the charge recorded in December 2000 relates to the integration of Telxon's business and operations resulting in revenue-producing activities. These merger integration charges consist primarily of professional services and consulting fees, marketing and advertising, travel expenses and other related charges.

The Company's exit plan, which focused on the consolidation of manufacturing operations, including plant closings and elimination of redundant activities, has been substantially completed. As part of this plan, the Company recorded a charge of $14,117 for workforce reductions. The charge relates to the termination of approximately 225 employees primarily in manufacturing, management, sales and administrative support. As of December 31, 2001, all these employees have been terminated. Details of the unutilized restructuring balance as of December 31, 2001 which relates primarily to the ongoing lease commitments are as follows:

	December 31, 2000 Balance	Reversal of Provision	Utilized to date	December 31, 2001 Balance
Work force reductions	$44,158	$ 3,000	$ 41,158	$ –
Impaired fixed asset and other writeoffs	7,899	–	7,743	156
Lease cancellation costs	20,430	–	15,056	5,374
	$72,487	$ 3,000	$ 63,957	$ 5,530

The accrued restructuring expenses of $5,530 combined with accrued restructuring expenses of $13,399 related to the reorganization of the Company's manufacturing facilities (as discussed above) result in a total accrued restructuring expense of $18,929 remaining as of December 31, 2001.

12. Convertible Subordinated Notes and Debentures

At the time of the Telxon acquisition, Telxon had outstanding $82,500 of 5.75 percent convertible subordinated notes (the "5.75 percent notes"), and $24,413 of 7.5 percent convertible subordinated debentures (the "7.5 percent debentures"). The notes are redeemable at any time at the option of Telxon, in whole or in part, at 100.8214 percent during the year ended December 31, 2002.

The 5.75 percent notes, issued December 12, 1995, pay interest semi-annually and are due January 1, 2003. The conversion price for these notes is $36.67 per common share and is subject to adjustment in certain events.

During the year ended December 31, 2001, Telxon purchased in the open market $21,861 of its 5.75 percent notes for $20,665, resulting in an extraordinary gain of $813, net of $383 in taxes. Borrowings from the Company's line of credit were used to finance the repurchase.

The 7.5 percent debentures, issued June 1, 1987, pay interest semi-annually and are due June 1, 2012. The conversion price for the debentures is $35.67 per common share and is subject to adjustment in certain events. The debentures are redeemable at par value. The sinking fund requires annual payments of 5 percent of the original $46,000 principal amount, calculated to retire 75 percent of the issue prior to maturity. Prior to the acquisition, Telxon purchased and retired debentures with a principal face value of $21,266. This amount has been applied to the earliest of the sinking fund obligations.

The combined aggregate amount of maturities and sinking fund requirements for each of the years ended December 31 are as follows:

2002	$ –
2003	60,639
2004	–
2005	–
2006	–
Thereafter	24,413
	$ 85,052

These notes and debentures contain various non-financial covenants with which the Company was in compliance at December 31, 2001. (See Note 21.)

13. Long-Term Debt

	December 31, 2001	December 31, 2000
Revolving Credit Facility (a)	$125,439	$187,329
Senior Notes (b)	12,698	19,048
SAILS Exchangeable Debt (c)	93,206	—
Promissory Note (d)	—	10,000
State Loan (e)	—	3,000
Other (f)	373	4,792
	231,716	224,169
Less: Current maturities	6,548	23,025
	$225,168	$201,144

(a) The Company has a $350 million unsecured revolving credit facility with a syndicate of U.S. and International banks. These borrowings bear interest at either LIBOR plus 100 basis points or the base rate of the syndication agent bank, contingent upon various stipulations by the lender, which approximated 4.75 percent and 9.5 percent at December 31, 2001 and 2000, respectively. Since the proceeds under the Credit Agreement are committed until 2004, the Company has classified these borrowings as long-term obligations. As of December 31, 2000, the Company had outstanding borrowings of $187,329 under this facility. This Credit Agreement has certain restrictive covenants. Certain of the covenants were waived in order to complete the Telxon acquisition and such related transactions. Therefore, the Company is in compliance with all debt covenants at December 31, 2001.

(b) In March 1993, the Company issued $25,000 of its 7.76 percent Series A Senior Notes due February 15, 2003, and $25,000 of its 7.76 percent Series B Senior Notes due February 15, 2003, to two insurance companies. The Series A Senior Notes are being repaid in equal annual installments of $2,778 which began in February 1995. The Series B Senior Notes are being repaid in equal annual installments of $3,571 which began February 1997. Interest is payable quarterly for these notes. The financing agreements contain certain covenants regarding the maintenance of a minimum level of tangible net worth, as well as certain other financial ratios, as defined, and certain restrictions including limitations on indebtedness. The Company was in compliance with these covenants at December 31, 2001.

(c) In January 2001, the Company entered into a private Mandatorily Exchangeable Securities Contract for Shared Appreciation Income Linked Securities ("SAILS") with a highly rated financial institution. The securities which underlie the SAILS contract represent the Company's investment in Cisco common stock, which was acquired in connection with the Telxon acquisition. The 4,160,000 shares of Cisco common stock had a market value of $75,338 at December 31, 2001, and are held as collateral to secure the debt instrument associated with the SAILS and are included in the balances of Investment in Marketable Securities. (See Note 5.) This debt has a seven-year maturity and pays a cash coupon of 3.625 percent. The SAILS contain an embedded equity collar, which effectively manages a large portion of the Company's exposure to fluctuations in the fair value of its holdings in Cisco common stock. At maturity, the SAILS will be exchangeable for shares of Cisco common stock, or at the Company's option, cash in lieu of shares. Net proceeds from the issuance of the SAILS and termination of an existing free-standing collar arrangement were approximately $262,246 which were used for general corporate purposes, including the repayment of debt outstanding under its revolving credit facility. The Company accounts for the embedded equity collar as a derivative financial instrument in accordance with the requirements of SFAS 133. The change in fair value of this derivative between reporting dates is recognized through earnings. The derivative has been combined with the debt instrument in long-term debt in an appropriate presentation of the Company's overall future cash outflows for that debt instrument under Financial Accounting Standards Board Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts" ("FIN 39") for the legal right of offset for accounting purposes. The SAILS liability, net of the derivative asset, represents $93,206 of the total long-term debt balance outstanding at December 31, 2001. The Company has the option to terminate the SAILS arrangement prior to its scheduled maturity. Such early termination would require the Company to pay an amount based on the fair value of the embedded equity collar and the underlying stock, which would be recorded in the Company's Statement of Operations in the period of termination. Such amount, however, will never exceed the present value of the Company's future coupon payments at the time of termination. At the present time, the Company does not anticipate terminating the SAILS arrangement prior to its scheduled maturity date.

(d) In conjunction with the Telxon acquisition, the Company assumed a short-term promissory note of $10,000. This note charged interest at LIBOR plus 30 basis points. Telxon fully repaid this note in January 2001.

(e) In 1994, the Company received a $3,000 loan from an agency of New York State. The loan charged interest at 1.0 percent, payable monthly, and the principal was fully repaid in 2001.

(f) The Company has available $55,000 in uncommitted U.S. dollar and foreign currency lines of credit with several global banks with a range of borrowing rates and varying terms that continue until such time as either party wishes to terminate the agreements. As of December 31, 2001 and 2000, outstanding borrowings under these agreements amounted to $19 and $3,405, respectively. The remaining balances in other long-term debt of $354 and $1,387 at December 31, 2001 and 2000, respectively, represent various other loans maturing through 2008.

Based on the borrowing rates currently available to the Company for bank loans with similar terms, the fair values of borrowings under the Credit Agreement, Senior Notes and Promissory note, approximate their carrying values.

The combined aggregate amount of long-term debt maturities for each of the years ended December 31 are as follows:

2002	$ 6,548
2003	6,401
2004	125,468
2005	32
2006	27
Thereafter	93,240
	$ 231,716

14. Income Taxes

The (benefit from)/provision for income taxes consists of:

	Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$(21,476)	$ 39,721	$ 42,875
State and local	—	7,871	7,545
Foreign	3,127	5,303	7,967
	(18,349)	52,895	58,387
Deferred:			
Federal	(12,165)	(55,087)	(1,392)
State and local	(2,175)	(9,499)	(395)
Foreign	7,020	1,099	(1,840)
	(7,320)	(63,487)	(3,627)
Total (benefit from)/provision for income taxes	$(25,669)	$(10,592)	$ 54,760

A reconciliation between the statutory U.S. Federal income tax rate and the Company's effective tax rate is:

	Year Ended December 31,		
	2001	2000	1999
Statutory U.S. Federal rate (benefit)/provision	(35.0%)	(35.0%)	35.0%
State taxes, net of Federal tax effect	(0.5)	(1.3)	2.7
Tax credits	(6.5)	(17.8)	(6.8)
Amortization of excess of cost over fair value of net assets acquired	6.1	1.7	0.6
Write-off of In-Process R&D	—	38.5	—
Exempt income of foreign sales corporation	—	(2.1)	(3.9)
Income of foreign subsidiaries taxed at higher tax rates	(0.7)	4.1	0.9
Non-deductible items	0.9	0.9	0.3
Other, net	3.8	(2.3)	3.2
	(31.9%)	(13.3%)	32.0%

At December 31, 2001, the Company had no long-term net deferred tax liabilities. At December 31, 2000 and 1999 the Company had long-term deferred tax liabilities of $88,025 and $37,059, respectively. The components of the Company's net deferred tax assets at December 31, 2001, 2000 and 1999, respectively, are as follows:

	Year Ended December 31,		
	2001	2000	1999
	Deferred Tax Assets/ (Liabilities)	Deferred Tax Assets/ (Liabilities)	Deferred Tax Assets/ (Liabilities)
Receivables	$ 20,618	$ 8,300	$(2,700)
Inventory	53,337	60,960	19,751
Net investment in sales-type leases	(11,630)	(8,759)	(6,471)
Accrued compensation and associate benefits	8,136	9,045	5,296
Other accrued liabilities	30,875	26,488	8,803
Accrued restructuring and severance costs	8,057	57,722	214
Deferred revenue - current	12,345	10,389	5,755
Deferred revenue - long-term	2,292	4,783	14,835
Deferred patent and product development costs	(31,549)	(31,418)	(33,618)
Purchased technology & other intangibles	512	4,629	3,932
Property, plant and equipment	(11,176)	(13,247)	(18,254)
Investments	(52,100)	(96,290)	(4,614)
Cumulative translation adjustments	15,638	12,714	6,131
Net operating loss carryforwards	121,606	32,958	—
Tax credit carryforwards	41,515	27,562	3,651
Charitable contribution carryforwards	523	—	—
Other, net	6,216	10,116	5,024
	215,215	115,952	7,735
Less: Valuation allowance	8,098	6,958	—
Net Deferred Tax Asset	$ 207,117	$108,994	$ 7,735

The Company had available federal and state net operating loss carryforwards of approximately $719,937 at December 31, 2001. Such loss carryforwards expire in accordance with provisions of applicable tax law and have remaining lives ranging from 6 to 20 years. Certain loss carryforwards are likely to expire unused. Accordingly, the Company has recorded valuation allowances of $8,098 and $6,958 at December 31, 2001 and 2000, respectively. Subsequent recognition of a substantial portion of the deferred tax asset relating to such net operating loss carryforwards would result in a reduction of goodwill recorded in connection with the Telxon acquisition.

The Company also had available federal and state credit carryforwards of approximately $44,815 at December 31, 2001. Such credits have expiration dates ranging from 4 to 20 years, and $11,031 of these credits have no expiration date. The Company expects that it will be able to utilize all such credits before their expiration. Accordingly, no valuation allowance has been recorded for these credit carryforwards.

The valuation allowance increased by $1,140 during 2001, increased by $6,958 during 2000, and decreased by $696 during 1999.

The increases in 2000 and 2001 relate to net operating loss carryforwards which were acquired as part of the Telxon acquisition. The decrease in 1999 relates to state investment tax credit carryforwards which were not required to be recaptured.

15. Commitments and Contingencies

A. LEASE AGREEMENTS

The combined aggregate amount of required future minimum rental payments under non-cancelable operating leases for each of the years ended December 31, are as follows:

2002	$ 15,357
2003	13,060
2004	11,124
2005	9,605
2006	8,884
Thereafter	32,733
	$ 90,763

Rent expense under substantially all operating leases was, $16,263, $13,198 and $11,143, for the years ended December 31, 2001, 2000 and 1999, respectively.

B. EMPLOYMENT CONTRACTS

The Company has executed employment contracts with certain senior executives that vary in length, for which the Company has a minimum commitment aggregating approximately $6,726 at December 31, 2001. The Company has entered into agreements with its former President and Chief Executive Officer in connection with his retirement announced in February 2002. See Note 21 for further details.

C. LEGAL MATTERS

The Company is currently involved in matters of litigation arising from the normal course of business. Management is of the opinion that such litigation will not have a material adverse effect on the Company's consolidated financial position or results of operations.

In March 2001, Proxim Incorporated ("Proxim") sued the Company, 3 Com Corporation, Wayport Incorporated and SMC Networks Incorporated in the United States District Court in the District of Delaware for allegedly infringing three patents owned by Proxim. Proxim did not identify any specific products of the Company that allegedly infringe these three patents. Proxim also filed a similar lawsuit in March 2001 in the United States District Court in the District of Massachusetts against Cisco Systems, Incorporated and Intersil Corporation. The complaint against the Company seeks, among other relief, unspecified damages for patent infringement, treble damages for willful infringement, and a permanent injunction against the Company from infringing these three patents. In a press conference held after the filing of the complaints, Proxim indicated that it was interested in licensing the patents that are the subject of the lawsuit against the Company.

On May 1, 2001, the Company filed an answer and counterclaim in response to Proxim's suit. The Company has responded by asserting its belief that Proxim's asserted patents are invalid and not infringed by any of the Company's products. In addition, the Company has asserted its belief that Proxim's claims are barred under principles of equity, estoppel and laches. The Company has also filed counterclaims against Proxim, asserting that Proxim's RF product offerings infringe four of the Company's patents relating to wireless LAN technology. The Company has requested the Court grant an unspecified amount of damages as well as a permanent injunction against Proxim's sale of its wireless LAN product offerings. The Court has severed the Company's counterclaim against Proxim involving the four of the Company's patents relating to wireless LAN technology from Proxim's initial case.

On May 14, 2001, the Company announced that an agreement had been reached with Intersil Corporation, a supplier of key wireless LAN chips to the Company. Under this agreement, Intersil will generally indemnify and defend the Company against Proxim's infringement suit.

On December 4, 2001, the Company filed a complaint against Proxim in the United States District Court in the District of Delaware asserting that Proxim's RF product offerings infringe four of the Company's patents relating to wireless LAN technology. This complaint asserts the same four patents that were asserted in the Company's counterclaim against Proxim in the initial Proxim case prior to the severance of this counterclaim by the Court. On December 18, 2001, Proxim filed an answer and counterclaims seeking declaratory judgments for non-infringement, invalidity and unenforceability of the four patents asserted by the Company, injunctive and monetary relief for the Company's alleged infringement of one additional Proxim patent involving wireless LAN technology, monetary relief for the Company's alleged false patent marking, and injunctive and monetary relief for the Company's alleged unfair competition under the Lanham Act, common law unfair competition and tortious interference.

On January 31, 2002, the Company filed an answer in response to Proxim's counterclaim. The Company has responded by asserting its belief that Proxim's asserted patent is invalid and not infringed by any of the Company's products. In addition, the Company has asserted its belief that Proxim's patent claims are barred under principles of equity, estoppel and laches. Also on January 31, 2002, the Company filed a motion to dismiss Proxim's claims regarding false patent markings, Lanham Act, common law unfair competition and tortious interference. This motion is currently pending.

On July 21, 1999, the Company and six other leading members of the Automatic Identification and Data Capture industry jointly initiated a litigation against the Lemelson Medical, Educational, & Research Foundation, Limited Partnership (the "Lemelson Partnership"). The suit, which is entitled Symbol Technologies, Inc. et. al. v. Lemelson Medical, Educational & Research Foundation, Limited Partnership, was commenced in the U.S. District Court, District of Nevada in Reno, Nevada, but was subsequently transferred to the Court in Las Vegas, Nevada.

In the litigation, the Auto ID companies seek, among other remedies, a declaration that certain patents, which have been asserted by the Lemelson Partnership against end users of bar code equipment, are invalid, unenforceable and not infringed. The Company has agreed to bear approximately half of the legal and related expenses associated with the litigation, with the remaining portion being borne by the other Auto ID companies.

The Lemelson Partnership has contacted many of the Auto ID companies' customers demanding a one-time license fee for certain so-called "bar code" patents transferred to the Lemelson Partnership by the late Jerome H. Lemelson. The Company and the other Auto ID companies have received many requests from their customers asking that they undertake the defense of these claims using their knowledge of the technology at issue. Certain of these customers have requested indemnification against the Lemelson Partnership's claims from the Company and the other Auto ID companies, individually and/or collectively with other equipment suppliers. The Company, and we understand, the other Auto ID companies believe that generally they have no obligation to indemnify their customers against these claims and that the patents being asserted by the Lemelson Partnership against their customers with respect to bar code equipment are invalid, unenforceable and not infringed. However, the Company and the other Auto ID companies believe that the Lemelson claims do concern the Auto ID industry at large and that it is appropriate for them to act jointly to protect their customers against what they believe to be baseless claims being asserted by the Lemelson Partnership.

The Lemelson Partnership filed a motion to dismiss the lawsuit, or in the alternative, to stay proceedings or to transfer the case to the U.S. District Court in Arizona where there are pending cases involving the Lemelson Partnership and other companies in the semiconductor and electronics industries. On March 21, 2000, the U.S. District Court in Nevada denied the Lemelson Partnership's motion to dismiss, transfer, or stay the action. It also struck one of the four counts.

On April 12, 2000, the Lemelson Partnership filed its answer to the complaint in the Symbol et al. v. Lemelson Partnership case. In the answer, the Lemelson Partnership included a counterclaim against the Company and the other plaintiffs seeking a dismissal of the case. Alternatively, the Lemelson Partnership's counterclaim seeks a declaration that the Company and the other plaintiffs have contributed to, or induced infringement of particular method claims of the patents-in-suit by the plaintiffs' customers. The Company believes there is no merit to the Lemelson Partnership's counterclaim.

On May 15, 2000, the Auto ID companies filed a motion seeking permission to file an interlocutory appeal of the Court's decision to strike the fourth count of the complaint (which alleged that the Lemelson Partnership's delays in obtaining its patents rendered them unenforceable for laches). The motion was granted by the Court on July 14, 2000. The Court entered a clarifying superseding order on July 25, 2000. On September 1, 2000, the U.S. Court of Appeals for the Federal Circuit granted the petition of the Auto ID companies for permission to pursue this interlocutory appeal. The Federal Circuit Court heard oral arguments on this appeal on October 4, 2001. On January 24, 2002, the Federal Circuit found for the Auto ID companies, holding that the defense of prosecution laches exists as a matter of law. On March 20, 2002, the Federal Circuit denied Lemelson's petition for rehearing in banc. Accordingly, the issue will be remanded to the Court in Nevada to consider whether the laches defense is applicable to the Lemelson case. No date has yet been set by the Court in Nevada for the resolution of this issue.

On July 24, 2000, the Auto ID companies filed a motion for partial summary judgment arguing that almost all of the claims of the Lemelson Partnership's patents are invalid for lack of written description. On August 8, 2000 the Lemelson Partnership filed a motion seeking an extension of approximately ten weeks in which to file an answer to this motion. On August 31, 2000, the Court granted the Lemelson Partnership's motion for such an extension.

On October 25, 2000, the Lemelson Partnership filed a combined opposition to the motion of the Auto ID companies for partial summary judgment and its own cross-motion for partial summary judgment that many of the claims of the Lemelson Partnership's patents satisfy the written description requirement. On July 12, 2001, the District Court denied both the Auto ID companies' motion and Lemelson's cross-motion. In doing so, the Court did not rule on the merits of the matters raised in the motions, but instead held that there remain triable issues of material fact that preclude granting summary judgment in favor of either party.

On May 14, 2001, the Auto ID companies filed another motion for summary judgment arguing that Lemelson's patents at issue are unenforceable because of Lemelson's inequitable conduct before the U.S. Patent and Trademark Office. On June 19, 2001, the Lemelson Partnership filed a combined opposition to the motion of the Auto ID companies for summary judgment and its own cross-motion for partial summary judgment that no such inequitable conduct occurred. On November 13, 2001, the District Court denied both the Auto ID companies' motion and Lemelson's cross-motion. In doing so, the Court did not rule on the merits of the matters raised in the motions, but instead held that there remain triable issues of material fact that preclude granting summary judgment in favor of either party.

On July 25, 2001, the Court entered an order setting a schedule that culminates with a trial currently scheduled for August 2002. Under this timetable, the Auto ID companies' arguments relating to invalidity, unenforceability and/or non-infringement of the so-called bar code patents will be briefed by motion at the appropriate time, or at trial.

On August 1, 2001, the Auto ID companies filed another motion for partial summary judgment arguing that the Lemelson Partnership is not entitled, as a matter of law, to rely on a now-abandoned Lemelson patent application filed in 1954 to provide a filing date or disclosure for the claims of the patents-in-suit. On November 13, 2001, the District Court denied the Auto ID companies' motion. In doing so, the Court did not rule on the merits of the matters raised in the motion, but instead held that there remain triable issues of material fact that preclude granting summary judgment.

From December 1998 through March 1999, a total of 27 class actions were filed in the United States District Court, Northern District of Ohio, by certain alleged stockholders of Telxon on behalf of themselves and purported classes consisting of Telxon stockholders, other than the defendants and their affiliates, who purchased stock during the period from May 21, 1996 through February 23, 1999 or various portions thereof, alleging claims for "fraud on the market" arising from alleged misrepresentations and omissions with respect to Telxon's financial performance and prospects and an alleged violation of generally accepted accounting principles by improperly recognizing revenues. The named defendants are Telxon, its former President and Chief Executive Officer, Frank E. Brick, and its former Senior Vice President and Chief Financial Officer, Kenneth W. Haver. The actions were referred to a single judge. On February 9, 1999, the plaintiffs filed a motion to consolidate all of the actions and the Court heard motions on naming class representatives and lead class counsel on April 26, 1999.

On August 25, 1999, the Court appointed lead plaintiffs and their counsel, ordered the filing of an amended complaint, and dismissed 26 of the 27 class action suits without prejudice and consolidated those 26 cases into the first filed action. The lead plaintiffs appointed by the Court filed an amended class action complaint on September 30, 1999. The amended complaint alleges that the defendants engaged in a scheme to defraud investors through improper revenue recognition practices and concealment of material adverse conditions in Telxon's business and finances. The amended complaint seeks certification of the identified class, unspecified compensatory and punitive damages, pre- and post-judgment interest, and attorneys' fees and costs. Various appeals and writs challenging the District Court's August 25, 1999 rulings were filed by two of the unsuccessful plaintiffs but have all been denied by the Court of Appeals.

On November 8, 1999, the defendants jointly moved to dismiss the amended complaint, which was denied on September 29, 2000. Following the denial, the parties filed a proposed joint case schedule, discovery commenced, and the parties each filed their initial disclosures. On October 30, 2000, defendants filed their answer to the plaintiffs' amended complaint as well as a motion for reconsideration or to certify the order denying the motion to dismiss for interlocutory appeal and request for oral argument, and a memorandum of points and authorities in support of that motion. On November 14, 2000, plaintiffs filed a memorandum in opposition of defendants' motion. This motion was denied on January 19, 2001. On November 1, 2000, defendants filed a motion for application of the Amended Federal Rules of Civil Procedure to the case, and on November 16, 2000, the Court granted this motion in part and held that the Court will apply the new rules of evidence and new rules of civil procedure except to the extent those rules effectuate changes to Rule 26 of the Federal Rules for Civil Procedure. Discovery is in its preliminary stages.

On February 20, 2001, Telxon filed a motion for leave to file and serve instanter a summons and third-party complaint against third-party defendant PricewaterhouseCoopers LLP ("PWC") in shareholders' class action complaints. Telxon's third-party complaint against PWC concerns PWC's role in the original issuance and restatements of Telxon's financial statements for its fiscal years 1996, 1997, 1998 and its interim financial statements for its first and second quarters of fiscal year 1999, the subject of the class action litigation against Telxon. Telxon states causes of action against PWC for contribution under federal securities law, as well as state law claims for accountant malpractice, fraud, constructive fraud, fraudulent concealment, fraudulent misrepresentation, negligent misrepresentation, breach of contract, and breach of fiduciary duty. With respect to its federal claim against PWC, Telxon seeks contribution from PWC for all sums that Telxon may be required to pay in excess of Telxon's proportionate liability, if any, and attorney fees and costs. With respect to its state law claims against PWC, Telxon seeks compensatory damages, punitive damages, attorney fees and costs, in amounts to be determined at trial. Thereafter Plaintiffs sued PWC directly and that action was consolidated.

On April 30, 2001, the Court granted Telxon's motion to file and serve its third-party complaint against PWC. The Court reserved judgment on Telxon's request to have the Complaint deemed filed instanter on the date of Telxon's motion for leave to file the same - February 20, 2001. Pursuant to the Court's request the parties have submitted briefs on the issue of Telxon's motion for leave to file and serve the third-party complaint instanter. The issue is currently being considered by the Court.

PWC has filed a motion to dismiss both Telxon's third-party complaint and the PWC action. The parties have fully briefed the motion. The Court heard oral argument on PWC's motions on September 10, 2001. On March 25, 2002, the Court ruled on the pending motions. As to Telxon's third-party complaint against PWC, the Court held that it was timely filed, and that Telxon's allegations of scienter by PWC under the Federal securities laws were sufficiently pled, that Telxon's state law fraud claims were sufficiently pled, and that Telxon's breach of fiduciary duty, constructive fraud and fraudulent concealment claims against PWC should not be dismissed at the pleading stage. The Court denied PWC's motion to dismiss Telxon's claims for contribution under the Federal securities laws with respect to Telxon's restatements of its 1996, 1997 and 1998 audited financial statements, and granted PWC's motion to dismiss Telxon's contribution claims with respect to the restatements of its unaudited first and second quarter 1999 financial statements. The Court also denied PWC's motion to dismiss the separate action filed against it by the plaintiffs.

By letter dated December 18, 1998, the Staff of the Division of Enforcement of the Securities and Exchange Commission (the "Commission") advised Telxon that it was conducting a preliminary, informal inquiry into trading of the securities of Telxon at or about the time of Telxon's December 11, 1998 press release announcing that Telxon would be restating the revenues for its second fiscal quarter ended September 30, 1998. On January 20, 1999, the Commission issued a formal Order Directing Private Investigation and Designating Officers To Take Testimony with respect to the referenced trading and specified accounting matters, pursuant to which subpoenas have been served requiring the production of specified documents and testimony.

By letter dated March 9, 2001, the Division of Enforcement of the Commission informed Telxon that it had made a preliminary determination to recommend that the Commission initiate an action against Telxon for violation of various sections of the federal securities laws and regulations and to seek permanent injunctive relief and appropriate monetary penalties against Telxon. The Division of Enforcement also indicated that it intended to recommend similar action against three former employees of Telxon. On March 6, 2002, Telxon accepted an offer of settlement resolving this investigation.

Pursuant to the settlement, Telxon neither admitted nor denied certain findings by the Commission, and consented to the entry of an administrative Cease and Desist Order prohibiting Telxon from committing or causing any violation, and any future violation of certain reporting, record-keeping and internal control provisions of the Securities Exchange Act of 1934. Two former employees of Telxon also settled administrative proceedings without admitting or denying certain findings by the Commission and by consenting to the entry of an administrative cease and desist order prohibiting them from committing or causing any violation and any future violation of certain reporting, record-keeping and internal control provisions of the Securities Exchange Act of 1934. The Commission on March 5, 2002 also filed suit against Kenneth W. Haver, former Chief Financial Officer of Telxon, for fraud in connection with the company's financial statements and earnings press release for the quarter ended September 30, 1998.

On March 5, 2002, a separate purported class action lawsuit was filed, entitled Pinkowitz v. Symbol Technologies, Inc., et al. in the United States District Court for the Eastern District of New York, on behalf of purchasers of the common stock of Symbol Technologies, Inc. between October 19, 2000 and February 13, 2002, inclusive, against the Company, Tomo Razmilovic, Jerome Swartz and Kenneth Jaeggi.

The complaint alleges that defendants violated the federal securities laws by issuing materially false and misleading statements, throughout the Class Period that had the effect of artificially inflating the market price of the Company's securities. Specifically, the complaint alleges that defendants engaged in the following conduct which had the effect of increasing the Company's reported revenue and profits: (1) the Company booked as profit in the third quarter of 2000 a one-time royalty payment in excess of $10 million, enabling the Company to make its third quarter projections; (2) the Company used expenses associated with its acquisition of Telxon to mask the fact that its sales were declining and (3) the Company booked as having shipped in the first quarter of 2001 more than $40 million in inventory that included side provisions allowing customers to delay payments or return merchandise, or included products that "never left the warehouse." Five additional purported similar class actions have also been filed against the Company in the Eastern District of New York. The Louisiana School Employees Retirement System is the plaintiff in the second action, which also names, in addition to the Company, Jerome Swartz, Tomo Razmilovic and Kenneth Jaeggi as defendants. The Company currently does not know the identities of the other parties in the third, fourth, fifth and sixth actions filed against it. The Company believes that these litigations are without merit and intends to defend them vigorously.

16. Stockholders' Equity

A. STOCK OPTION PLANS

There are a total of 48,783,835 shares of common stock reserved for issuance under the Company's stock option plans at December 31, 2001. Stock options granted to date generally vest over a one to five year period, expire after ten years and have exercise prices equal to the market value of the Company's common stock at the date of grant.

A summary of changes in the stock option plans is:

	Shares Under Option		
	Option Price per Share	Number of Shares (in thousands)	Weighted Avg. Exercise Price
Shares under option at January 1, 1999	$ 1.19 to $15.93	35,921	$ 5.87
Granted	$14.03 to $25.22	6,950	$17.31
Exercised	$ 1.45 to $ 8.17	(4,702)	$ 4.26
Cancelled	$ 2.45 to $17.19	(488)	$ 9.06
Shares under option at December 31, 1999	$ 1.19 to $25.22	37,681	$ 8.15
Granted	$20.75 to $41.22	4,155	$31.59
Granted to replace Telxon options	$10.63 to $39.50	2,610	$17.99
Exercised	$ 1.45 to $14.67	(5,022)	$ 5.34
Cancelled	$ 3.46 to $35.83	(983)	$16.02
Shares under option at December 31, 2000	$ 1.19 to $41.22	38,441	$11.57
Granted	$12.55 to $27.97	5,436	$26.93
Exercised	$ 1.19 to $33.75	(6,022)	$ 6.42
Cancelled	$ 1.45 to $39.50	(1,554)	$20.72
Shares under option at December 31, 2001	$ 1.58 to $41.22	36,301	$14.33
Shares exercisable at December 31, 2001	$ 1.58 to $33.75	20,516	$ 8.31
Shares exercisable at December 31, 2000	$ 1.19 to $39.50	20,539	$ 7.03
Shares exercisable at December 31, 1999	$ 1.19 to $ 8.17	17,199	$ 4.94

The following table summarizes information concerning currently outstanding and exercisable options:

Range of Exercise Prices	Number Outstanding (in thousands)	Remaining Life (years)	Weighted Average Exercise Price	Number Exercisable (in thousands)	Weighted Average Exercise Price
$ 1.58 – $ 2.37	163	1.3	$ 1.80	163	$ 1.80
$ 2.38 – $ 3.55	2,156	2.7	$ 3.32	2,156	$ 3.32
$ 3.56 – $ 5.33	3,184	3.8	$ 4.64	3,184	$ 4.64
$ 5.34 – $ 8.00	11,487	5.2	$ 6.72	10,093	$ 6.70
$ 8.01 – $ 12.00	2,120	6.2	$ 9.36	1,144	$ 9.70
$ 12.01 – $ 18.00	7,551	7.0	$ 16.08	2,742	$ 15.61
$ 18.01 – $ 27.00	2,438	7.6	$ 24.87	677	$ 23.33
$ 27.01 – $ 40.50	7,143	8.5	$ 30.33	357	$ 30.98
$ 40.51 – $ 41.22	59	8.1	$ 41.22	0	$ 0
	36,301			20,516	

At December 31, 2001, an aggregate of 13,767,000 shares remain available for grant under the stock option plans. The tax benefits arising from stock option exercises during the years ended December 31, 2001, 2000, and 1999, in the amount of $43,993, $53,960, and, $26,786, respectively, were recorded in stockholders' equity as additional paid-in capital.

In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), the Company applies the intrinsic value based method as described in APB Opinion No. 25 and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for the fixed portion of its plans.

If compensation cost for the Company's fixed stock options (including outside directors' options and stock purchase warrants discussed below) had been determined in accordance with the fair value method described in SFAS No. 123, the Company's net (loss) earnings and (loss) earnings per share would have been the pro forma amounts indicated below:

	Year Ended December 31, 2001	2000	1999
Net (Loss) Earnings:			
As Reported	$(53,907)	$(68,966)	$116,364
Pro Forma	$(77,528)	$(86,262)	$103,996
Basic (Loss) Earnings Per Share:			
As Reported	$ (0.24)	$ (0.33)	$ 0.59
Pro Forma	$ (0.34)	$ (0.42)	$ 0.52
Diluted (Loss) Earnings Per Share:			
As Reported	$ (0.24)	$ (0.33)	$ 0.55
Pro Forma	$ (0.34)	$ (0.42)	$ 0.49

The weighted average fair value of options granted during 2001, 2000, and 1999, was $11.21, $12.75, and $6.10, per option, respectively. In determining the fair value of options and outside directors' options and stock purchase warrants granted in 2001, 2000, and 1999 for pro forma purposes the Company used the Black-Scholes option pricing model and assumed the following: a risk free interest rate of 5.5 percent; an expected option life of 4 years; an expected volatility of 45 percent, 43 percent, and 35 percent; and a dividend yield of 0.14 percent per year. As required by SFAS No. 123, the impact of outstanding non-vested stock options granted prior to 1995 has been excluded from the pro forma calculation.

B. OUTSIDE DIRECTORS' OPTIONS AND STOCK PURCHASE WARRANTS

All options and stock purchase warrants issued to outside directors vest over a two to four year period, expire after ten years and have exercise prices equal to the market value of the Company's common stock at the date of grant. A summary of changes in the outside Director's options and stock purchase warrants is:

	Option Price per Share	Number of Shares (in thousands)	Weighted Avg. Exercise Price
Shares under option at January 1, 1999	$ 3.33 to $ 9.83	681	$ 6.09
Granted	$15.80 to $25.22	233	$16.70
Exercised	$ 3.33 to $ 9.83	(86)	$ 5.57
Cancelled	— —	—	—
Shares under option at December 31, 1999	$ 3.33 to $25.22	828	$ 9.13
Granted	$32.00 to $35.83	750	$35.45
Exercised	$ 3.33 to $15.80	(145)	$ 7.91
Cancelled	$ 7.37 to $35.83	(335)	$27.99
Shares under option at December 31, 2000	$ 3.33 to $35.83	1,098	$21.52
Granted	— —	—	—
Exercised	— —	—	—
Cancelled	— —	—	—
Shares under option at December 31, 2001	$ 3.33 to $35.83	1,098	$21.52
Shares exercisable at December 31, 2001	$ 3.33 to $35.83	615	$14.06
Shares exercisable at December 31, 2000	$ 3.33 to $25.22	397	$ 7.21
Shares exercisable at December 31, 1999	$ 3.33 to $ 9.83	384	$ 5.36

The following table indicates the number of common shares issuable upon exercise and the exercise price per share of all outstanding outside Directors' options and stock purchase warrants as of December 31, 2001:

Exercisable to	Number of Shares Issuable Upon Exercise (in thousands)	Exercise Price Per Share	Shares Vested at December 31,2001 (in thousands)
2004	114	$ 3.33 to $ 3.65	114
2005	38	$ 4.43	38
2006	57	$ 6.19	57
2007	38	$ 6.52	38
2008	177	$ 7.37 to $ 9.83	139
2009	149	$ 15.80 to $ 25.22	98
2010	525	$ 32.00 to $ 35.83	131
	1,098		615

The weighted average fair value of outside directors options and stock purchase warrants granted during 2001, 2000, and 1999, was $0, $14.18, and $5.61, per share, respectively.

C. EMPLOYEE STOCK PURCHASE PLAN

During 1997, the Company adopted an employee stock purchase plan which was approved by the Company's stockholders at the annual meeting of shareholders. Participants may purchase shares of stock for an amount equal to 85 percent of the lesser of the closing price of a share of stock on the first trading day of the period or the last trading day of the period.

The stock sold to plan participants shall be authorized but unissued common stock, treasury shares or shares purchased in the open market. The aggregate number of shares which may be issued pursuant to the plan is 1,898,438. As of December 31, 2001, 1,445,833 shares were issued to participants and subsequent to December 31, 2001, 264,666 shares were issued to participants by the Company all of which were purchased in the open market. The weighted average fair value of the options granted to purchase shares in 2001 was $6.36.

D. SHAREHOLDER RIGHTS PLAN

In August 2001, the Company announced that its Board of Directors adopted a stockholder rights plan. In connection with the adoption of the rights plan, the Board has designated and reserved five hundred thousand shares of Series A Junior Participating preferred stock and has declared a dividend of one preferred stock purchase right (the "rights") for each share of the Company's common stock outstanding on September 14, 2001. The rights will continue to be represented by, and trade with, the Company's common stock certificates, unless the rights become exercisable. The rights become exercisable (with certain exceptions) only in the event that any person or group acquires beneficial ownership of, or announces a tender or exchange offer for, 15 percent or more of the outstanding shares of the Company's common stock. The rights will expire on August 13, 2011, unless earlier redeemed, exchanged or terminated in accordance with the rights plan.

E. TREASURY STOCK

Treasury stock is comprised of 20,224,000 shares purchased in open market transactions pursuant to programs authorized by the Board of Directors for a total cost of $142,497. Approximately 519,000 of these shares were purchased during the year ended December 31, 2001 for a cost of $6,502.

Additionally, in accordance with the provisions in the Company's stock option plans, executive officers are permitted to tender shares to the Company (with certain restrictions) to pay option prices and taxes in connection with stock option exercises. Treasury stock is comprised of 11,837,000 shares of common stock for a total cost of $133,238 related to this program. During the year ended December 31, 2001, executive officers exercised 1,553,000 stock options for which approximately 854,000 of these shares were tendered to the Company for a total cost of $25,858. The surrender of these shares to the Company by executive officers resulted in such officers acquiring approximately 699,000 additional shares of common stock during the year ended December 31, 2001 pursuant to the aforementioned exercises.

Treasury stock is partially offset by 7,529,000 shares which have been reissued in the year ended December 31, 2000 in two private placement offerings with a book value of $57,776 for proceeds of $200,587.

17. Associate Benefit Plans

A. PROFIT SHARING RETIREMENT PLAN

The Company maintains a 401(k) profit sharing retirement plan for all U.S. associates meeting certain service requirements. The Company contributes monthly, 50.0 percent of the first 6.0 percent of associates' contributions, which results in a maximum Company contribution of 3.0 percent of the associates' annual compensation. Plan expense for the years ended December 31, 2001, 2000, and 1999, was $8,170, $7,519, and $6,182, respectively.

B. HEALTH BENEFITS

The Company pays a portion of costs incurred in connection with providing associate and dependent health benefits through programs administered by various insurance companies. Such costs amounted to $23,076, $16,683, and $14,161, for the years ended December 31, 2001, 2000 and 1999, respectively.

C. EXECUTIVE RETIREMENT PLAN

The Company maintains an Executive Retirement Plan (the "Plan") in which certain highly compensated associates are eligible to participate. Participants are selected by a committee of the Board of Directors. Benefits vest after five years of service and are based on a percentage of average compensation for the three years immediately preceding termination of the participant's full-time employment. As of December 31, 2001, 14 officers were participants in the Plan. The Company's obligations under the Plan are not funded apart from the Company's general assets.

	Year Ended December 31,		
Change in benefit obligation:	2001	2000	1999
Benefit obligation at beginning of year	$ 10,964	$ 10,381	$ 9,817
Service cost	865	1,086	1,063
Interest cost	1,233	885	792
Amortization of unrecognized prior service cost	–	92	92
Actuarial loss	429	97	110
Settlements	(1,343)	(1,523)	(1,439)
Benefits paid	(54)	(54)	(54)
Benefit obligation at end of year	$ 12,094	$ 10,964	$ 10,381
Funded status	$(17,350)	$(17,483)	$(13,730)
Unrecognized actuarial loss	4,718	5,981	2,719
Unrecognized prior service cost	538	538	630
Net amount recognized	$(12,094)	$(10,964)	$(10,381)
Service cost	$ 865	$ 1,086	$ 1,063
Interest cost	1,233	885	792
Amortization of unrecognized prior service cost	–	92	92
Recognized net actuarial loss	429	97	110
Net periodic benefit cost	$ 2,527	$ 2,160	$ 2,057

The Plan had $12,299 and $11,717 of vested benefit obligations at December 31, 2001, and 2000, respectively, which are included in other liabilities. The projected benefit obligation at December 31, 2001, 2000, and 1999 was determined using an assumed weighted average discount rate of 7.5 percent, 8.0 percent, and 7.5 percent, respectively, and an assumed increase in the long-term rate of compensation of 5 percent, 6 percent, and 5 percent for December 31, 2001, 2000, and 1999, respectively.

18. Reconciliation of Basic and Diluted (Loss)/Earnings Per Share

Basic earnings per common share are computed based on the weighted average number of common shares outstanding during each period. Diluted earnings per common share are computed based on the weighted-average number of common shares, after giving effect to diluted common stock equivalents outstanding during each period.

The following table provides a reconciliation between basic and diluted (loss)/earnings per share:

	For The Year Ended								
	December 31, 2001			December 31, 2000			December 31, 1999		
	Loss	Shares	Per Share	Loss	Shares	Per Share	Income	Shares	Per Share
Basic EPS									
(Loss) Income available to common stockholders	$(53,907)	227,392	$(0.24)	$(68,966)	206,444	$(0.33)	$116,364	198,732	$ 0.59
Effect of Dilutive Securities									
Options/Warrants[1]	–	–	–	–	–	–	–	13,626	$(0.04)
Diluted EPS									
(Loss) Income available to common stockholders plus assumed exercises	$(53,907)	227,392	$(0.24)	$(68,966)	206,444	$(0.33)	$116,364	212,358	$ 0.55

(1) For the years ended December 31, 2001 and 2000, the impact of stock options and warrants and convertible subordinated notes and debentures is antidilutive and has therefore not been included herein.

19. Business Segments and Operations by Geographic Areas

The Company's business consists of the design, manufacture and marketing of scanner integrated mobile and wireless information management systems, and the servicing of, customer support for and professional services related to these systems. During the fourth quarter of 2001, the Company reorganized its services activities and formed a new global services organization. This change allows the Company to focus on the delivery of all services to its customers. These activities will be coordinated under one global services organization. As a result, the Company will present two reportable operating segments as Products and Services.

The Products segment sells bar code capture and verification equipment, mobile computing devices and other peripheral products. The Services segment provides wireless communication solutions that connect the Company's bar code reading equipment and mobile computing devices to wireless networks. This segment also provides worldwide comprehensive repair and maintenance integration and support in the form of service contracts or repairs on an as-needed basis. Management uses many factors to measure performance and allocate resources to these two reportable segments. The primary measurement is gross profit. The accounting policies of the two reportable segments are essentially the same as those applied to the consolidated financial statements but management is continuing to monitor its cost of revenue allocations between the products and services segments. Changes in cost allocations between segments may be required which could materially change the reported gross profit of the segments. Summarized financial information concerning the Company's reportable operating segments is shown in the following table. Prior years' data has been reclassified to reflect the current segment structure. Identifiable assets are those tangible and intangible assets used by each operating segment. Corporate assets are principally cash and temporary investments, deferred, prepaid and refundable income taxes, the excess of cost over fair value of net assets acquired, marketable securities, and various other assets which can not appropriately be allocated to either reportable segment. Intersegment transactions are minimal and any intersegment profit is eliminated in consolidation.

	Reportable Segments			
	Products	Services	Corporate	Consolidated
Year ended December 31, 2001:				
External revenue	$1,146,870	$305,827	$ —	$1,452,697
Cost of revenue	837,984[1]	220,596[2]	—	1,058,580
Gross profit	$ 308,886	$ 85,231	$ —	$ 394,117
Identifiable assets	$ 971,670	$ 93,385	$ 827,619	$1,892,674
Year ended December 31, 2000:				
External revenue	$1,232,320	$217,170	$ —	$1,449,490
Cost of revenue	829,191[3]	159,946[4]	—	989,137
Gross profit	$ 403,129	$ 57,224	$ —	$ 460,353
Identifiable assets	$1,014,186	$ 71,678	$1,007,335	$2,093,199
Year ended December 31, 1999:				
External revenue	$ 969,556	$169,734	$ —	$1,139,290
Cost of revenue	525,166	129,390	—	654,556
Gross profit	$ 444,390	$ 40,344	$ —	$ 484,734
Identifiable assets	$ 772,413	$ 33,582	$ 241,949	$1,047,944

(1) Includes pre-tax charges of $163,091 related to an inventory writedown and the reorganization of the Company's manufacturing facilities. Excluding these charges gross profit would be $471,977 or 41.2 percent of revenue.

(2) Includes pre-tax charges of $6,571 related to the reorganization of the Company's manufacturing facilities. Excluding these charges gross profit would be $91,802 or 30.0 percent of revenue.

(3) Includes pre-tax charges of $114,440 related to restructuring and impairment costs related to the Telxon acquisition. Excluding these charges gross profit would be $517,569 or 42.0 percent of revenue.

(4) Includes pre-tax charges of $2,461 related to restructuring and impairment costs related to the Telxon acquisition. Excluding these charges gross profit would be $59,685 or 27.5 percent of revenue.

The Company's internal structure is in the form of a matrix organization whereby certain managers are held responsible for Products and Services worldwide while other managers are responsible for specific geographic areas. The operating results of both components are reviewed on a regular basis. Supplemental information about geographic areas is as follows:

The Company operates its business in three main geographic regions; The Americas (which includes North and South America), EMEA (which includes Europe, Middle East and Africa) and Asia Pacific (which includes Japan, the Far East and Australia). Summarized financial information concerning the Company's geographic regions is shown in the following table. Sales are allocated to each region based upon the location of the use of the products and services. The "Corporate" column includes corporate related expenses (primarily various indirect manufacturing operations costs, engineering and general and administrative expenses) not allocated to geographic regions. This has the effect of increasing operating profit for The Americas, EMEA and Asia Pacific. Identifiable assets are those tangible and intangible assets used in operations in each geographic region. Corporate assets are principally temporary investments and the excess of cost over fair value of net assets acquired. Certain assets which have been allocated to each geographic region could not be allocated to either of the Company's two reportable operating segments. Therefore, corporate assets as shown in the following table are different from corporate assets as previously shown in the segment disclosure.

	The Americas	EMEA	Asia Pacific	Corporate	Consolidated
Year ended December 31, 2001:					
Sales to unaffiliated customers	$ 976,193	$ 393,236	$83,268	$ —	$1,452,697
Transfers between geographic areas	336,047	—	—	(336,047)	—
Total net revenue	$1,312,240	$ 393,236	$83,268	$(336,047)	$1,452,697
Interest income	$ 1,590	$ 960	$ 142	—	$ 2,692
Interest expense	$ 20,591	$ 76	—	—	$ 20,667
Depreciation and amortization expense	$ 86,159	$ 8,360	$ 610	—	$ 95,129
(Loss) Earnings before income taxes and extraordinary item	$ 317,810	$ 97,670	$31,140	$(527,009)	$ (80,389)
Income tax (benefit)/expense	$ (33,122)	$ 3,308	$ 4,145	—	$ (25,669)
Identifiable assets	$1,211,083	$ 303,083	$38,078	$ 340,430	$1,892,674
Year ended December 31, 2000:					
Sales to unaffiliated customers	$1,011,703	$ 355,736	$82,051	$ —	$1,449,490
Transfers between geographic areas	274,600	—	—	(274,600)	—
Total net revenue	$1,286,303	$ 355,736	$82,051	$(274,600)	$1,449,490
Interest income	$ 3,620	$ 501	$ 92	—	$ 4,213
Interest expense	$ 15,879	$ 500	$ 54	—	$ 16,433
Depreciation and amortization expense	$ 75,224	$ 6,396	$ 463	—	$ 82,083
(Loss) Earnings before income taxes	$ 316,034	$ 69,750	$26,100	$(491,442)	$ (79,558)
Income tax (benefit)/expense	$ (16,152)	$ 4,121	$ 1,439	—	$ (10,592)
Identifiable assets	$1,380,287	$ 281,008	$69,617	$ 362,287	$2,093,199
Year ended December 31, 1999:					
Sales to unaffiliated customers	$ 731,206	$ 343,507	$64,577	$ —	$1,139,290
Transfers between geographic areas	241,175	—	—	(241,175)	—
Total net revenue	$ 972,381	$ 343,507	$64,577	$(241,175)	$1,139,290
Interest income	$ 1,704	$ 568	$ 43	—	$ 2,315
Interest expense	$ 8,010	$ 126	—	—	$ 8,136
Depreciation and amortization expense	$ 59,878	$ 5,993	$ 313	—	$ 66,184
Earnings before income taxes	$ 273,968	$ 93,198	$23,419	$(219,461)	$ 171,124
Income tax expense	$ 49,783	$ 2,822	$ 2,155	—	$ 54,760
Identifiable assets	$ 771,305	$ 143,717	$23,832	$ 109,090	$1,047,944

20. Selected Quarterly Financial Data (Unaudited)

The following tables set forth unaudited quarterly financial information for the years ended December 31, 2001 and 2000:

	Quarter Ended			
	March 31	June 30	September 30	December 31
Year Ended December 31, 2001:				
Total net revenue	$ 450,165	$ 340,210	$ 331,191	$ 331,131
Gross profit	$ 170,376	$ 18,117	$ 73,033	$ 132,591
Net earnings (loss)	$ 27,945	$ (59,553)(1)	$ (35,693)(2)	$ 13,394
Basic earnings (loss) per share	$ $0.12	$ ($0.27)(1)	$ ($0.16)(2)	$ $0.06
Diluted earnings (loss) per share	$ $0.12	$ ($0.27)(1)	$ ($0.16)(2)	$ $0.06
Year Ended December 31, 2000:				
Total net revenue	$ 320,011	$ 341,398	$ 373,249	$ 414,832
Gross profit	$ 133,072	$ 141,081	$ 154,047	$ 32,153
Net earnings (loss)	$ 31,736	$ 36,177	$ 40,450	$(177,329)(3)
Basic earnings (loss) per share	$ 0.16	$ 0.18	$ 0.20	$ (0.84)(3)
Diluted earnings (loss) per share	$ 0.14	$ 0.16	$ 0.18	$ (0.84)(3)

(1) Includes pre-tax charge of $110,000 or ($0.30) diluted loss per share for the quarter related to an inventory writedown.
(2) Includes pre-tax charge of $59,662 or ($0.21) diluted loss per share for the quarter related to the reorganization of the Company's manufacturing facilities.
(3) Includes pre-tax charges of $273,521 or ($0.95) diluted loss per share for the quarter related to acquisition costs associated with restructuring and impairment charges ($146,696), in-process research and development ($87,600), and merger integration charges ($39,225).

The quarterly earnings (loss) per share information is computed separately for each period. Therefore, the sum of such quarterly per share amounts may differ from the total for the year.

21. Subsequent Events

a. In February 2002, the Company's former President and Chief Executive Officer announced his retirement. In connection therewith, the Company will record a pre-tax compensation and related benefits charge of approximately $8,500 in the first quarter of 2002.
b. In January and February of 2002, Telxon purchased in the open market $34,790 of its 5.75 percent notes for $34,127 in cash and $5,173 of its 7.5 percent debentures for $5,004 in cash. In March 2002, Telxon called for the redemption of all of its 5.75 percent notes and 7.5 percent debentures. The redemption date will be April 15, 2002. The redemption price will be 100.8214 percent of the outstanding principal amount plus accrued and unpaid interest for the 5.75 percent notes and 100 percent of the outstanding principal amount plus accrued and unpaid interest for the 7.5 percent debentures. The aggregate principal amount to be redeemed is $45,089.

Schedule II – Valuation and Qualifying Accounts

For the Years Ended December 31, 2001, 2000 and 1999 (All amounts in thousands)

COLUMN A	COLUMN B	COLUMN C		COLUMN D	COLUMN E
		Additions			
Description	Balance at beginning of year	Charged to cost and expenses	Charged to other accounts	Deductions	Balance at end of year
Allowance for doubtful accounts:					
December 31, 2001	$ 31,275	$ 3,687	$ –	$ 3,614(b)	$ 31,348
December 31, 2000	$ 11,924	$ 2,975	$17,603(a)	$ 1,227(b)	$ 31,275
December 31, 1999	$ 10,031	$ 3,288	$ –	$ 1,395(b)	$ 11,924
Inventory reserve:					
December 31, 2001	$109,326	$12,360	$ –	$77,259(d)	$ 44,427
December 31, 2000	$ 26,955	$21,449	$80,168(c)	$19,246(d)	$109,326
December 31, 1999	$ 16,275	$27,079	$ –	$16,399(d)	$ 26,955
Warranty reserve:					
December 31, 2001	$ 8,685	$32,594	$ –	$29,711(f)	$ 11,568
December 31, 2000	$ 6,298	$29,835	$ 1,737(e)	$29,185(f)	$ 8,685
December 31, 1999	$ 8,176	$21,107	$ –	$22,985(f)	$ 6,298

(a) Telxon-related allowance for doubtful accounts. (b) Uncollectible accounts written off. (c) Telxon-related inventory reserves. (d) Inventory disposed of. (e) Telxon-related warranty reserves.
(f) Warranty costs incurred.

Executive Officers and Directors

EXECUTIVE OFFICERS

Dr. Jerome Swartz
Chairman of the Board of Directors, Chief Executive Officer, Chief Scientist and Director

Richard Bravman
President and Chief Operating Officer

Leonard H. Goldner
Executive Vice President, General Counsel and Secretary

Carole DeMayo
Senior Vice President — Human Resources

Ron Goldman
Senior Vice President,
General Manager — Marketing and Business Development

Kenneth V. Jaeggi
Senior Vice President — Finance and Chief Financial Officer

Dr. Joseph Katz
Senior Vice President — Research and Development

Dr. Boris Metlitsky
Senior Vice President — Corporate Engineering

Dr. Satya Sharma
Senior Vice President, General Manager — Worldwide Operations

Robert W. Korkuc
Vice President and Chief Accounting Officer

DIRECTORS

Dr. Jerome Swartz
Chairman of the Board of Directors, Chief Executive Officer, Chief Scientist and Director

Raymond R. Martino
Vice Chairman of the Board

Dr. George Bugliarello
Polytechnic University Chancellor

Dr. Leo A. Guthart
Topspin Partners, LP Executive Director

Harvey P. Mallement
Harvest Partners, Inc. Managing General Partner

Tomo Razmilovic
Former President and Chief Executive Officer

Dr. James Simons
Renaissance Technologies, Inc. President

Charles B. Wang
Computer Associates International, Inc. Chairman

Shareholder Information

To provide shareholders with more timely information, Symbol's quarterly financial results are posted on the Company's Worldwide Web Site (www.symbol.com). Requests for interim and annual reports, Form 10-K, or other information about the Company should be directed to:

INVESTOR RELATIONS

Symbol Technologies, Inc.
One Symbol Plaza, MS A-25
Holtsville, NY 11742-1300

TRANSFER AGENT/REGISTRAR

The Bank of New York
63 Madison Avenue – 8th Floor
New York, NY 10016
1.800.524.4458

STOCK

New York Stock Exchange
Stock Symbol: SBL
The common stock is also traded on the Boston, Philadelphia, Midwest and Pacific stock exchanges.

INDEPENDENT AUDITORS

Deloitte & Touche LLP

Symbol Technologies, Inc. is an Equal Opportunity and Affirmative Action Employer

CORPORATE HEADQUARTERS

Symbol Technologies, Inc.
One Symbol Plaza
Holtsville, NY 11742-1300
Phone: +1.631.738.2400
Fax: +1.631.738.5990
www.symbol.com

THE AMERICAS

Regional Offices

6541 Commercecentre Drive
Lake Forest, CA 92630
Phone: +1.949.639.8000
Fax: +1.949.639.8097

6480 Via Del Oro
San Jose, CA 95119
Phone: +1.408.528.2600
Fax: +1.408.528.2892

2221 Newmarket Parkway
Suite 116
Marietta, GA 30067
Phone: +1.770.850.0115
Fax: +1.770.859.9999

1555 Hassell Road
Suite 102
Hoffman Estates, IL 60195
Phone: +1.847.252.4300
Fax: +1.847.252.4399

50 Kendrick Street
Suite 102
Needham, MA 02494
Phone: +1.781.433.1453
Fax: +1.781.444.1425

25533 W. Twelve Mile Road
Suite 134
Farmington Hills, MI 48331
Phone: +1.248.553.8893
Fax: +1.248.553.8894

301 Hackensack Avenue
5th Floor
Hackensack, NJ 07601
Phone: +1.201.488.2001
Fax: +1.201.488.0705

5400 Legacy Drive
Suite 320
Plano, TX 75024
Phone: +1.972.781.7000
Fax: +1.972.781.7087

Symbol Technologies Canada, Inc.
2180 Orbitor Drive
Mississauga
Ontario, Canada L4W 5L9
Phone: +1.905.629.7226
Fax: +1.905.629.9765

Latin America Headquarters
7900 Glades Road
Suite 340
Boca Raton, FL 33434
Phone: +1.561.483.1275
Fax: +1.561.483.3922

Symbol Technologies do Brasil Ltda
Av. Tamboré, 450
Tamboré
Cep: 06460-000
Barueri, São Paulo
Brazil
Phone: +1.55.11.4208.5580

Symbol Technologies Mexico Ltd.
Torre Picasso
Boulevard Manuel Avilia Comacho No. 88
Lomas de Chapultepec
CP 11000 Mexico City
Mexico
Phone: +52.5.520.1835
Fax: +52.5.520.2086

EUROPE, MIDDLE EAST & AFRICA (EMEA)

EMEA Headquarters

Symbol Technologies EMEA
Symbol Place
Winnersh Triangle
Berkshire, RG41 5TP
United Kingdom
Phone: +44.118.945.7000
Fax: +44.118.945.7500

Regional Offices

Symbol Technologies GesmbH
Prinz-Eugenstrasse 70
Suite 3-2, Haus-5 Stock
1040 Wien, Austria
Phone: +43.1.505.57.94
Fax: +43.1.505.39.62

Symbol Technologies Benelux
Chausée de la Hulpe 150/1
B-1170 Bruxelles
Belgium
Phone: +32.2.663.1500
Fax: +32.2.660.9237

Symbol Technologies A/S
Dr. Neergaardvej 3
DK-2970 Hørsholm
Denmark
Phone: +45.7020.1718
Fax: +45.7020.1716

Symbol Technologies Middle East
P.O. Box 500165
Office 128, Bldg 3
P.O. Box 500165
Dubai
United Arab Emirates
Phone: +971.4.391.0630
Fax: +971.4.391.8872

Symbol Technologies Oy
Kaupintie 8 A 6
FIN-00440 Helsinki
Finland
Phone: +358.9.5407.580
Fax: +358.9.5407.5821

Symbol Technologies Switzerland
World Trade Centre
Leutschenbachstrasse 95
Zurich
CH-8050
Phone: +41.1.308.3616

Symbol Technologies S.A.
Centre d'Affaires d'Antony
3 Rue de la Renaissance
92184 Antony Cedex, France
Phone: +33.1.40.96.52.00
Fax: +33.1.40.96.52.52

Symbol Technologies GmbH
Waldstrasse 66
D-63128 Dietzenbach, Germany
Phone: +49.60.74.490.20
Fax: +49.60.74.427.95

Symbol Technologies S.R.L.
Via Cristoforo Colombo 49
20090 Trezzano Sul Naviglio
Milan, Italy
Phone: +39.02.48.444.1
Fax: +39.02.44.54.385

Symbol Technologies B.V.
Kerkplein 2, 7051 CX
Postbus 24 7050 AA
Varsseveld
Netherlands
Phone: +31.315.271.700
Fax: +31.315.271.740

Symbol Technologies
Hoybratenvein 35 C
N-1055 Oslo
Norway
Phone: +47.9175.1285
Fax: +47.2232.4375

Symbol Technologies Africa, Inc.
Block B2 Rutherford Estate
1 Scott Street
Waverly 2090
Johannesburg
Republic of South Africa
Phone: +27.11.809.5300
Fax: +27.11.809.5330

Symbol Technologies S.L.
Edificio Piovera Azul
Calle Peonias, 2
Sexta Planta
28042 Madrid, Spain
Phone: +34.91.324.4000
Fax: +34.91.324.4010

Symbol Technologies AB
Solna Strandväg 78
Box 1354
S 171 26 Solna
Sweden
Phone: +46.84.452.900
Fax: +46.84.452.910

Symbol Technologies Ltd.
Symbol Place
Winnersh Triangle
Berkshire
RG41 5TP
United Kingdom
Phone: +44.118.945.7000
Fax: +44.118.945.7500

ASIA-PACIFIC

Asia-Pacific Headquarters

Symbol Technologies Asia, Inc.
Singapore Branch
230 Victoria Street #05-07/09
Bugis Junction Office Tower
Singapore 188024
Phone: +65.6796.9600
Fax: +65.6337.6488

Regional Offices

Symbol Technologies Pty. Ltd.
10th Floor
432 St. Kilda Road
Melbourne, Victoria 3004
Australia
Phone: +61.3.9862.7000
Fax: +61.3.9862.7001

Unit C, No. 55-61
Talavera Road
North Ryde NSW 2113
Australia
Phone: +61.2.9878.4000
Fax: +61.2.9878.4700

Olympus-Symbol Inc.
San-Ei Building 4F
1-22-2 Nishi-Shinjuku
Shinjuku-ku, Tokyo 160-0023
Japan
Phone: +81.3.3348.0213
Fax: +81.3.3348.0216

Shin-Osaka San-R Center Bldg. 9F
5-1-18, Miyahara, Yodogawa-ku
Osaka-city, 532-0003
Japan
Phone: +81.6.6394.8863
Fax: +81.6.6397.0593

Symbol Technologies Asia, Inc.
Singapore Branch
Asia Operation
230 Victoria Street #05-07/09
Bugis Junction Office Tower
Singapore 188024
Phone: +65.6796.9600
Fax: +65.6338.3075

Symbol Technologies Hong Kong Limited
Room 703, 7th Floor
Top Glory Tower
No 262 Gloucester Road
Causeway Bay, Hong Kong
Phone: +852.2838.8360
Fax: +852.2838.0316

Symbol Technologies Asia Inc.
Beijing Office
Suite No. 561
Poly Plaza Office Tower
14 Dongzhimen Nandajie
Dongcheng District
Beijing 100027
China
Phone: +86.10.6508.9535
Fax: +86.10.6501.9468

Symbol Technologies Asia Inc.
Shanghai Office
Room 3723, 37/F., Nan Zheng Building
No.580 Nan Jing West Road
Shanghai 200041
China
Phone: +86.21.523.40778
Fax: +86.21.523.40292

Symbol Technologies Asia Inc.
Shenzhen Office
Rm 1321, New Century Hotel
HuaQiang Bei Road
Fu Tian District,
Shenzhen 518 028
China
Phone: +86.755.3233.915
Fax: +86.755.3233.909

Symbol Technologies Asia Inc.
Korea Office
Room A-609
Champs Elys'ees Center
889-5 Daechi-Dong
Kangnam-Gu
Seoul 135-284
Korea
Phone: +82.2.562.0530
Fax: +82.2.562.0531

symbol®

SYMBOL TECHNOLOGIES, INC.
One Symbol Plaza
Holtsville, NY 11742-1300
1.800.722.6234
1.631.738.2400
Fax: +1.631.738.5990
Email: info@symbol.com
www.symbol.com